DATANG INTERNATIONAL POWER GENERATION COMPANY LIMITED
482 GUANGANMENNEI AVE., XUANWU DISTRICT
BEIJING, 100053
PRC

08000442

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

SEC Mail Processing Section

JAN 22 2008

Washington, DC
107

SUPPL

[Jan 11], 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Datang International Power Generation Company Limited
Rule 12g3-2(b) Materials
File No. 82-5186

PROCESSED
JAN 30 2008
THOMSON FINANCIAL

Dear Sirs or Madams:

On behalf of Datang International Power Generation Company Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company:

1. [Discloseable And Connected Transaction, published [Jan 9], 2007]
2. [Announcement, published [Jan 11], 2007]
3. [Announcement on Power Generation for the Year of 2006, published [Jan 17], 2007]
4. [Change of Principal Place of Business in HongKong, published [Jan 24], 2007]
5. [Supplemental Agreement to the Disclseable and Connected Transaction, published [Feb 15], 2007]
6. [Indicative Announcement on the Listing and Trading of the Off-line placement of the A Shares, published [Mar 19], 2007]
7. [Announcement of 2006 Annual Results, published [Mar 30], 2007]
8. [Announcement on Power Generation for the First Quarter of 2007, published [Apr 18], 2007]
9. [Announcement on Resolutions of the Sixth Meeting of the Fifth Session of the Supervisory Committee, published [Mar 30], 2007]
10. [Resolutions Passed at the Extraordinary General Meeting, published [Mar 30], 2007]
11. [Announcement on Resolutions of the Twenty-first Meeting of the Fifth Session of the Board of Directors, published [Mar 30], 2007]
12. [Announcement on Resolution of the Twenty-second Meeting of the Fifth Session of the Board of Directors, published [Apr 26], 2007]
13. [Overseas Regulatory Announcement First Quarterly Report of 2007, published [Apr 26], 2007]
14. [Continuing Connected Transactions, published [May 10], 2007]
15. [Announcement on Resolutions of the Twenty-third Meeting of the Fifth Session of the Board of Directors, published [May 14], 2007]

BJ-1820

dlw 1/29

DATANG INTERNATIONAL POWER GENERATION COMPANY LIMITED
482 GUANGANMENNEI AVE., XUANWU DISTRICT
BEIJING, 100053
PRC

16. [Announcement on Resolutions of the Eighth Meeting of the Fifth Session of the Supervisory Committee, published [May 14], 2007]
17. [Resolution Passed at the General Meeting for the Year 2004,the H Shares Class Meeting and the Domestic Shares Class Meeting, published [June 22], 2005]
18. [Completion of the Issue of the First Batch of 2007 Short-term Commercial Papers, published [June 7], 2007]
19. [Resolutions Passed at the 2006 Annual General Meeting, published [June 29], 2007]
20. [Closure of Books of H Share Shareholders, published [Jun 29], 2007]
21. [Announcement on Resolutions of the Twenty-eighth Meeting of the Fifth Session of the Board of Directors, published [Jul 2], 2007]
22. [Overseas Regulatory Announcement Power Generation for the First Half of 2007, published [Jul 9], 2007]
23. [Announcement Payment of Final Dividends and Bonus Issue, published [Jul 23], 2007]
24. [Notice of Board of Directors Meeting, published [Aug 14], 2007]
25. [Unusual Price and Volume Movement, published [Aug 21], 2007]
26. [Announcement on Resolutions of the Board of Directors, published [Aug 27], 2007]
27. [Announcement on Resolutions of the Supervisory Committee, published [Aug 27], 2007]
28. [Announcement of 2007 Interim Results, published [Aug 27], 2007]
29. [Overseas Regulatory Announcement, published [Oct 12], 2007]
30. [Overseas Regulatory Announcement, published [Oct 25], 2007]
31. [Overseas Regulatory Announcement, published [Oct 25], 2007]
32. [Clarification Announcement to the Third Quarterly Report, published [Oct 30], 2007]
33. [Announcement on the Listing and Trading of the Circulating Shares With Selling Restrictions, published [Dec 14], 2007]

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Zhou Gang
Corporate Secretary

Enclosures

BJ-1820

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

DISCLOSEABLE AND CONNECTED TRANSACTION

INVESTMENT AGREEMENT

The Board announces that on 9 January 2007, the Company entered into the Investment Agreement with BEIG, CDGC and MDHN to establish Tuoketuo No. 2 Power Co. for the purposes of planning, constructing and operating the Tuoketuo Power Plant Project. The Company, BEIG, CDGC and MDHN agreed to contribute to the establishment of Tuoketuo No. 2 Power Co. in the proportion of 40%, 25%, 20% and 15%, respectively.

DISCLOSEABLE AND CONNECTED TRANSACTION

According to the Listing Rules, as each of the assets and consideration ratios (as defined in Rule 14.07 of the Listing Rules) is more than 5% but less than 25%, the Investment Agreement constitutes a discloseable transaction of the Company which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules.

As at the date of the Investment Agreement, BEIG held approximately 11.86% of the issued share capital of the Company and 25% of the interest of Tuoketuo Power Company, a subsidiary of the Company; CDGC held approximately 34.96% of the issued share capital of the Company and MDHN held 15% of the interest of Tuoketuo Power Company. Accordingly, each of BEIG, CDGC and MDHN is a connected person of the Company under the Listing Rules and therefore the Investment Agreement constitutes a connected transaction of the Company under the Listing Rules. As each of the assets and consideration ratios (as defined in Rule 14.07 of the Listing Rules) is more than 2.5%, the Investment Agreement is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The Company will also disclose the relevant details in the next published annual report and accounts of the Company in accordance with the relevant requirements as set out in Rule 14A.45 of the Listing Rules. A circular containing details of the Investment Agreement, a letter from the independent board committee of the Company, and a letter from the independent financial advisor, both advising in respect of the terms of the Investment Agreement will be despatched to the Shareholders as soon as practicable. The notice of EGM will also be despatched to the Shareholders as soon as practicable.

INVESTMENT AGREEMENT

Date

9 January 2007

Parties to the Investment Agreement

1. The Company,
2. BEIG,
3. CDGC,
4. MDHN.

Major terms of the Investment Agreement

Pursuant to the Investment Agreement, the Company, BEIG, CDGC and MDHN agreed to contribute in cash to the establishment of Tuoketuo No. 2 Power Co. in the proportion of 40%, 25%, 20% and 15%, respectively, for the purposes of planning, constructing and operating the Tuoketuo Power Plant Project.

The total investment amount of the Tuoketuo Power Plant Project is approximately RMB10,193,530,000 (equivalent to approximately HK$10,165,067,810), subject to the final approval by the relevant government authorities in the PRC. The final registered capital of Tuoketuo No. 2 Power Co. will account for approximately 20% of the total investment amount of the project, i.e. approximately RMB2,038,710,000 (equivalent to approximately HK$2,033,017,551).

Pursuant to the Investment Agreement, the Company, BEIG, CDGC and MDHN will be responsible for contributing in cash in the proportion of 40% (i.e. approximately RMB815,484,000, equivalent to approximately HK$813,207,020), 25% (i.e. approximately RMB509,677,500, equivalent to approximately HK$508,254,388), 20% (i.e. approximately RMB407,742,000, equivalent to approximately HK$406,603,510) and 15% (i.e. approximately RMB305,806,500, equivalent to approximately HK$304,952,633), respectively, to the registered capital of Tuoketuo No. 2 Power Co.. There is no time limit specified in the Investment Agreement within which the parties shall contribute in full to the registered capital of Tuoketuo No. 2 Power Co. and it is expected that the parties to the Investment Agreement will contribute their respective shares to the registered capital of Tuoketuo No. 2 Power Co. in stages in line with the construction progress of the Tuoketuo Power Plant Project. As at the date of this announcement, the parties to the Investment Agreement have not contributed any registered capital to Tuoketuo No. 2 Power Co. The Company's contribution to the registered capital of Tuoketuo No. 2 Power Co. will be funded by internal resources.

Pursuant to the Investment Agreement, all funds required for the construction of the Tuoketuo Power Plant Project will be funded by the registered capital of Tuoketuo No. 2 Power Co. and financing resources in the PRC, i.e. loans from banks. If necessary, the respective parties to the Investment Agreement will severally guarantee against such financing in proportion to their respective capital contributions in Tuoketuo No. 2 Power Co. and Tuoketuo No. 2 Power Co. will provide counter-guarantee with its assets or other applicable means against the guarantees given by the respective parties to the Investment Agreement. In the event of any further capital injection or other guarantees against borrowings required upon the Company, the Company will comply with the relevant requirements under the Listing Rules if and when necessary.

Effective date of the Investment Agreement

The Investment Agreement will become effective when the respective parties to the Investment Agreement have respectively obtained approvals from their authorities for the investment items in the Investment Agreement. As at the date of this announcement, the Company still has to submit the Investment Agreement to its general meeting for consideration and approval.

Other major terms of the Investment Agreement

The term of operation of Tuoketuo No. 2 Power Co. shall be 30 years from the date of issuance of the business licence.

In order to enable the Company to obtain over 50% of the voting rights in the general meetings and board meetings of Tuoketuo No. 2 Power Co. upon its establishment, CDGC and the Company entered into a separate agreement and pursuant to which, CDGC agreed that while exercising the voting rights on the general meetings and board meetings of Tuoketuo No. 2 Power Co., CDGC will vote in line with the Company. As a result, Tuoketuo No. 2 Power Co. will become a subsidiary of the Company and the results of Tuoketuo No. 2 Power Co. will be fully consolidated into the Group's financial statements.

INFORMATION RELATING TO TUOKETUO NO. 2 POWER CO.

Pursuant to the Investment Agreement, Tuoketuo No. 2 Power Co., upon its establishment, will plan, construct and operate the Tuoketuo Power Plant Project which comprises four 600MW air-cooling coal-fired power generating units. Located in Hohhot City, Inner Mongolia Autonomous Region, the PRC, all the electricity generated by the power plant will be transmitted to the North China Power Grid.

INFORMATION RELATING TO THE GROUP

The Group is principally engaged in the development and operation of power plants, the sale of electricity and thermal power, and the repair, testing and maintenance of power equipment and power related technical services, with its main service areas in the PRC.

INFORMATION RELATING TO BEIG

BEIG is a wholly state-owned company which is allowed to engage in any business activities within the scope of operation as permitted by the laws and regulations. BEIG is principally engaged in the development and investment of various forms of energy.

INFORMATION RELATING TO CDGC

CDGC is a state-owned enterprise, its main scope of operations are the development, investment, construction, operation and management of power energy, organisation of power (thermal) production and sales, power technology development and consultation, and so forth.

INFORMATION RELATING TO MDHN

MDHN is a joint stock limited company and its scopes of operation are coal-fired power generation and supply of thermal power

REASONS FOR AND BENEFITS OF ENTERING INTO THE INVESTMENT AGREEMENT

The Tuoketuo Power Plant Project is located in a place with abundant coal resources. As such, fuel supplies with relatively low costs for the project can be guaranteed which will help lower the operation costs of the Tuoketuo Power Plant Project. Upon completion, the project will supply electricity directly to the North China Power Grid. Beijing-Tianjian-Tangshan ("BTT") area, which is within the North China Power Grid, is the load centre for electricity consumption with fast economic growth. The Company considers that the Tuoketuo Power Plant Project, upon its completion, will benefit from the growing demand for electricity in the BTT area, which in turn will enhance the Company's profitability as a whole. The Directors consider that the entering into the Investment Agreement will facilitate the profit growth of the Company.

The Directors consider that the terms of the Investment Agreement were negotiated on an arm's length basis between the Company and the parties thereto and were determined on normal commercial terms. The Directors consider that the terms of Investment Agreement are fair and reasonable and in the best interest of the Company and the Shareholders as a whole.

DISCLOSEABLE AND CONNECTED TRANSACTION

According to the Listing Rules, as each of the assets and consideration ratios (as defined in Rule 14.07 of the Listing Rules) is more than 5% but less than 25%, the Investment Agreement constitutes a discloseable transaction of the Company which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules.

As at the date of the Investment Agreement, BEIG held approximately 11.86% of the issued share capital of the Company and 25% of the interest of Tuoketuo Power Company, a subsidiary of the Company; CDGC held approximately 34.96% of the issued share capital of the Company and MDHN held 15% of the interest of Tuoketuo Power Company. Accordingly, each of BEIG, CDGC and MDHN is a connected person of the Company under the Listing Rules and therefore the Investment Agreement constitutes a connected transaction of the Company under the Listing Rules. As each of the assets and consideration ratios (as defined in Rule 14.07 of the Listing Rules) is more than 2.5%, the Investment Agreement is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The Company will also disclose the relevant details in the next published annual report and accounts of the Company in accordance with the relevant requirements as set out in Rule 14A.45 of the Listing Rules.

Shareholders having material interests in the transaction and their respective Associates will abstain from voting. BEIG and CDGC and their respective Associates will abstain from voting in accordance with the Listing Rules and that the voting will be taken by way of a poll.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISOR

An independent board committee comprising the independent non-executive Directors will be formed to advise the independent shareholders on the terms of the Investment Agreement.

The Company will appoint an independent financial advisor to advise the independent board committee of the Company and the independent shareholders on the terms of the Investment Agreement.

DESPATCH OF CIRCULAR

A circular containing details of the Investment Agreement, a letter from the independent board committee of the Company, and a letter from the independent financial advisor, both advising in respect of the terms of the Investment Agreement, will be despatched to the Shareholders as soon as practicable. The notice of the EGM will also be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	the domestic ordinary share(s) of the Company with a nominal value of RMB1.00 each
"Associate(s)"	has the meaning ascribed to it under the Listing Rules
"BEIG"	Beijing Energy Investment (Group) Company Limited (北京能源投資(集團)有限公司), a substantial Shareholder of the Company holding approximately 11.96% of the issued share capital of the Company
"Board"	board of Directors
"CDGC"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and a substantial Shareholder of the Company holding approximately 34.96% of the issued share capital of the Company
"Company"	Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, of which the H Shares are listed on The Stock Exchange of Hong Kong Limited and The London Stock Exchange Limited and the A Shares are listed on the Shanghai Stock Exchange
"connected person"	has the meaning ascribed to it under the Listing Rules
"Directors"	directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held to consider and, if thought fit, approve the Investment Agreement
"H Share(s)"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on The Stock Exchange of Hong Kong Limited and The London Stock Exchange Limited
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Investment Agreement"	the investment agreement in relation to jointly establish Tuoketuo No. 2 Power Co. for the purposes of planning, constructing and operating the Tuoketuo Power Plant Project, dated on 9 January 2007 entered into between the Company, BEIG, CDGC and MDHN
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"MDHN"	Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited, of which the shares are listed and traded on the Shanghai Stock Exchange
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	shareholder(s) of the Company
"Tuoketuo No. 2 Power Co."	Inner Mongolia Datang International Tuoketuo No. 2 Power Generation Company Limited
"Tuoketuo Power Company"	Inner Mongolia Datang International Tuoketuo Power Generation Company Limited, a subsidiary of the Company, of which its 60% shares are held by the Company
"Tuoketuo Power Plant Project"	the power plant project of Phases IV and V of Tuoketuo power plant with a capacity of 4 x 600MW
"%"	per cent.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 10 January 2007

As at the date of this announcement, the Directors are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

* *Independent non-executive Directors*

For the purpose of this announcement, HK$1.00 is equivalent to RMB1.0028

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 10 January 2007, the State Environmental Protection Administration published to the media a list of steel and iron, power and metallurgy projects which have breached the State's environmental impact assessments and "Three-Simultaneity" (「三同時」) policy (i.e. simultaneous design, construction, and checking and acceptance of environmental protection facilities and the principal part of a development project). The list includes the five 50 MW thermal power units operated by the Company's controlling subsidiary, Hebei Datang International Tangshan Thermal Power Generation Company Limited ("Tangshan Thermal Power Company"), and Liancheng Power Plant Phase II Project operated by the Company's another controlling subsidiary, Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company"). Relevant details of such cases are set out below:

1. Environmental protection is a primary policy target and fundamental State policy essential for the State's sustainable development. The Company will strictly comply with and pro-actively execute any policies, rules and requirements issued by the State Environmental Protection Administration.

2. Tangshan Thermal Power Company is responsible for the thermal energy supply to residents and users within the Tangshan region, which has an area of approximately 14 million square metres. As it is presently the heating period, the closure of the five 50 MW thermal power units will have considerable impacts on the thermal energy supply. The Company is discussing with the relevant authorities in the Tangshan region to gradually close down the five 50 MW thermal power units effective from today, in accordance with the requirements of the State Environmental Protection Administration. The detailed schedule for the closure of the relevant generation units is currently being discussed.

3. After the commencement of operation, Liancheng Power Plant Phase II Project has commenced the desulphurisation project, in order to achieve a higher level of environmental protection performance. However, due to the limited size of the desulphurisation area and the need to relocate the environmental protection checkpoints on the pipelines and flues of certain environmental protection facilities, the site failed to meet the check and acceptance inspection for environmental protection facilities under the "Three-Simultaneity" policy, thereby preventing the project from applying for the environmental protection check and acceptance inspection as scheduled. The desulphurisation project of the Liancheng Power Plant Phase II Project is expected to commence operation in March 2007, and the Company is actively applying to the relevant State authorities for the environmental protection check and acceptance inspection for the project.

4. The Company will actively coordinate with various parties and implement environmental protection measures, so as to meet the requirements of the State Environmental Protection Administration as soon as practicable. According to the actual progress of the construction projects of the Company, the State Environmental Protection Administration's action against the Company will have no significant impact on the Company's construction projects.

The Company sincerely hopes that investors can understand the realities about the Company, focusing on the Company's future development prospects and maintaining the attention and support to the Company.

The Company would also like to remind investors of the investment risks involved.

This announcement is also published on the website of Shanghai Stock Exchange (http://www.sse.com.cn) and relevant newspapers in the PRC.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 11 January 2007

As at the date of this announcement, the Directors are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

Announcement on Power Generation for the Year of 2006

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Datang International Power Generation Co., Ltd. (the "Company") would like to announce that based on the Company's preliminary statistics, as of 31 December 2006, total power generation of the Company and its subsidiaries (the "Group") for the year of 2006 amounted to 93.459 billion kWh, an increase of 31.65% when compared to the corresponding period of 2005. The Group's total on-grid power generation was 87.902 billion kWh, an increase of 31.83% when compared to the corresponding period of 2005 (For details of the Group's power generation in 2006, please refer to the table below).

The increase in the Group's total power generation for the year of 2006 as compared with that of 2005 was mainly attributable to the following reasons:

1. Increased capacity of operating generation units: Compared to the corresponding period of 2005, the Group had put a number of new generation units into operation during 2006, thereby substantially increasing the overall power generation capacity of the Group. Such new generation units were owned by the Company's Zhejiang Datang International Wushashan Power Generation Project ("Wushashan Power Project"), and the Company's subsidiaries including Hebei Datang International Wangtan Power Generation Company Limited ("Wangtan Power"); Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power"); Shanxi Datang International Shentou Power Generation Company Limited ("Shentou Power"); Yunnan Datang International Nalan Hydropower Development Company Limited ("Nalan Hydropower"); Guangdong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power"); Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power"), and Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower").
2. Increased demand in service areas: In 2006, the power demand within the service areas of the Group - the Beijing-Tianjin-Tangshan Power Grid, the Shanxi Power Grid, the Gansu Power Grid, the Yunnan Power Grid, the Zhejiang Power Grid and the Guangdong Power Grid - maintained rapid growth.
3. Improvement in operating reliability of generation units: In 2006, the Group's operating generation units achieved an equivalent availability factor of 94.71%, representing an increase of 1.56 percentage points when compared to the corresponding period of 2005.

Power generation details of the Group for the year of 2006 were as follows: (Unit: billion kWh)

Power Plant/company	**Power Generation for Year 2006**	**Power Generation for Year 2005**	**Growth (%)**
Gao Jing Thermal Power Plant	3.463	3.774	-8.24
Dou He Power Plant	10.546	10.369	1.71
Xia Hua Yuan Power Plant	2.443	2.835	-13.83
Zhang Jia Kou Power Plant	14.202	15.124	-6.10
Unit:			
1, 3, 4	5.566	5.814	-4.27
2	1.595	1.851	-13.83
5, 6, 7, 8	7.041	7.459	-5.60
Wushashan Power Project	5.449	—	—
Tianjian Datang International Panshan Power Generation Company Limited	7.011	7.805	-10.17
Tuoketuo Power	21.407	16.255	31.69
Shanxi Datang International Yungang Thermal Power Company Limited	2.997	2.937	2.04
Hebei Datang International Tangshan Thermal Power Company Limited	4.776	4.672	2.23
Shentou Power	5.703	3.911	45.82
Gansu Datang International Liancheng Power Generation Company Limited	3.483	3.284	6.06
Wangtan Power	4.738	—	—
Chaozhou Power	2.201	—	—
Fujian Datang International Ningde Power Generation Company Limited	2.461	—	—
Honghe Power	1.775	—	—
Hebei Datang International Huaze Hydropower Development Company Limited	0.0309	0.0215	43.72
Nalan Hydropower	0.529	—	—
Lixianjiang Hydropower	0.234	—	—
Total	93.459	70.988	31.65

This announcement is also published on the website of Shanghai Stock Exchange (http://www.sse.com.cn) and in relevant newspapers in the PRC.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 17 January 2007

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors (the "Board") of Datang International Power Generation Company Limited (the "Company") announces that the principal place of business of the Company in Hong Kong has been changed to Rooms 1105-1108, Gloucester Tower, the Landmark, 15 Queen's Road Central, Hong Kong with effect from 24 January 2007.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 24 January 2007

As at the date of this announcement, the directors of the Company are: *Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

SUPPLEMENTAL AGREEMENT TO THE DISCLOSEABLE AND CONNECTED TRANSACTION

Reference is made to the announcement published by Datang International Power Generation Company Limited (the "Company") dated 10 January 2007 (the "Announcement") and the circular issued by the Company dated 31 January 2007 (the "Circular"). Unless otherwise defined, capitalised terms used herein shall have the same meanings as defined in the Announcement and the Circular.

The Board announces that on 15 February 2007, the Company entered into a supplemental agreement to the Investment Agreement (the "Supplemental Agreement") with BEIG, CDGC, MDHN and 北京京能國際能源股份有限公司 (Beijing Jingneng International Energy Company Limited) ("BIEC"). Under the Supplemental Agreement, BIEC shall supersede BEIG as the entity of the Investment Agreement and assume all rights, obligations and liabilities of BEIG in the Investment Agreement. The Supplemental Agreement shall form an inalienable part of the Investment Agreement and save as expressly provided in the Supplemental Agreement, all the provisions in the Investment Agreement shall remain in full force and effect. Having made all reasonable enquiries, the Directors confirm that to the best of their knowledge and belief, the sole purpose of entering into the Supplemental Agreement is to enable BEIG to improve its internal management. Therefore, it is decided that BIEC shall supersede BEIG as the entity of the Investment Agreement to invest in the Tuoketuo Power Plant Project.

The Supplemental Agreement will become effective when the respective parties have obtained approvals from their authorities for entering into the Supplemental Agreement. As at the date of this announcement, the Company still has to submit the Investment Agreement to its 2007 first EGM on 30 March 2007 for consideration and approval.

Shareholders having material interests in the transaction and their respective Associates will abstain from voting. Since BEIG is the ultimate beneficial owner of BIEC and is a shareholder of the Company holding approximately 11.86% of its issued share capital, BEIG and its Associates will abstain from voting in accordance with the Listing Rules.

INFORMATION RELATING TO BIEC

BIEC was incorporated in Beijing, the PRC on 16 January 2007 and is a joint stock limited company jointly established by BEIG and its wholly-owned subsidiary, 北京京能能源科技投資有限公司 (Beijing Jingneng Energy Technology Investment Company Limited) with the approval by the relevant authority in the PRC. BIEC is principally engaged in the construction, investment and management of electricity and energy projects. BEIG is the ultimate beneficial owner of BIEC.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 15 February 2007

As at the date of this announcement, the Directors are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

INDICATIVE ANNOUNCEMENT ON THE LISTING AND TRADING OF THE OFF-LINE PLACEMENT OF THE A SHARES (LOCK-UP PERIOD: 3 MONTHS)

The Company and members of the board of directors (the "Board") warrant the truthfulness, accuracy and completeness of the announcement, and jointly and severally accept the responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the approval document Zheng Jian Fa Xing Zi [2006] No.135 from China Securities Regulatory Commission, Datang International Power Generation Co., Ltd. (the "Company") has issued 500,000,000 RMB-denominated ordinary shares (A Shares) in a public offer on the Shanghai Stock Exchange. The final issued size of the initial public offering of A Shares of the Company was 500,000,000 A Shares, among which 90,968,320 shares were placed through off-line price consultations to target placees. Such ordinary shares carry a nominal value of RMB1.00 each with an offer price of RMB6.68 per share. The results of the off-line placement were published in China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on 12 December 2006. The 90,968,320 shares placed through off-line price consultations would be listed and traded upon the expiry of the three-month lock-up period (commencing from 20 December 2006 which was the date of listing of the shares issued for online subscriptions of the Company's A Shares initial public offering) and accordingly, such shares will be listed and traded on 21 March 2007.

Upon the listing of the 90,968,320 shares placed through off-line price consultations, the equity structure of the Company changes as follows:

(Unit: Share)

		Before adjustment	Adjustment	After adjustment
I.	Total number of A Shares with selling restrictions	**4,020,180,000**	**-90,968,320**	**3,929,211,680**
	1. State-owned shares	1,828,768,200	–	1,828,768,200
	2. State-owned legal person shares	1,903,411,800	–	1,903,411,800
	3. Shares placed through off-line strategic offering	197,031,680	–	197,031,680
	4. Shares placed through off-line price consultations	90,968,320	-90,968,320	0
II.	Total number of A shares without selling restrictions	**212,000,000**	**+90,968,320**	**302,968,320**
III.	Foreign listed circulating shares (H Shares) *	**1,521,375,774**	–	**1,521,375,774**
IV.	Total shares	**5,753,555,774**	–	**5,753,555,774**

* As at the date of this announcement, among the US$153.8 million worth of bonds issued by the Company which can be converted into H Shares, bonds in a principal amount of US$61,642,000 have been converted into 90,706,774 H Shares. Before such conversion, the Company had a total of 1,430,669,000 H Shares.

By Order of the Board
Yang Hongming
Secretary to the Board

Beijing, the People's Republic of China, 19 March 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

ANNOUNCEMENT OF 2006 ANNUAL RESULTS

OPERATING AND FINANCIAL HIGHLIGHTS:

- Consolidated operating revenue amounted to approximately RMB24,835 million, representing an increase of 38.02% over 2005.
- Consolidated net profit attributable to equity holders of the Company amounted to approximately RMB2,778 million, representing an increase of 18.16% over 2005.
- Basic earnings per Share amounted to approximately RMB0.54, representing an increase of approximately RMB0.08 per Share over 2005.
- The Board has recommended the distribution of proposed dividend of RMB0.234 per Share* for the year of 2006.

I. COMPANY RESULTS

The board of directors (the "Board") of Datang International Power Generation Co., Ltd. (the "Company") hereby announces the audited consolidated operating results of the Company and its subsidiaries and a jointly controlled entity (hereinafter referred to as the "Company and its Subsidiaries") prepared in conformity with the International Financial Reporting Standards ("IFRS") for the year ended 31 December 2006 (the "Year"), together with the audited consolidated operating results of the year of 2005 (the "Previous Year") for comparison. Such operating results have been reviewed and confirmed by the Company's audit committee (the "Audit Committee").

Consolidated operating revenue of the Company and its Subsidiaries for the Year was approximately RMB24,835 million, representing an increase of 38.02% as compared to the Previous Year. The consolidated net profit attributable to equity holders of the Company was approximately RMB2,778 million, representing an increase of approximately 18.16% as compared to the Previous Year. Basic earnings per share of the Company (the "Share") for the Year amounted to approximately RMB0.54, representing an increase of approximately RMB0.08 per Share as compared to the Previous Year.

In view of the operating results of the Company during the Year, the Board of the Company has recommended the distribution of proposed dividend of RMB0.234 per Share* for the Year.

* *For indication purpose only, please refer to paragraph III(C) below.*

Please refer to the audited financial statements set out in the Appendix for details of the consolidated operating results.

A. FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2006

	Note	2006	2005
		Rmb'000	*Rmb'000*
Operating revenue	*3*	**24,835,218**	17,994,389
Operating costs			
Local government surcharges		**(279,485)**	(205,439)
Fuel		**(10,663,815)**	(7,531,789)
Depreciation		**(4,107,630)**	(2,767,528)
Repairs and maintenance		**(778,081)**	(574,362)
Wages and staff welfare		**(1,236,480)**	(1,192,685)
Others		**(1,781,537)**	(1,222,946)
Total operating costs		**(18,847,028)**	(13,494,749)
Operating profit		**5,988,190**	4,499,640
Share of results of associates		**9,458**	(1,273)
Interest income		**24,674**	40,051
Finance costs	*4*	**(1,358,713)**	(675,494)
Profit before income tax		**4,663,609**	3,862,924
Taxation	*5*	**(1,081,256)**	(813,294)
Profit for the year		**3,582,353**	3,049,630
Attributable to:			
– Equity holders of the Company		**2,777,781**	2,351,056
– Minority interests		**804,572**	698,574
		3,582,353	3,049,630
Dividends paid		**1,177,130**	1,135,827
Proposed dividends	*6*	**1,348,714**	1,177,130
Proposed dividend per share (Rmb)	*6*	**0.234**	0.228
Earnings per share for profit attributable to the equity holders of the Company during the year			
– basic (Rmb)	*7*	**0.54**	0.46
– diluted (Rmb)	*7*	**0.52**	0.44

CONSOLIDATED BALANCE SHEETS
AS AT 31 DECEMBER 2006

	Note	2006	2005
		Rmb'000	*Rmb'000*
ASSETS			
Non-current assets			
Property, plant and equipment		77,505,966	58,948,110
Investments in associates		857,421	793,316
Available-for-sale investments		1,774,184	306,294
Land use right		632,599	428,447
Deferred housing benefits		300,232	188,467
Intangible assets		83,576	62,304
Other long-term assets		87,850	–
Deferred income tax assets		142,969	119,303
		81,384,797	60,846,241
Current assets			
Inventories		806,965	693,019
Other receivables		719,319	493,081
Accounts receivable	*8*	3,337,529	1,409,528
Notes receivable		11,132	64,829
Cash and cash equivalents		4,451,284	1,029,339
		9,326,229	3,689,796
Total assets		90,711,026	64,536,037
EQUITY AND LIABILITIES			
Capital and reserves attributable to the Company's equity holders			
Share capital		5,662,849	5,162,849
Reserves	*6*	18,233,202	13,162,613
		23,896,051	18,325,462
Minority interests		3,304,667	2,403,475
Total equity		27,200,718	20,728,937
Non-current liabilities			
Long-term loans		40,273,581	29,215,217
Convertible bonds	*9*	1,111,810	1,098,758
Deferred income		273,157	217,548
Deferred income tax liabilities		421,682	152,498
		42,080,230	30,684,021
Current liabilities			
Accounts payable and accrued liabilities	*10*	7,648,449	4,558,556
Short-term loans		9,300,496	5,717,280
Current portion of long-term loans		2,942,804	2,488,884
Taxes payable		538,329	358,359
Other current liabilities		1,000,000	
		21,430,078	13,123,079
Total liabilities		63,510,308	43,807,100
Total equity and liabilities		90,711,026	64,536,037

Notes:

1 BASIS OF PREPARATION

The financial statements of the Company and its Subsidiaries have been prepared in accordance with IFRS. These financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and financial liabilities (including derivative instruments) at fair value through profit or loss.

A significant portion of the Company and its Subsidiaries' funding requirements for capital expenditure was satisfied by short-term borrowings. Consequently, as at 31 December 2006, the Company and its Subsidiaries had a negative working capital balance of approximately Rmb12.1 billion (31 December 2005 Rmb9.43 billion). The Company and its Subsidiaries have significant undrawn borrowing facilities, subject to certain conditions, amounting to approximately Rmb65.79 billion as at 31 December 2006 (31 December 2005 Rmb63.13 billion) and may refinance and/or restructure certain short-term loans into long-term loans and will also consider alternative sources of financing, where applicable. The directors of the Company and its Subsidiaries are of the opinion that the Company and its Subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these financial statements on a going concern basis.

2 ACCOUNTING POLICIES

The principle accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2005. The following new interpretation and standard are mandatory for financial year with annual year period beginning on or after 1 January 2006 and relevant to the operations of the Company and its Subsidiaries.

* International Financial Reporting Interpretations Committee Interpretation ("IFRIC Interpretation") 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006). IFRIC Interpretation 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (i) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the "asset"); and (ii) the arrangement conveys a right to use the asset. Based on management's assessment, there was no material impact from the adoption of IFRIC Interpretation 4 to the financial statements of the Company and its Subsidiaries.

* IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006): IFRS 6 introduces the recognition, measurement and disclosure requirement of exploration for and evaluation of mineral resources. IFRS 6 specifies the circumstances in which entities that recognise exploration and evaluation assets should test for impairment. Since the exploration and evaluation activities of coal mines currently undertaken by the Company and its Subsidiaries are not significant, management considered no material impact from implementation of IFRS 6 on the financial statements of the Company and its Subsidiaries.

Prior year comparatives

Certain comparative figures of 2005 have been reclassified to conform to the presentation of financial statements for the year ended 31 December 2006.

3 OPERATING REVENUE

	2006	2005
	Rmb'000	*Rmb'000*
Electricity	24,685,461	17,892,565
Heat	122,491	101,824
Other	27,266	–
	24,835,218	17,994,389

Pursuant to the Power Purchase Agreements entered into between the Company and its Subsidiaries and State Grid Corporation of China ("SGCC") and the regional or provincial grid companies, the Company and its Subsidiaries are required to sell their entire net generation of electricity to these grid companies at an approved tariff rate. For the year ended 31 December 2006 and 2005, all of the electricity generated by the Company and its Subsidiaries was sold to SGCC and regional or provincial grid companies.

4 FINANCE COSTS

	2006	2005
	Rmb'000	*Rmb'000*
Interest expense	1,499,599	791,095
Exchange gain, net	(144,489)	(97,285)
Fair value gain on an interest rate swap *	(23,647)	(18,316)
Other	27,250	–
	1,358,713	675,494

* To hedge against its interest rate risk on long-term loans, Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company") has entered into an interest rate swap, which is carried at fair value. However, since the swap does not qualify as an effective hedge under IAS 39, the change in its fair value is included in the income statement.

5 TAXATION

	2006	2005
	Rmb'000	*Rmb'000*
Current income tax	1,119,547	859,880
Deferred income tax	(38,291)	(46,586)
Tax charge	1,081,256	813,294

The statutory income tax is assessed on an individual entity basis, based on each of results of operation of the Company and its Subsidiaries. The commencement dates of the tax holiday period of each power plant are individually determinded. The income tax charges are based on assessable profit for the year and after considering deferred taxation.

On 16 March 2007, the National People's Congress approved the Enterprise Income Tax Law, which will come into effect on 1 January 2008. Pursuant to this law, the rate for Enterprise Income Tax for both domestic enterprise and foreign investment enterprise will be unified at 25%, with certain grandfathering provisions and preferential provisions removed. Management is still in the progress of assessing its impact on the Company and its Subsidiaries' taxation for future years.

6 PROFIT APPROPRIATION

Dividends

On 30 March 2007, the Board proposed dividends totalling approximately RMB1,348,713,594.50. This proposed dividend is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in the shareholders equity as an appropriation of retained earnings for the year ended 31 December 2007.

On 27 March 2006, the Board proposed a dividend of Rmb0.228 per share, totalling approximately Rmb1,177.13 million for the year ended 31 December 2005. The proposed dividends distribution was approved by the shareholders of the Company at the general meeting dated 20 June 2006.

Statutory surplus reserve

In accordance with the relevant laws and regulations of the PRC and the Company and its Subsidiaries' articles of association, the Company and its Subsidiaries are required to appropriate 10% of its net profit, after offsetting any prior years' losses, to the statutory surplus reserve. When the balance of such a reserve reaches 50% of the Company's share capital, any further appropriation is optional. Approximately Rmb415.53 million (2005 – Rmb357.493 million) have been appropriated to statutory surplus reserve for the year ended 31 December 2006.

Statutory public welfare fund

Pursuant to the revised Company Law of the PRC, effective since 1 January 2006, statutory public welfare fund was abolished and accordingly, the Company and its Subsidiaries transferred the balance of statutory public welfare fund of approximately Rmb559.456 million to statutory surplus reserve.

Discretionary surplus reserve

In accordance with the Company and its Subsidiaries' articles of association, the appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board and is subject to shareholders' approval at the general meeting.

On 30 March 2007, the Board proposed an appropriation of profit of approximately Rmb1,020.774 million to the discretionary surplus reserve for the year ended 31 December 2006 (2005 Rmb759.91 million). The proposed profit appropriation is subject to the shareholders' approval at the next general meeting.

7 **EARNINGS PER SHARE AND DIVIDEND PER SHARE**

The calculation of basic earnings per share for the year ended 31 December 2006 was based on the profit attributable to equity holders of the Company of approximately Rmb2,777.781 million (2005 – Rmb2,351.056 million) and on the weighted average number of 5,187.507 million shares (2005 – 5,162.849 million shares) in issue during the year.

The diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect.

	2006	2005
Profit attributable to equity holders of the Company (Rmb'000)	2,777,781	2,351,056
Interest expense on convertible bonds (net of tax) (Rmb'000)	38,625	38,639
Profit used to determine diluted earnings per share (Rmb'000)	2,816,406	2,389,695
Weighted average number of ordinary shares in issue (shares in thousand)	5,187,507	5,162,849
Adjustments for assumed conversion of convertible debt (shares in thousand)*	222,127	222,127
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	5,409,634	5,384,976
Diluted earnings per share (Rmb)*	0.52	0.44

* As at 31 December 2006 and 2005, the conversion price was HKD5.4 per share.

Proposed dividends per share for the year ended 31 December 2006 were calculated based on the proposed dividends of approximately RMB1,348.714 million (2005 – RMB1,177.13 million) dividend by the number of 5,753,555,774 shares in issue as at 30 March 2007 (31 December 2006 – 5,662,849,000 shares, 31 December 2005 – 5,162,849,000 shares).

8 **ACCOUNTS RECEIVABLE**

Accounts receivable of the Company and its Subsidiaries mainly represent the receivables from the respective regional or provincial grid companies for tariff revenue. These receivables are unsecured and non-interest bearing. The tariff revenue is settled on a monthly basis according to the payment provisions in the power purchase agreements. As at 31 December 2006 and 2005, all tariff revenues receivables from the respective grid companies were aged within three months, and no doubtful debt provisions were considered necessary.

9 **CONVERTIBLE BONDS**

On 9 September 2003, the Company issued USD153,800,000, 0.75% convertible bond at a nominal value of USD153,800,000. The bonds will mature in 5 years from the issue date at their nominal value of USD153,800,000 unless converted into the Company's ordinary shares at the holder's option at the announced conversion price, which initially was HKD5.558 per share. On 20 May 2005, the Company adjusted the conversion price to HKD5.4 per share. The conversion price is subject to adjustment in certain circumstances with a fixed rate of exchange applicable on conversion of the convertible bonds of HKD7.799 per USD1.

The fair value of the liability component and the equity conversion component were determined on the issue of the bonds. The fair value of the liability component was calculated using a market interest rate for equivalent non-convertible bonds. The residual amount, representing the value of the equity conversion component, is included in equity in other reserve, net of deferred income tax.

In subsequent periods, the liability component continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bonds. The equity component is determined on the issue of the bonds and is not changed in subsequent periods.

The convertible bonds recognised in the balance sheet as at 31 December 2006 were as follows:

	2006	2005
	Rmb'000	*Rmb'000*
Liability component at beginning of the year	1,098,758	1,078,027
Interest expense	57,649	57,671
Interest payments	(9,233)	(9,443)
Exchange rate adjustment	(35,364)	(27,497)
Liability component at end of the year	1,111,810	1,098,758

The carrying amount of the liability component as at 31 December 2006 of the convertible bonds approximated its fair value.

Interest expense on the bonds is calculated on the effective interest basis of 5.51% (2005 – 5.51%) per annum by applying the effective interest rate for an equivalent non-convertible bonds to the liability component of the convertible bonds after considering the effect of issuance cost

10 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprised:

	2006	2005
	Rmb'000	*Rmb'000*
Construction costs and deposits payable to contractors	5,393,189	3,231,715
Fuel and material costs payable	1,500,801	927,648
Salary and welfare payable	147,078	93,669
Interest rate swap liability	12,766	69,079
Interest payable	137,480	62,780
Assets acquisition payable	50,546	–
Others	406,589	173,665
	7,648,449	4,558,556

As at 31 December 2006, other than certain deposits for construction which were aged between two and three years, substantially all accounts payable were aged within one year.

As at 31 December 2006, the notional principal amount of the outstanding interest rate swap contract of Tuoketuo Power Company was USD200,615,486 (31 December 2005 – USD219,675,000), and the fixed rate and floating rate were 5.15% (31 December 2005 – 5.15%) and 5.61% (31 December 2005 – 3.82%) (LIBOR offered by British Bankers' Association on 13 July 2006), respectively.

11 SUPPLEMENTAL FINANCIAL INFORMATION

a) Condensed consolidated balance sheet

	As at 31 December	
	2006	2005
	Rmb'000	*Rmb'000*
Net current liabilities	(12,103,849)	(9,433,283)
Total assets less current liabilities	69,280,948	51,412,958

b) Condensed consolidated income statement

	2006	2005
	Rmb'000	*Rmb'000*
Interest expense	2,513,976	1,684,453
Less: amount capitalized in property, plant and equipment	(1,014,377)	(893,358)
	1,499,599	791,095
Exchange gain, net	(144,489)	(97,285)
Fair value loss/(gain) on an interest rate swap	(23,647)	(18,316)
other	27,250	–
Finance costs	1,358,713	675,494
Cost of inventories		
Fuel	10,663,815	7,531,789
Spare parts and consumable supplies	164,827	120,569
Depreciation	4,126,842	2,782,471
Dividend income	(28,091)	(45,298)
Donation	73,702	66,000
Amortisation of deferred housing benefits	68,355	56,618
Gain from sale of available-for-sale investment	–	(36,285)

B. FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS

1 FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

	Unit	For the year ended 31 December 2006	2005	Variance (%)
Revenue from principal operations	Rmb'000	**24,835,218**	17,994,389	38.02
Profit before taxation and minority interests	Rmb'000	**4,605,104**	3,895,167	18.23
Net profit	Rmb'000	**2,707,291**	2,360,740	14.68
Net profit (excluding non-recurring items)	Rmb'000	**2,766,987**	2,385,769	13.78

	Unit	31 December 2006	31 December 2005	Variance (%)
Total assets	Rmb'000	**89,074,543**	64,273,309	38.59
Shareholders' equity (excluding minority interests)	Rmb'000	**22,683,605**	17,964,059	26.27
Net cash flow from operating activities	Rmb'000	**7,450,924**	5,978,100	24.64

	Unit	For the year ended 31 December 2006	2005	Variance (%)
Earnings per share(weighted average)	Rmb	**0.52**	0.46	13.04
Earnings per share (fully diluted)	Rmb	**0.48**	0.46	4.35
Return on net assets(fully diluted)	%	**11.94**	13.14	-1.20
Return on net assets calculated based on net profit excluding non-recurring items (fully diluted)	%	**12.20**	13.29	-1.09
Net cash flow from operating activities per share	Rmb	**1.32**	1.16	13.79

	Unit	31 December 2006	31 December 2005	Variance (%)
Net assets per share	Rmb	**4.01**	3.48	15.23
Adjusted net assets per share	Rmb	**3.99**	3.44	15.99

Note:

Formulas of key financial ratios:

Earnings per share (fully diluted)	=	Net profit/Total numbers of ordinary shares at the year end
Return on net assets (fully diluted)	=	Net profit/Shareholders' equity at year end X 100%
Net assets per share	=	Shareholders' equity at year end/Total numbers of ordinary shares at the year end
Adjusted net assets per share	=	(Shareholders' equity at year end receivables above three years prepaid expense – long-term deferred assets)/Total numbers of ordinary shares at the year end

2 PROFIT AND LOSS ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2006

	2006	2005
	Rmb'000	*Rmb'000*
1. Revenues from principal operating activities	**24,835,218**	17,994,389
Less: Cost of principal operation	**(17,480,567)**	(12,720,252)
Tax and levies on principal operation	**(279,485)**	(205,439)
2. Profit from principal operating activities	**7,075,166**	5,068,698
Add: Profit from other operations	**15,010**	3,239
Less: General and administrative expenses	**(1,007,094)**	(510,921)
Financial expenses, net	**(1,426,042)**	(669,641)
3. Operating profit	**4,657,040**	3,891,375
Add: Income from investment	**37,162**	80,309
Subsidy income	**2,865**	2,919
Non-operating income	**11,724**	42,160
Less: Non-operating expenses	**(103,687)**	(121,596)
4. Profit before taxation and minority interests	**4,605,104**	3,895,167
Less: Income tax	**(1,119,546)**	(859,880)
Minority interests	**(778,267)**	(674,547)
5. Net profit	**2,707,291**	2,360,740

3 NOTES

(1) Basis of presentation

The profit and loss accounts of the Company and its Subsidiaries have been prepared in accordance with the Accounting Standards for Business Enterprises and Accounting System for Business Enterprises and related supplementary regulations as promulgated by People's Republic of China ("PRC GAAP").

(2) Comparing with the annual report for the year ended 31 December 2005, there is no material change to the Company and its Subsidiaries' accounting estimates, and there is no error correction on the accounting method during the reporting year.

4 RELATED PARTY TRANSACTIONS

(1) Related parties that are controlled by the Company

Name	Registered address	Principal activities	Relationship with the Company	Type of enterprise	Legal representative
Tuoketuo Power Company	Huhhot, Inner Mongolia Autonomous Region	Power generation	A subsidiary of the Company	Limited liability company	An Hongguang
Tianjin Datang International Panshan Power Generation Company Limited ("Panshan Power Company")	Jixian,Tianjin	Power generation	A subsidiary of the Company	Limited liability company	Yang Hongming
Hebei Datang International Huaze Hydropower Development Company Limited ("Huaze Hydropower Company")	Fengning, Hebei	Hydropower generation	A subsidiary of the Company	Limited liability company	Fang Zhanling
Shanxi Datang International Shentou Power Generation Company Limited ("Shentou Power Company")	Shuozhou, Shanxi Province	Power generation	A subsidiary of the Company	Limited liability company	Wang Xianzhou
Shanxi Datang International Yungang Thermal Power Company Limited ("Yungang Thermal Power Company")	Datong, Shanxi Province	Power generation	A subsidiary of the Company	Limited liability company	Yu Libin
Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company")	Kaiyuan, Yunnan Province	Power generation	A subsidiary of the Company	Limited liability company	Qiu Ling
Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company")	Yongdeng, Gansu Province	Power generation	A subsidiary of the Company	Limited liability company	Qiu Ling
Hebei Datang International Tangshan Thermal Power Company Limited ("Tangshan Thermal Power Company")	Tangshan, Hebei Province	Power generation	A subsidiary of the Company	Limited liability company	Wang Xianzhou

Yunnan Datang International Nalan Hydropower Development Company Limited ("Nalan Hydropower Company")	Jinping, Yunnan Province	Hydropower generation (under construction)	A subsidiary of the Company	Limited liability company	Zhang Yi
Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower Company")	Simao, Yunnan Province	Hydropower generation (under construction)	A subsidiary of the Company	Limited liability company	Zhang Yi
Shanxi Datang International Yuncheng Power Generation Company Limited ("Yuncheng Power Company")	Yuncheng, Shanxi province	Power generation (under construction)	A subsidiary of the Company	Limited liability company	Qiu Ling
Chongqing Datang International Pengshui Hydropower Development Company Limited ("Pengshui Hydropower Company")	Pengshui, Chongqing	Hydropower generation (under construction)	A subsidiary of the Company	Limited liability company	Liu Lizhi
Jiangsu Datang International Lusigang Power Generation Company Limited ("Lusigang Power Company")	Qidong, Jiangsu Province	Power generation (under construction)	A subsidiary of the Company	Limited liability company	Liu Lizhi
Guangdong Datang Internatinal Chaozhou Power Generation Company Limited ("Chaozhou Power Company")	Chaozhou, Guangdong Province	Power generation	A subsidiary of the Company	Limited liability company	Wei Yuan
Fujian Datang International Ningde Power Generation Company Limited ("Ningde Power Company")	Ningde, Fujian Province	Power generation	A subsidiary of the Company	Limited liability company	Yang Hongming
Datang International (Hong Kong) Limited ("Datang Hong Kong")	Hongkong	Power related consulting services	A subsidiary of the Company	Limited liability company	Wei Yuan
Chongqing Datang International Wulong Hydropower Development Company Limited ("Wulong Hydropower Company")	Wulong, Chongqing	Hydropower generation (under construction)	A subsidiary of the Company	Limited liability company	Liu Lizhi

Yunnan Datang International Wenshan Hydropower Development Company Limited ("*Wenshan* Hydropower Company")	Wenshan, Yunnan Province	Hydropower generation (under construction)	A subsidiary of the Company	Limited liability company	Qiu Ling
Hebei Datang International Wangtan Power Generation Company Limited (Wangtan Power Company)	Tangshan, Hebei Province	Power generation	A subsidiary of the Company	Limited liability company	An Hongguang
Chongqing Datang International Shizhu Power Generation Company Limited (Shizhu Power Company)	Shizhu, Chongqing	Power generation (Pre-construction)	A subsidiary of the Company	Limited liability company	Liu Lizhi
Inner Mongolia Datang International Duolun Hydropower Multiple Development Company Limited (Duolun Hydropower Company)	Duolun, Inner Mongolia Autonomous Region	Hydropower generation	A subsidiary of the Company	Limited liability company	Liu Lizhi
Sichuan Datang International Ganzi Hydropower Development Company Limited ("Ganzi Hydropower Company")	Ganzi, Sichuan Province	Hydropower generation (pre-construction)	A subsidiary of the Company	Limited liability company	Liu Lizhi
Datang International Chemistry Technique Development Company Limited ("Chemistry Technique Development Company")	Fengtai District, Beijing	Coal related service	A subsidiary of the Company	Limited liability company	Liu Lizhi
Beijing Datang Fuel Company Limited ("Fuel Company")	Xicheng District, Beijing	Coal sales, investment management, technical service	A subsidiary of the Company	Limited liability company	Yang Hongming
Inner Mongolia Datang International Zhuozi Wind Power Company Limited ("Zhuozi Wind Power Company")	Zuozi, Inner Mongolia Autonomous Region	Wind Power generation (pre-construction)	A subsidiary of the Company	Limited liability company	Zhu Pingli

(2) *Registered capital and changes in registered capital of related parties that are controlled by the Company*

Name	Currency	31 December 2005	Current year additions	31 December 2006
		Rmb'000	*Rmb'000*	*Rmb'000*
Tuoketuo Power Company	Rmb	1,614,020	100,000	1,714,020
Panshan Power Company	Rmb	831,253	-	831,253
Huaze Hydropower Company	Rmb	59,162	-	59,162
Shentou Power Company	Rmb	748,520		748,520
Yungang Thermal Power Company	Rmb	250,000	–	250,000
Honghe Power Company	Rmb	109,157	305,393	414,550
Liancheng Power Company	Rmb	98,000	–	98,000
Tangshan Thermal Power Company	Rmb	380,264	–	380,264
Nalan Hydropower Company	Rmb	28,477		28,477
Lixianjiang Hydropower Company	Rmb	60,000	200,000	260,000
Yuncheng Power Company	Rmb	10,000	89,625	99,625
Pengshui Hydropower Company	Rmb	125,000	–	125,000
Lusigang Power Company	Rmb	50,000	–	50,000
Chaozhou Power Company	Rmb	30,000	–	30,000
Ningde Power Company	Rmb	50,000	200,000	250,000
Datang Hong Kong	HKD	23,511	–	23,511
Wulong Hydropower Company	Rmb	50,000		50,000
Wenshan Hydropower Company	Rmb	60,000	–	60,000
Wangtan Power Company	Rmb	–	450,000	450,000
Shizhu Power Company	Rmb	–	10,000	10,000
Duolun Hydropower Company	Rmb	–	28,520	28,520
Ganzi Hydropower Company	Rmb	–	50,000	50,000
Chemistry Technique Development Company	Rmb	–	50,000	50,000
Fuel Company	Rmb	–	80,000	80,000
Zhuozi Wind Power Company	Rmb		20,000	20,000

(3) *Equity shares and changes in equity shares held by parties that are controlled by the Company*

Name	31 December 2005		Current Year Addition		31 December 2006	
	Amount *Rmb'000*	%	Amount	%	Amount *Rmb'000*	%
Tuoketuo Power Company	1,028,414	60%	–	–	1,028,414	60%
Panshan Power Company	623,440	75%	–	–	623,440	75%
Huaze Hydropower Company	53,500	90.43%		-	53,500	90.43%
Shentou Power Company	448,920	60%	480		449,400	60%
Yungang Thermal Power Company	200,000	80%	–	–	200,000	80%
Honghe Power Company	77,680	70%	212,510	–	290,190	70%
Liancheng Power Company	151,530	55%	–	–	151,530	55%
Tangshan Thermal Power Company	304,211	80%	–	–	304,211	80%
Nalan Hydropower Company	14,520	51%	29,730		44,250	51%
Lixianjiang Hydropower Company	70,000	70%	112,000	–	182,000	70%
Yuncheng Power Company	79,700	80%	50,000	–	129,700	80%
Pengshui Hydropower Company	150,000	40%	98,900	–	248,900	40%
Lusigang Power Company	119,000	90%	–	–	119,000	90%
Chaozhou Power Company	135,000	75%	–	–	135,000	75%
Ningde Power Company	127,500	51%	61,200	–	188,700	51%
Datang Hong Kong	23,511	100%	–	–	23,511	100%
Wulong Hydropower Company	25,500	51%			25,500	51%
Wenshan Hydropower Company	36,000	60%	–	–	36,000	60%
Wangtan Power Company			315,000	70%	315,000	70%
Shizhu Power Company	–	–	7,000	70%	7,000	70%
Duolun Hydropower Company	–		14,550	51%	14,550	51%
Ganzi Hydropower Company	–	–	40,000	80%	40,000	80%
Chemistry Technique Development Company	–	-	50,000	100%	50,000	100%
Fuel Company	–	–	80,000	100%	80,000	100%
Zhuozi Wind Power Company			20,000	100%	20,000	100%

(4) Nature of related parties that are not controlled by the Company

Name of related parties	Nature of relationship
China Datang Group ("China Datang")	Substantial Shareholder
Tianjin Jinneng Investment Company ("Tianjin Jinneng")	Shareholder
North China Electric Power Research Institute Company Limited ("NCEPR")	An associate of the Company
Beijing Texin Datang Heat Company Limited ("Datang Texin")	An associate of the Company
Ningxia Datang International Daba Power Generation Company Limited ("Daba Power Company")	An associate of the Company
Tongmei Datang Tashan Coal Mine Company Limited ("Tashan Coal Mine")	An associate of the Company
Datang Finance	An associate of the Company

(5) Related party transactions

	Note	2006	2005
		Rmb'000	*Rmb'000*
Ash disposal fee to China Datang	*(a)*	57,892	57,892
Rental fee to China Datang	*(b)*	7,228	7,228
Technical supervision, assistance and testing service fee to NCEPR	*(c)*	53,626	49,174
Heat revenue from Datang Texin	*(d)*	43,767	34,833
Fuel management fee to China Datang	*(e)*	5,151	5,229
Sales of a project to China Datang	*(f)*	–	210,615
Acquisition of Tangshan Power Plant from China Datang	*(g)*	–	157,000
Interest expense to Datang Finance	*(h)*	49,915	263
Interest expense to Tianjin Jinneng	*(i)*	99	-

(a) The ash disposal fee was determined based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs incurred by China Datang. As at 31 December 2006, the balance due to China Datang amounted to Rmb57.892 million (31 December 2005 – Nil), which was included in other payable.

(b) The Company has leased buildings of 141,671(2005 – 141,671) square metres from China Datang for an annual rental rate of approximately Rmb7.228 million in 2006. As at 31 December 2006 the balance due to China Datang amounted Rmb7.228 million (31 December 2005 – Nil), which was included in the other payable.

(c) NCEPR provides technical supervision, assistance and testing services to the Company and its Subsidiaries in relation to the power generation equipment and facilities. Pursuant to the Technical Supervision Services Contract, such services are charged at a pre-determined rate based on the installed capacity of the Company and its Subsidiaries. As at 31 December 2006, the balance due to NCEPR amounted to Rmb7.542 million (31 December 2005 – Rmb799,000), which was included in accounts payable.

(d) Part of the Company's sales of heat for the year was made to Datang Texin. As at 31 December 2006, the balance due from Datang Texin amounted to Rmb44.456 million (31 December 2005 – Rmb10.117 million), and was unsecured, non-interest bearing and included in accounts receivable.

(e) In 2006, China Datang provided fuel management and development services to the Company. These services were charged at Rmb0.30 (2005 – Rmb0.30) per ton of coal purchased. As at 31 December 2006, there is no balance due to China Datang (2005 – Nil).

(f) Based on the agreement signed with China Datang on 24 August 2005, the Company transferred an office project to China Datang. The transfer price was approximately Rmb210.615 million, which represented the costs incurred by the Company in this project.

(g) In 2004, Tangshan Thermal Power Company, a subsidiary of the Company and China Datang entered into an agreement under which Tangshan Thermal Power Company agreed to acquire the net assets of Tangshan Power Plant from China Datang. After obtaining all necessary government approvals on the transaction and the payment of the consideration of Rmb157 million, the above acquisition became effective on 20 June 2005.

(h) As at 31 December 2006, the Company and its Subsidiaries had a short-term loan payable to Datang Finance amounted approximately Rmb761.2 million (31 December 2005- Rmb187 million), and a long-term loan payable to Datang Finance amounted to approximately Rmb189.5 million (31 December 2005 – Nil).

(i) As at 31 December 2006, Tianjin Jinneng provided entrusted lending to Shentou Power Company, the Company's subsidiary, via Shenzhen Development Bank Tianjin Beichen Branch, amounted 50 million (31 December 2005 – Nil).

(j) North China Grid Company ("NCG") and the minority shareholders of the Company's subsidiaries and jointly controlled entities had provided guarantees for the Company and its Subsidiaries' loans totalling approximately Rmb3,930 million as at 31 December 2006 (31 December 2005 – Rmb5,308 million). Pursuant to the Entities Transfer Agreement, China Datang will assume all of NCG's obligations in relation to the guarantees provided for by the Company and its Subsidiaries. The legal procedures of this arrangement were still in process as at 31 December 2006.

(k) As at 31 December 2006, the Company had provided guarantees for loans to its associates, Datang Texin, Daba Power Company and Tashan Coal Mine, Tashan Power Generation according to the Company's shareholding percentage in its associates totalling approximately Rmb1,085 million (31 December 2005 Rmb905 million).

(6) Receivables from/payables to related parties

	31 December 2006		31 December 2005	
	Amount	**%**	Amount	%
	Rmb'000		*Rmb'000*	
Accounts Receivable				
Datang Texin	**44,456**	**1.33%**	10,117	0.72%
Accounts Payable				
NCEPR	**7,542**	**0.11%**	799	0.02%
Other Payable				
China Datang	**65,120**	**14.63%**	–	–

5 NET ASSETS AND NET PROFIT RECONCILIATION BETWEEN PRC GAAP AND IFRS

The consolidated financial statements, which are prepared by the Company and its Subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS. Major differences between PRC GAAP and IFRS, which affect the net assets and net profit of the Company and its Subsidiaries, are summarized as follows:

		Net assets	
		31 December 2006	31 December 2005
		Rmb'000	*Rmb'000*
Net assets under PRC GAAP		**22,683,605**	17,964,059
Impact of IFRS adjustments:			
Minority interests*		**3,282,691**	2,470,093
Difference in the recognition policy on housing benefits to employees	(1)	**74,693**	112,039
Difference in accounting treatment on long-term deferred expenses	(2)	**(65,791)**	(177,080)
Difference in accounting treatment on interest rate swap	(3)	**(77,828)**	(108,998)
Difference in capitalisation of borrowing costs	(4)	**428,171**	304,338
Difference in the commencement of depreciation of fixed assets	(5)	**(106,466)**	(106,466)
Difference in accounting treatment on convertible bonds	(6)	**91,742**	145,341
Difference in accounting treatment on monetary housing benefits	(7)	**225,539**	76,428
Difference in accounting treatment of performance payroll accrual	(8)	**–**	100,000
Difference in accounting treatment of the investment of Daqin Railway Company Ltd ("Daqin Railway")	(9)	**974,317**	-
Including: Such difference from associates		**114,291**	-
Others		**(31,241)**	(17,622)
Applicable deferred tax impact of the above GAAP differences	(10)	**(278,714)**	(33,195)
Net assets under IFRS		**27,200,718**	20,728,937

		Net profit	
		Year 2006	Year 2005
		Rmb'000	*Rmb'000*
Net profit under PRC GAAP		**2,707,291**	2,360,740
Impact of IFRS adjustments:			
Minority interests *		**778,267**	674,547
Difference in the recognition policy on housing benefits to employees	(1)	**(37,346)**	(37,346)
Difference in accounting treatment on long-term deferred expenses	(2)	**111,289**	(83,856)
Difference in accounting treatment on interest rate swap	(3)	**31,170**	58,706
Difference in capitalisation of borrowing costs	(4)	**123,833**	47,644
Difference in the commencement of depreciation of fixed assets	(5)	**–**	(51,310)
Difference in accounting treatment on convertible bonds	(6)	**(53,599)**	(52,544)
Difference in accounting treatment on monetary housing benefits	(7)	**(31,009)**	(19,272)
Difference in accounting treatment of performance payroll accrual	(8)	**(100,000)**	100,000
Others		**14,167**	3,757
Applicable deferred tax impact of the above GAAP differences	(10)	**38,290**	48,564
Net profit under IFRS		**3,582,353**	3,049,630

* Consistent with disclosure requirement of revised IAS1-Presentation of Financial Statements, minority interests in the consolidated net assets and net profit under IFRS should be included as a portion of total equity and total profit attributable to shareholders respectively.

(1) Difference in the recognition policy on housing benefits to employees

The Company provided housing to its employees at a discount price. The price difference between the selling price and the cost of housing is considered a housing benefit and is borne by the Company.

For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance of the PRC, the total housing benefits provided by the Company before 6 September 2000 should be directly deducted from the statutory public welfare fund and those provided after 6 September 2000 are charged to non-operating expenses as incurred. Under IFRS, the housing benefits provided by the Company are recognised on a straight-line basis over the estimated remaining average service lives of the employee.

(2) Difference in accounting treatment on long-term deferred expenses

Under PRC GAAP, expenses incurred during construction stage but cannot be capitalised are accumulated in long-term deferred expenses and charged into the profit and loss account upon the commencement of commercial operation of a company. Under IFRS, such expenses are charged to profit and loss accounts when incurred.

(3) Difference in accounting treatment on interest rate swap

To hedge the interest risk derived from the long-term borrowings denominated in US dollar, an interest rate swap contract was entered into between Tuoketuo Power Company, a subsidiary of the Company, and a financial institution. Pursuant to this interest rate swap contract, Tuoketuo Power Company swapped a floating-rate borrowing for a fixed-rate borrowing with the same notional principal amount. Under PRC GAAP, interest rate swapped contract is disclosed as an off balance sheet item. Under IFRS, derivatives are recognised in the balance sheet at fair value as assets or liabilities, based on the market condition at each balance sheet date. Due to the fact that the interest rate swap contract does not qualify for hedge accounting in accordance with IAS 39, the changes in its value are included in the profit and loss accounts.

(4) Difference in capitalisation of borrowing costs

Under PRC GAAP, capitalisation of interests is limited to specific borrowings. No interest can be capitalised on general borrowings.

In accordance with IAS 23, a company capitalises interest on general borrowings used for the purpose of obtaining a qualified fixed assets in addition to the capitalisation of interest on specific borrowings.

The GAAP difference of capitalised interests on general borrowings also causes the difference of depreciation expense of relevant fixed assets.

(5) Difference in the commencement of depreciation of fixed assets

Under PRC GAAP, depreciation of fixed assets commences from one month after the relevant assets are completed and ready for its intended use. Under IFRS, depreciation commences immediately when the relevant assets are ready for its intended use.

(6) Difference in accounting treatment on convertible bonds

Under PRC GAAP, convertible bonds are presented at principal together with interest payable.

Under IFRS, the proceeds received on the issue of convertible bonds are allocated into liability and equity components. Upon initial recognition, the liability component represented the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms but without the conversion option. The equity component is then determined by deducting the liability component from the proceeds received on the issue of the bonds. Relating interest expenses are recognised using effective interest rate.

(7) Difference in accounting treatment on monetary housing benefits

Under PRC GAAP, the monetary housing benefits provided to employees who started work before 31 December 1998 were directly deducted from the statutory public welfare fund after approval by the general shareholders' meeting of the Company.

Under IFRS, these benefits are recorded as deferred assets and amortised on a straight-line basis over the estimated service lives of relevant employee.

(8) Difference in accounting treatment of performance payroll accrual

Performance payroll accrued under PRC GAAP, in accordance with relevant government policies, but not paid out at the end of the year does not meet all the criteria of recognising liabilities under IFRS. Therefore these unpaid balances were reversed under IFRS.

(9) Difference in accounting treatment of the investment of Daqin Railway

Under PRC GAAP, the Company and its Subsidiaries' long-term investment in Daqin Railway is accounted for using cost method. The carrying amount of this long-term investment remains unchanged except for additions or withdrawal of investment.

After Daqin Railway's shareholding structure reform during the year 2006, the legal person shares held by the Company and its Subsidiaries were allowed to trade in the open market. In accordance with IAS 39, given that the shares held by the Company and its Subsidiaries can now be freely traded, they have been revalued at the year end based on the closing market rate. A gain or loss on the available-for-sale investment shall be recognized directly in equity, except for impairment losses and foreign exchange gains and losses, until the investment is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss.

(10) Applicable deferred tax impact on the above GAAP differences

This represents deferred tax effect on the above GAAP differences where applicable.

II. MANAGEMENT DISCUSSION AND ANALYSIS

The Company is one of the largest independent power companies in the PRC, primarily engaged in power generation businesses mainly focusing on coal-fired power generation. Currently, the Company wholly owns 4 operating power plants and manages 28 power generation companies (projects) and other power companies. As at 31 December 2006, the Company managed a total installed capacity of 19,430 MW. The power generation businesses of the Company are primarily distributed in the North China Power Grid (including the Beijing-Tianjin-Tangshan ("BTT") Power Grid and the Shanxi Power Grid), the Zhejiang Power Grid, as well as the Gansu Power Grid, the Yunnan Power Grid, the Fujian Power Grid and the Guangdong Power Grid.

During 2006, the PRC economy maintained a relatively fast growth under a favourable domestic macroeconomic environment, recording an impressive gross domestic product ("GDP") growth rate of 10.7%. The continued upswing in the domestic macroeconomic environment laid the development base for the power generation industry. During the Year, the country added generation units of approximately 100,000 MW, while the social power consumption increased by 14% over the Previous Year. Nationwide power generation increased by approximately 13.5% over the Previous Year. The power generation of the main service areas for the power generation businesses of the Company and its Subsidiaries also maintained rapid growth, with the respective power generation of the BTT Power Grid, the Shanxi Power Grid and the Zhejiang Power Grid having increased by approximately 14.36%, 16.96% and 30.74%, respectively, over the Previous Year.

(A) Business Review

During the Year, the nationwide shortage of supply of electricity was further alleviated due to the commencement of substantial volume of operations of new generation units. Utilisation rates of operating generation units also reported a significant decrease as compared to the Previous Year. Facing the operating pressure in the power market, the Company and its Subsidiaries actively capitalised on market opportunities, diligently carried out effective production operations and overcame difficulties, striving to complete the production objectives of the Year. In 2006, total power generation of the Company and its Subsidiaries amounted to 93.459 billion kWh, an increase of 31.65% as compared to the Previous Year. While power generation increased, the Company and its Subsidiaries further refined their operating strategies to strive for higher production level and revenue. Accordingly, the overall economic efficiency of the Company and its Subsidiaries reported a relatively significant increase over the Previous Year. During the Year, the Company and its Subsidiaries realised a consolidated operating revenue of approximately RMB24,835 million, representing an increase of approximately 38.02% as compared to the Previous Year. Consolidated net profit was approximately RMB2,778 million, representing an increase of approximately 18.16% as compared to the Previous Year.

1. **Production**

As at 31 December 2006, total power generation of the Company and its Subsidiaries for the Year amounted to 93.459 billion kWh, an increase of 31.65% when compared to the Previous Year. Total on-grid power generation of the Company and its Subsidiaries amounted to 87.902 billion kWh, an increase of 31.83% when compared to the Previous Year. The increases in total power generation and on-grid power generation were mainly attributable to the following reasons:

(1) Increased capacity of operating generation units: Compared to the corresponding period of the Previous Year, the Company and its Subsidiaries has increased its installed capacity by 5,620 MW of the Year, thereby substantially increasing the overall power generation capacity of the Company and its Subsidiaries.

(2) Increased demand in service areas: During the Year, the power demand within the service areas of the Company and its Subsidiaries – the BTT Power Grid, the Shanxi Power Grid, the Gansu Power Grid, the Yunnan Power Grid, the Zhejiang Power Grid and the Guangdong Power Grid – maintained rapid growth.

(3) Improvement in operating reliability of generation units: During the Year, the operating generation units of the Company and its Subsidiaries achieved an equivalent availability factor of 94.71%, representing an increase of 1.56 percentage points when compared to the Previous Year.

2. **Environmental Protection**

While endeavouring to increase power generation, the Company also put strong emphasis on the implementation of environmental protection projects in accordance with the State's environmental protection requirements. As at the end of 2006, the installed capacity of the Company and its Subsidiaries with desulphurisation facilities in use accounted for 67.3% of the coal-fired units of the Company and its Subsidiaries. Meanwhile, desulphurisation upgrade projects for units totalling 1,600 MW are currently in progress.

As desulphurisation upgrade projects are under way, renovation works with respect to flue-gas denitro-oxidisation facilities of the Company and its Subsidiaries also commenced, of which the project at Gao Jing Thermal Power Plant was classified as a State model project. During the Year, the Company has also invested in treatment programmes on pollution sources, such as the ash yards, the coal yards and noises from water towers, of relevant power plants. During the Year, the Company and its Subsidiaries invested the capital of a total of approximately RMB780 million on relevant environmental protection projects.

3. **Operational Management**

During the Year, the Company and its Subsidiaries achieved a consolidated operating revenue of approximately RMB24,835 million, representing an increase of approximately 38.02% as compared to the Previous Year. Consolidated net profit amounted to approximately RMB2,778 million for the Year, an increase of approximately 18.16% as compared to the Previous Year.

During the Year, the Company and its Subsidiaries faced operating pressures brought by a decline in utilisation hours in the power market, persistent high fuel prices, and continuous rises in charges for environmental protection and water supply. However, the Company and its Subsidiaries achieved a continued and stable profit growth through efforts to increase revenues and reduce expenses and the implementation of various corresponding measures.

(1) Through various efforts to implement the tariff policies, the on-grid power tariff (tax included) increased by RMB13.49 per MWh as compared to the Previous Year, leading to an increase of approximately RMB1,100 million in sales revenue over the Previous Year.

(2) The power generation structure was appropriately adjusted to fully utilise the efficient and energy-conserving units so as to generate more electricity and maximise revenues.

(3) More sophisticated energy conservation measures were implemented to increase revenues and lower costs. Accordingly, coal consumption for power generation decreased by approximately 7.3g per kWh over the Previous Year, while the consolidated electricity consumption rate of the plants decreased by approximately 0.14 percentage point as compared to the Previous Year.

(4) Financing channels were expanded to reduce financing costs. In December 2006, the Company issued 500 million A Shares to raise net proceeds of approximately RMB3,279 million. During the Year, the Company also issued "short-term commercial papers" in the inter-bank bond market for RMB1,000 million with a composite financing cost of approximately 3.59%, resulting in savings in financing costs when compared to the bank loan rate (6.12%) for an equivalent term.

4. **Business Expansion**

During the Year, the Company continued to implement its development strategies, which include the transformation from a single mode of coal-fired power generation to the development of renewable energy including hydropower, nuclear power, wind power, and the transformation of the business structure from simply a power generator into an integrated industry chain of power-related businesses. As a result of the implementation of the above-mentioned development strategies, the Company and its Subsidiaries had an aggregate of 5,620 MW of new generation capacity commencing commercial operation successively during the Year. Remarkable breakthroughs were also made in the development of nuclear power generation as well as power-related upstream and downstream projects such as coal mine-power plant-railway integration and railway construction.

(1) Thermal projects: During the Year, coal-fired generation units of the Company and its Subsidiaries, with a total capacity of approximately 5,400 MW, commenced commercial operation. These included four 600 MW power generation units of Wushashan Power Project, two 600 MW power generation units of Chaozhou Power Company, two 600 MW power generation units of Ningde Power Company and two 300 MW power generation units of Honghe Power Company.

(2) Hydropower projects: During the Year, the Company and its Subsidiaries added a capacity of 220 MW in hydropower units, including two 50 MW hydropower generation units at Nalan Hydropower Company and two 60 MW hydropower generation units at Lixianjiang Hydropower's Yayangshan Project.

(3) Nuclear power project: In 2005, the Company entered into an investment agreement with Guangdong Nuclear Investment Company Limited to participate in the construction of two nuclear power generation units of 1,000 MW each. At present, the project is included in the electric power development scheme of Fujian Province's "Eleventh Five-Year Plan", and was already submitted to the National Development and Reform Commission for including the same in the State's "Eleventh Five-Year Plan". During the Year, the State has given consent for the commencement of relevant preliminary works of the project.

(4) Wind power project: The construction work of Bayin Wind Power Plant Phase I (40 MW) in Zhuozi, developed and constructed by the Company's wholly-owned subsidiary "Inner Mongolia Datang International Zhouzi Wind Power Co., Ltd." ("Zhuozi Wind Power Company"), has officially commenced. The project includes 32 wind power generation units of 1.25 MW each, and it is expected that all units of the project will commence operation in 2007.

(5) Other energy projects: As at the end of 2006, the Company had signed the "Qiancao Railway Construction Project Investment Agreement" (遷曹鐵路建設項目投資協議書) with six companies including the Beijing Railway Bureau, establishing "Tanggang Railway Limited Liabilities Company" (唐港鐵路有限責任公司) and "Hebei Yuzhou Energy Consolidated Development Company Limited" (河北蔚州能源綜合開發有限公司), to promote the consolidated development of coal mining, railway and power plants. The Ta Shan Coal Mine in Shanxi, a project of which the Company invested and got the development right, has formed its production capacity in 2006. Meanwhile, Unit 2 of the open-cut coal mine located east of Shengli Coal Mine in Xilinhaote City, Inner Mongolia, has completed the mining site border adjustment. In March 2007, the Company entered into an equity transfer agreement with Inner Mongolia Huineng Group to participate in the development of Changtan Coal Mine in Ordos City of Inner Mongolia, which will further secure the coal supply for the power plants of the Company and its Subsidiaries.

(B) Major Financial Indicators and Analysis

In 2006, the Company realised RMB24,835 million in revenue from principal operations, representing a 38.02% increase over the Previous Year. A net profit of RMB2,778 million was realised, representing an 18.16% increase over the Previous Year. Basic earnings per share was approximately RMB0.54, representing an increase of RMB0.08 per share over the Previous Year.

1. Operating Revenue

The Company is principally engaged in power generation businesses. The Company's revenue from principal operations comprises revenue from electricity sales and revenue from heat sales.

In 2006, the Company realised an operating revenue of RMB24,835 million, representing an increase of RMB6,841 million or 38.02% over the Previous Year, owing to the following reasons:

- Increase in installed capacity and on-grid power generation. During the Year, the Company's installed capacity under management increased by 5,620 MW as compared to the Previous Year while on-grid power generation increased by 21.6 billion kWh, as a result of commencement of new generation units. As such, revenue increased by approximately RMB5,700 million accordingly.

- Increase in average power tariff. As a result of the continued implementation of the fuel-tariff pass-through mechanism and the increase in on-grid power generation for desulphurised units with upward-adjusted tariffs, the Company's average on-grid tariff increased. Compared to the Previous Year, the average on-grid tariff (tax included) increased by approximately RMB13.49 per MWh.

2. Operating Costs

In 2006, the total operating costs of the Company and its Subsidiaries amounted to RMB18,847 million, representing an increase of 39.66% over the Previous Year's RMB13,495 million. The major reasons were increases in fuel costs and depreciation.

During the Year, fuel costs accounted for 56.58% of operating costs. Following the increases of the Company's newly commenced operating generation units and power generation, as well as the continued rise in nationwide fuel prices, fuel costs increased by RMB3,132 million or approximately 41.58% over the Previous Year, an increase in magnitude exceeding that of power sales revenue. Of such increased amount, the increase in fuel costs as a result of a rise in on-grid electricity volume amounted to approximately RMB1,887 million. The rise in fuel prices has pushed up the unit fuel cost, which has in turn led to an increase in fuel costs of approximately RMB1,225 million. The increase in fuel costs due to increase in heat supply amounted to RMB30 million.

During the Year, fixed costs increased by RMB2,146 million as compared to the Previous Year, which was mainly attributable to the increases in depreciation charges for generation units, maintenance costs, water expenses and pollution discharge fees incurred by newly commenced generation units of the Company during the Year. Among these, the depreciation charges increased by approximately 48.41% over the Previous Year.

3. **Financing Costs**

In 2006, financing costs of the Company amounted to RMB1,359 million, representing an increase of approximately RMB684 million as compared to the Previous Year. The relatively rapid increase was attributable to the increase in interest expenses on short-term and long-term loans for the Company's newly commenced operating companies during the Year.

4. **Profit**

During the Year, the Company and its Subsidiaries reported a consolidated profit before tax amounting to RMB4,664 million in total, up 20.74% as compared to the Previous Year. Consolidated net profit amounted to approximately RMB2,778 million, up 18.16% as compared to the Previous Year. The increase in the Company's profit was mainly attributable to the Company's further expansion in its operating scale, tariff adjustments and stringent and effective cost controls by the Company.

5. **Financial Position**

As at 31 December 2006, total consolidated assets of the Company and its Subsidiaries amounted to approximately RMB90,711 million, representing an increase of approximately RMB26,175 million as compared to the Previous Year. Total consolidated liabilities amounted to approximately RMB63,510 million, representing an increase of approximately RMB19,703 million as compared to the Previous Year. Minority interests amounted to approximately RMB3,305 million, representing an increase of approximately RMB902 million as compared to the Previous Year. Total equity amounted to approximately RMB27,201 million, representing an increase of approximately RMB6,472 million as compared to the Previous Year. The increase in total assets mainly resulted from the implementation of the expansion strategy by the Company and its Subsidiaries which led to a corresponding increase in investments in construction-in-progress and new power generation units, as well as the Company's issue of 500 million A shares by the end of the Year, raising approximately RMB3,279 million in net proceeds.

6. **Liquidity**

As at 31 December 2006, the asset-to-liability ratio for the Company and its Subsidiaries was approximately 70.01%. The net debt-to-equity ratio (i.e. (loans + convertible bonds – cash and cash equivalents – bank deposits – marketable securities)/ total equity) was approximately 180.79%.

As at 31 December 2006, total cash and cash equivalents and bank deposits with a maturity of over 3 months of the Company and its Subsidiaries amounted to approximately RMB4,451 million, of which an amount equivalent to approximately RMB54 million was in foreign currencies. The Company and its Subsidiaries had no entrusted deposits or overdue fixed deposits during the Year.

As at 31 December 2006, short-term loans of the Company and its Subsidiaries amounted to approximately RMB9,300 million which bore annual interest rates ranging from 4.70% to 5.67%. Long-term loans (excluding those due within 1 year) amounted to approximately RMB40,274 million and long-term loans due within 1 year amounted to approximately RMB2,943 million, at annual interest rates ranging from 3.60% to 6.39%, of which an amount equivalent to approximately RMB2,860 million was denominated in US dollar. The Company and its Subsidiaries pay regular and active attention to foreign exchange market fluctuations and constantly assess foreign currency risks.

As at 31 December 2006, North China Grid Company Limited ("NCG", originally North China Power (Group) Corp. and its subsidiaries) and some minority shareholders of the Company's Subsidiaries provided guarantees for the loans of the Company and its Subsidiaries amounting to approximately RMB3,930 million. The Company had not provided any guarantee in whatever forms for any other company apart from its Subsidiaries, jointly controlled entity and associates.

(C) Outlook for 2007

In 2007, the Company is faced with a daunting task of achieving solid results and maintaining a stable and healthy development in view of both opportunities and challenges lying ahead. According to forecasts, growth in the PRC economy would remain steady in 2007. GDP is expected to grow by about 8% while power consumption in the PRC is expected to grow at around 12.5%. Such a scenario will provide new development opportunities to the Company and its Subsidiaries. The further expansion of the Company's service areas has strengthened the Company's ability to weather risks and the ability to carry out sustainable development. With electricity demand-supply going from a tight condition to a basically steady condition, utilisation rates of power generation units are expected to decrease slightly with market competition intensifying. In addition, the uncertainties regarding coal prices and coal quality will increase the difficulty for cost control and operation management. In 2007, the Company will focus on the following tasks:

1. Continuing the implementation of the Company's diversified development strategy, by actively pursuing the expansion of the Company in coal-fired power, renewable energy projects such as hydropower and wind power, nuclear power, coal mining, railway and development of power-related upstream and downstream projects.

2. Strengthening production safety management to ensure safety, stability and power generation increase.

3. Strengthening the management of construction quality and schedule, so as to ensure 2,300 MW of coal-fired units, 1,150 MW of hydropower units and 44 MW of wind power units will commence operation in good order within 2007.

4. Reinforcing the management of energy conservation and consumption reduction and appropriately optimising the power generation structure, so as to maintain and enhance the overall efficiency level of the Company.

5. Enhancing the efficiency of capital utilisation by expanding financing channels and reducing financing costs.

6. Exercising stringent cost controls and dedicating efforts to raise revenue and reduce costs.

III. SHARE CAPITAL AND DIVIDENDS

(A) Share Capital

The Company issued 500,000,000 A Shares during the Year. As at 31 December 2006, the total share capital of the Company amounted to 5,662,849,000 Shares, divided into 5,662,849,000 Shares carrying a nominal value of RMB1.00 each.

(B) Shareholding of Substantial Shareholders

As far as the directors of the Company are aware, as at 31 December 2006, the persons below with interests or short positions in the shares or underlying shares of the Company which are required to be disclosed to the Company under section 336 of the Securities and Futures Ordinance (the "SFO") (Chapter 571 of the Law of Hong Kong) were as follows:

Name of Shareholder	Class of Shares	Number of shares held	Approximate percentage to total issued share capital of the Company (%)	Approximate percentage to total issued A Shares of the Company (%)	Approximate percentage to total issued H Shares of the Company (%)
China Datang Corporation	A Shares	1,979,620,580	34.96	49	–
Beijing Energy Investment Group Company Limited	A Shares	671,792,400	11.86	18	–
Hebei Construction Investment Company	A Shares	671,792,400	11.86	18	–
Tianjin Jinneng Investment Company	A Shares	606,006,300	10.70	15	–
JPMorgan Chase & Co.	H Shares	170,568,692(L) 126,370,000(P)	3.01 2.23	–	11.92(L) 8.83(P)
Templeton Asset Management Limited	H Shares	127,528,320(L)	2.25	–	8.91(L)
UBS AG	H Shares	92,316,088(L) 17,568,000(S)	1.63 0.31	–	6.45(L) 1.23(S)
Allianz SE	H Shares	87,618,000(L) 60,000(S)	1.55 0.00	–	6.12(L) 0.00
Halbis Capital Management (Hong Kong)	H Shares	85,176,000(L)	1.54	–	5.95(L)
Morgan Stanley	H Shares	72,071,442(L) 41,363,855(S)	1.27 0.73	– –	5.04(L) 2.89(S)

(L) means long position (S) means short position (P) means lending pool

(C) Dividends

The Board recommended the proposed cash dividend to be distributed amounting to approximately RMB1,348,713,594.50 in total; Based on the total 5,753,555,774 Shares as at 30 March 2007, the cash dividend to be distributed was approximately RMB0.234 per Share (subject to the then number of Shares as at the register date for the purpose of dividends distribution).

As there may be further conversion of the US dollar convertible bonds into H Shares between 30 March 2007 and the register date for the Company's distribution of dividends for the Year, it is proposed that the cash dividend per share to be distributed be adjusted on the basis of the actual total number of shares in the register of members as at the register date for the dividend distribution, on the premise that the total amount of proposed cash dividend to be distributed (approximately RMB1,348,713,594.50) remains unchanged.

The Board also proposed to utilise the capital reserve fund to issue 10 bonus Shares to the Company's shareholders for every 10 Shares held, in order to reciprocate our shareholders' long-term support and concern, as well as increasing the liquidity of the Shares and expanding the share capital base of the Company.

The aforementioned dividend distribution for the Year and capital reserve fund conversion proposals are subject to consideration and approval at the forthcoming general meeting of the Company. An announcement containing relevant details, including the register date(s) for the dividend distribution and capital reserve fund conversion, will be published by the Company as and when appropriate.

(D) Shareholding by the Directors and Supervisors

As at 31 December 2006, save and except Mr. Fang Qinghai, director of the Company, who was interested in 1,000 A Shares of the Company, none of the directors, supervisors and chief executive of the Company nor their associates had any interest and short positions in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of the SFO) that were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") under the provisions of Divisions 7 and 8 of Part XV of the SFO, or required to be recorded in the register mentioned in the SFO pursuant to section 352 or otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules").

IV. SIGNIFICANT EVENTS

In December 2006, the Company completed the issue of 500 million A Shares and the A Shares were listed on the Shanghai Stock Exchange of the PRC on 20 December 2006.

V. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Year, the Company or any of its subsidiaries has not purchased, sold or redeemed any of its listed securities.

VI. COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

To the knowledge of the Board, the Company has complied with all of the code provisions in the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules during the Year.

VII. COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

Upon specific enquiries made to all the directors of the Company and in accordance with the information provided, the Board confirmed that all directors of the Company have complied with the provisions under the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules during the Year.

VIII. AUDIT COMMITTEE

In accordance with the Listing Rules, the Company has set up an Audit Committee which comprises 3 independent non-executive directors and 2 non-executive directors of the Company. The Audit Committee is responsible for, among other things, reviewing the Company's financial reporting procedures and internal controls.

The Audit Committee has reviewed the accounting principles and methods adopted by the Company and its Subsidiaries with the management of the Company. They have also discussed matters regarding internal controls and the annual financial statements, including the review of the financial statements for year ended 31 December 2006.

The Audit Committee considers that the 2006 annual financial statements of the Company and its Subsidiaries have compiled with the applicable accounting standards, and that the Company has made appropriate disclosure thereof.

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, the PRC, 30 March 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

Datang International Power Generation Co., Ltd. (00991)

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

Announcement on Power Generation for the First Quarter of 2007

Special Notice

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the announcement, and jointly accept the responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Datang International Power Generation Co., Ltd. (the "Company") would like to announce that based on the Company's preliminary statistics, as of 31 March 2007, total power generation of the Company and its subsidiaries (the "Group") during the first quarter of 2007 amounted to 27.531 billion kWh, an increase of 38.59% when compared to the corresponding period of the previous year. The Group's total on-grid power generation was 25.943 billion kWh, an increase of 38.83% when compared to the corresponding period of the previous year.

The increase in the Group's power generation for the first quarter of 2007 as compared with that of the previous year was mainly attributable to the following reasons:

1. Increased capacity of operating generation units: Comparing the first quarter of 2007 to the corresponding period of 2006, the Zhejiang Datang International Wushashan Power Generation Project ("Wushashan Power Project"), which is controlled by the Company, and the projects of the Company's subsidiaries including Guangdong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power"); Fujian Datang International Ningde Power Generation Company Limited ("Ningde Power"); Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power"), and Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower"), have all commenced operation, thereby substantially increasing the overall power generation capacity of the Group.
2. Increased demand in service areas: For the first quarter of 2007, the power demand within the service areas of the Group – the Beijing-Tianjin-Tangshan Power Grid, the Shanxi Power Grid, the Gansu Power Grid, the Yunnan Power Grid, the Zhejiang Power Grid and the Guangdong Power Grid – continued to maintain stable growth.
3. Improvement in operating reliability of generation units: For the first quarter of 2007, operating generation units of the Company and its subsidiaries achieved an equivalent availability factor of 96.83%, representing an increase of 2.04 percentage points when compared to the corresponding period of 2006.
4. The settlement of the power generation obstruction problem for generation units: The power generation obstruction problem at Hebei Datang International Wangtan Power Generation Company Limited ("Wangtan Power"), a subsidiary of the Company, was resolved in October 2006. Wangtan Power is now available for full-capacity power generation. Accordingly, compared to the corresponding period of the previous year, such power plant witnessed a substantial increase in power generation.

Power generation details of the Group for the first quarter of 2007 were as follows:

Power plant/company	**Power generation for the first quarter of 2007 (billion kWh)**	**Power generation for the first quarter of 2006 (billion kWh)**	*Growth (%)*
Gao Jing Thermal Power Plant	1.044	0.922	13.23
Dou He Power Plant	2.436	2.357	3.35
Xia Hua Yuan Power Plant	0.641	0.682	-6.01
Zhang Jia Kou Power Plant	3.507	3.632	-3.44
Unit:			
1, 3, 4	1.279	1.422	-10.05
2	0.421	0.428	-1.6
5, 6, 7, 8	1.807	1.782	1.40
Tianjin Datang International Panshan Power Generation Company Limited	1.989	1.595	24.70
Inner Mongolia Datang International Tuoketuo Power Generation Company Limited	4.799	5.286	-9.21
Shanxi Datang International Yungang Thermal Power Company Limited	0.753	0.764	-1.44
Hebei Datang International Tangshan Thermal Power Company Limited	1.088	1.199	-9.26
Shanxi Datang International Shentou Power Generation Company Limited	1.275	1.337	-4.64
Gansu Datang International Liancheng Power Generation Company Limited	1.100	1.010	8.91
Wangtan Power	1.701	1.035	64.34
Wushashan Power Project	2.967	–	–
Chaozhou Power	1.436	–	
Ningde power	1.679		
Honghe Power	1.025		
Hebei Datang International Huaze Hydropower Development Company Limited	0.00466	0	100
Yunnan Datang International Nalan Hydropower Development Company Limited	0.0547	0.0456	19.56
Lixianjiang Hydropower	0.0322		
Total	27.531	19.865	38.59

By Order of the Board
Yang Hongming
Secretary to the Board

Beijing, the PRC, 18 April 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

Announcement on Resolutions of the Sixth Meeting of the Fifth Session of the Supervisory Committee

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The sixth meeting of the fifth session of the Supervisory Committee (the "Meeting") of Datang International Power Generation Co., Ltd. (the "Company") was held at the multi-purpose function room of 3/F, CTS (HK) Grand Metro Park Hotel, No. 338 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") on 30 March 2007. The written notice of the Meeting was dispatched on 16 March 2007. There were four supervisors eligible for attending the Meeting and four of them attended the Meeting. The Meeting was in compliance with the provisions stipulated in the Company Law and the articles of association of the Company and was lawful and valid. The following resolutions were approved unanimously at the Meeting:

1. The "2006 Working Report of the Supervisory Committee" was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration and approval.

2. The "2006 Financial Report" was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration and approval.

3. The "Proposed 2006 Profit Distribution Plan" was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration and approval.

   For 2006, the total amount of the proposed cash dividend to be distributed by the Company is approximately RMB1,348,713,594.5. Based on the total of 5,753,555,774 shares (5,662,849,000 shares + 90,706,774 conversion shares from convertible bonds) as shown on the register of members as at 30 March 2007, the cash dividend will be equivalent to approximately RMB0.234 per share.

4. The "2006 Annual Report and Summary" was considered and approved.

   Pursuant to the relevant requirements stipulated by Article 68 of the Securities Law and the Shanghai Stock Exchange, the Supervisory Committee of the Company has conscientiously reviewed the full content of the 2006 annual report of the Company in accordance with the relevant requirements and hereby confirms the following:

   (1) The preparation and review procedures of the 2006 annual report were in compliance with the requirements of the laws, regulations, the articles of association and internal management regime of the Company;

   (2) The content and the format of the 2006 annual report were in compliance with the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein has fully and accurately reflected the operation management and the financial position of the Company during the year;

   (3) There was no finding of breach of confidentiality by the staff who participated in the preparation and review of the annual report.

5. The "Order of Meeting for the Supervisory Committee" was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration and approval.

   The "Order of Meeting for the Supervisory Committee" of the Company primarily stipulates on various matters for the ordinary meeting and the extraordinary meeting of the Supervisory Committee of the Company: the procedures of resolution proposal; the convocation and convocation procedures of the meetings; issues regarding the voting on, and announcement of, resolutions; issues regarding the upkeeping of meeting minutes, and so forth.

The voting results of the above five resolutions were as follows: 4 voted in favour, 0 voted against and 0 abstained.

By Order of the Board
Yang Hongming
Secretary to the Board

Beijing, the PRC, 30 March 2007

As at the date of this announcement, the Directors of the Company are:

*Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin**, *Xu Daping**, *Liu Chaoan**, *Yu Changchun** *and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

Resolutions Passed at the 2007 First Extraordinary General Meeting

Datang International Power Generation Co., Ltd. (the "Company") held its 2007 first extraordinary general meeting (the "EGM") at the multi-purpose function room at 3/F, CTS (HK) Grand Metro Park Hotel, No. 338 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") on 30 March 2007 (Friday) at 11:00 a.m. The convening of the EGM complied with the Company Law of the PRC and the articles of association of the Company.

As at the date of the EGM, there were 5,753,555,774 issued shares of the Company in total entitled to vote for or against all resolutions at the EGM (except Ordinary Resolution 1). Shareholders of the Company or their authorised proxies who attended the EGM represented an aggregate of 4,503,122,051 voting shares or approximately 78.27% of the total issued shares of the Company. The EGM was chaired by Mr. Zhai Ruoyu, the Chairman of the board.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the transaction contemplated under Ordinary Resolution 1 constitutes a connected transaction of the Company. Accordingly, Beijing Energy Investment (Group) Company Limited, which held 671,792,400 shares of the Company, and China Datang Corporation, which held 1,979,620,580 shares of the Company, and their respective associates (having the meaning as ascribed under the Listing Rules) were required to abstain from voting on Ordinary Resolution 1 at the EGM and they did abstain from voting on Ordinary Resolution 1 at the EGM.

The following resolutions were passed at the EGM by way of poll:

Ordinary Resolution	Number of shares		Passing Rate
	For	Against	(%)
1. To confirm, approve and ratify the investment agreement entered into on 9 January 2007 (as amended by the Supplemental Agreement dated 15 February 2007) between the Company, Beijing Energy Investment (Group) Company Limited, China Datang Corporation and Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited; and the investment in the power plant project of phases IV and V of Tuoketuo Power Plant contemplated thereunder. *(Note 5)*	1,851,709,071	0	100
Special Resolutions			
1. To approve the change of the registered share capital of the Company from the original RMB5,162,849,000 to RMB5,662,849,000.	4,503,122,051	0	100
2. To approve the amendments to the articles of association of the Company. *(Note 6)*	4,503,122,051	0	100

By Order of the Board
Yang Hongming
Secretary to the Board

Beijing, the PRC, 30 March 2007

Note:

1. Unless otherwise defined, the terms used herein shall have the same meanings as defined in the circulars dated 31 January 2007 and 12 February 2007 and the announcement dated 15 February 2007.
2. Computershare Hong Kong Investor Services Limited, the H shares share registrar of the Company, acted as the scrutineer for the vote-takings of the ordinary resolution as well as the special resolutions at the EGM.
3. According to the Listing Rules, Beijing Energy Investment (Group) Company Limited and China Datang Corporation were required to abstain from voting on Ordinary Resolution 1 at the EGM. Accordingly, shareholders of the Company or their authorised proxies who were entitled to attend and to vote for or against Ordinary Resolution 1 at the EGM represented an aggregate of 3,102,142,794 shares.
4. Save as disclosed herein, none of the shareholders of the Company who were entitled to attend the EGM had to vote only against the ordinary resolution and the special resolutions at the EGM.
5. For details of the transaction contemplated under Ordinary Resolution 1, please refer to the circular of the Company dated 31 January 2007 and the announcement dated 15 February 2007.

6. For details of the amendments to the articles of association of the Company, please refer to the circular of the Company dated 12 February 2007.

As at the date of this announcement, the Directors of the Company are:

*Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin**, *Xu Daping**, *Liu Chaoan**, *Yu Changchun** *and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

Announcement on Resolutions of the Twenty-first Meeting of the Fifth Session of the Board of Directors

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The twenty-first meeting (the "Meeting") of the fifth session of the board of directors (the "Board") of Datang International Power Generation Co., Ltd. (the "Company") was held at the multi-purpose function room of 3/F, CTS (HK) Grand Metro Park Hotel, No. 338 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") on 30 March 2007. The written notice of the Meeting was dispatched on 15 March 2007. There were 15 directors eligible for attending the Meeting and 12 of them attended the Meeting (Mr. Fang Qinghai, the director, was unavailable to attend the Meeting in person due to business engagement and had entrusted Mr. Hu Shengmu, the director, to exercise his voting rights by proxy; Mr Ye. Yonghui, the director, was unavailable to attend the Meeting in person due to business engagement and had entrusted Mr. Su Tiegang, the director, to exercise his voting rights by proxy; Mr. Liu Chaoan, the independent director, was unavailable for attending the Meeting in person due to business engagement and had entrusted Mr. Xu Daping, the independent director, to exercise his voting rights by proxy). The Meeting was in compliance with the provisions stipulated in the Company Law and the articles of association of the Company and was thus lawful and valid. Four supervisors of the Company attended the Meeting. The Meeting was chaired by Mr Zhai Ruoyu, chairman of the Company. The following resolutions were approved unanimously by the attending directors or their proxies through voting by show of hands at the Meeting:

1. The "Working Report of the Board" was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration.

   Voting results: 15 voted in favour, 0 voted against and 0 abstained.

2. The "2006 Financial Report" was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration.

   Voting results: 15 voted in favour, 0 voted against and 0 abstained.

3. The "Proposed 2006 Profit Distribution Plan" was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration.

   Voting results: 15 voted in favour, 0 voted against and 0 abstained.

   After consideration, the Board agreed to the proposed 2006 profit distribution plan as follow:

   (1) Contributing 10% of the statutory surplus reserve fund in an amount of approximately RMB269,742,719, in accordance with the realised net profit of the parent company under the PRC GAAP;

   (2) The total amount of the proposed cash dividend to be distributed is approximately RMB1,348,713,594.5. Based on the total 5,753,555,774 shares (5,662,849,000 shares + 90,706,774 conversion shares from convertible bonds) as shown on the register of members as at 30 March 2007, the cash dividend will be equivalent to approximately RMB0.234 per share.

   As there may be further conversion of the US dollar convertible bonds into H shares for the period from 30 March 2007 to the register date for the Company's distribution of dividends, the cash dividend (approximately RMB0.234 per share) to be distributed by the Company may decrease. Accordingly, the Board proposes that the cash dividend per share to be distributed be adjusted on the basis of the total number of shares as at the register date for the dividend distribution, on the premise that the total amount of proposed cash dividend to be distributed (RMB1,348,713,594.5) remains unchanged.

4. The "Resolution on Share Capital Expansion by Utilising the Capital Reserve Fund" was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration.

   Voting results: 15 voted in favour, 0 voted against and 0 abstained.

   The Board agreed on the following proposal on share capital expansion by utilising the capital reserve fund: As at 31 December 2006, the Company's total share capital was 5,662,849,000 shares, and since the beginning of 2007 until the convention of the Meeting, applications have been made to convert the US dollar convertible bonds of the Company into 90,706,774 H shares (the final number of valid conversion shares will be based on the actual number of conversion shares before the register date of the shareholding). Accordingly, on the basis of the Company's current total share capital of 5,753,555,774 shares, upon completion of the share capital expansion which will issue 10 bonus shares for every 10 shares held, the total share capital of the Company will increase to at least 11,507,111,548.

5. The "Explanation on 2006 Connected Transactions" was considered and approved.

   Voting results: 11 voted in favour, 0 voted against and 0 abstained.

   The directors and independent directors agreed on the "Explanation on 2006 Connected Transactions". The directors and independent non-executive directors believe such transactions are conducted on normal business terms during the normal course of business of the Company. The independent non-executive directors believe such transactions are fair, reasonable and of the interests of the Company's shareholders as a whole. The connected directors Mr. Zhai Ruoyu, Mr. Hu Shengmu and Mr. Tong Yunshang abstained from voting in respect of this resolution.

6. The "2006 Annual Report and its Summary" was considered and approved.

   Voting results: 15 voted in favour, 0 voted against and 0 abstained.

   The Board agreed to publish the 2006 Annual Report and its Summary.

7. The "Proposed Re-appointment of PricewaterhouseCoopers CPAs Co., Ltd." was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration.

   Voting results: 15 voted in favour, 0 voted against and 0 abstained.

   It was agreed to propose the re-appointment of the Beijing Branch of PwC Zhong Tian as the Company's domestic auditors for 2007 and the re-appointment of PwC as the Company's international auditors for 2007 at the 2006 annual general meeting for approval.

8. The "Proposed Acquisition of 55% Equity Interests in Jinzhou Donggang Power Company Limited (「錦州東港電力有限公司」)" was considered and approved.

   Voting results: 15 voted in favour, 0 voted against and 0 abstained.

   The Board resolved for the Company's wholly-owned subsidiary Datang International (Hong Kong) Limited ("Datang Hong Kong") to acquire from Jiangsheng Group (「江勝集團」) the 100% equity interest in Hong Kong Donggang (Jinzhou) Investment Company Limited (「香港東港(錦州)投資有限公司」) ("Donggang Investment") at a consideration of RMB1.82 billion (including a cash consideration of RMB1.287 billion and the assumption of RMB533.1 million in liabilities), thereby obtaining the 55% effective equity interests in Jinzhou Donggang Power Company Limited ("Donggang Power"); and the secretary to the Board is granted a mandate to conduct relevant disclosure procedures in accordance with the listing rules of the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited.

Jiangsheng Group is a foreign company incorporated in Cayman Islands. Donggang Investment is a wholly-owned subsidiary of Jiangsheng Group incorporated in Cayman Islands, and it is a special purpose vehicle established for the purpose of forming the joint venture of Donggang Power. Donggang Power is a company jointly established by Northeast Electric Power Group Corporation and Donggang Investment with the former contributing the production assets of the original Jinzhou Power Plant. Donggang Investment and Liaoning Electric Power Company Limited (entrusted) hold 55% and 45%, respectively of the shares in Donggang Power. Donggang Power currently operates six 200MW coal-fired generation units and the average operating age of the generation units is below 20 years. The generation units are currently operating in good order. As at 31 December 2006, the total assets of Donggang Power amounted to RMB1.6794 billion, among which current assets amounted to RMB759.4 million and the net fixed assets amounted to RMB911.3 million. Total liability amounted to RMB987.9 million, and the total equity attributable to equity holders amounted to RMB691.5 million. The profit after tax was RMB195.1 million.

Through the acquisition of the 100% equity interests in Donggang Investment by Datang Hong Kong, the Company obtained the 55% effective equity interests in Donggang Power and this will help the Company to expand its scope of business and realise substantial development of the Company. As at present, the price for building a 200MW generation unit is approximately RMB4,500 to RMB5,000 per kW. At a consideration of RMB1.287 billion, Datang Hong Kong managed to acquire the 55% effective equity interests in Donggang Power at a price of RMB2,760 per kW and accordingly allowed the Company to indirectly control and operate a power plant of 1,000 MW – level. Accordingly, the consideration is reasonable.

9. The "Order of Meeting for the General Meeting of Datang International Power Generation Co., Ltd." was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration.

   Voting results: 15 voted in favour, 0 voted against and 0 abstained.

The "Order of Meeting for the General Meeting" of the Company primarily stipulates on various matters for the ordinary meeting and the extraordinary meeting of the general meetings of the Company: the procedures for resolution proposal; the convocation and convocation procedures of the general meetings; issues regarding the voting on, and announcement of, resolutions; issues regarding the upkeeping of meeting minutes; and stipulating that the matters in relation to guarantees shall be submitted to the general meeting for approval, and so forth.

10. The "Order of the Board Meeting of Datang International Power Generation Co., Ltd." was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration.

    Voting results: 15 voted in favour, 0 voted against and 0 abstained.

    The "Order of the Board Meeting" of the Company primarily stipulates on various matters for the ordinary meeting and the extraordinary meeting of the Board: the procedures for resolution proposal; the convocation and convocation procedures of the Board meetings; issues regarding the voting on, and announcement of, resolutions; issues regarding the upkeeping of meeting minutes, the power of the independent directors, and so forth.

11. The "Proposed Remuneration for the Sixth Session of Independent Non-executive Directors and Meeting Attendance Fees for Directors and Supervisory Committee" was considered and approved, and the same be submitted to the 2006 annual general meeting for consideration

    Voting results: 15 voted in favour, 0 voted against and 0 abstained.

    The remuneration committee of the Board proposed a one-off annual remuneration of RMB60,000 for each of the sixth session independent non-executive director of the Company.

The Board of the Company will convene the 2006 annual general meeting before 30 June 2007. The afore-mentioned resolutions No.1, 2, 3, 4, 7, 9, 10, 11 shall be submitted to the 2006 annual general meeting for consideration. The "Order of Meeting for the General Meeting of Datang International Power Generation Co., Ltd.", the "Order of the Board Meeting of Datang International Power Generation Co., Ltd." and the "Order of Meeting for the Supervisory Committee of Datang International Power Generation Co., Ltd." will be published simultaneously with the notice of the 2006 annual general meeting. As the exact time for convening the annual general meeting has not been confirmed, the Board authorises the secretary to the Board to publish the relevant notice of the annual general meeting, in accordance with the confirmed time and content, when appropriate.

The Board
Datang International Power Generation Co., Ltd.

Beijing, the PRC, 30 March 2007

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

ANNOUNCEMENT ON RESOLUTIONS OF THE TWENTY-SECOND MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The twenty-second meeting of the fifth session of the board of directors (the "Board") (the "Meeting") of Datang International Power Generation Co., Ltd. (the "Company") was held by way of written correspondence on 26 April 2007. Fifteen directors were eligible for attending the Meeting and fifteen of them attended the Meeting. The Meeting was in compliance with the provisions stipulated in the Company Law and the articles of association of the Company. The following resolutions were approved unanimously at the Meeting:

1. The "2007 First Quarterly Report of Datang International Power Generation Co., Ltd." was considered and approved.

   Voting results: 15 voted in favour, 0 voted against and 0 abstained.

2. The "Resolution Regarding the Impacts of the Implementation of the New Accounting Standards for Enterprises on the Company" was considered and approved.

   Voting results: 15 voted in favour, 0 voted against and 0 abstained.

   After consideration by the Board, it was agreed that the Company would amend its accounting policies, and would make or adjust accounting estimates as the basis and reference for the auditing of the Company's 2007 accounts, in accordance with the new Accounting Standards for Enterprises.

By Order of the Board
Yang Hongming
Secretary to the Board

Beijing, the PRC, 26 April 2007

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

OVERSEAS REGULATORY ANNOUNCEMENT FIRST QUARTERLY REPORT OF 2007

In accordance with the requirement of the Chinese Securities Regulatory Commission, Datang International Power Generation Co., Ltd. (the "Company") is required to publish quarterly reports for the first and third quarters of the year.

The financial statements in this quarterly report are unaudited and were prepared in accordance with the PRC GAAP.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. IMPORTANT NOTICE

1.1 The board of directors (the "Board"), supervisory committee and directors, supervisors and senior management of the Company confirm that there are no false representations and misleading statements contained in, or material omissions from, this report, and jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

1.2 All directors of the Company convened the twenty-second meeting of the fifth session of the Board by way of written correspondence.

1.3 The financial statements in this 2007 first quarterly report of the Company are unaudited.

1.4 Mr. Zhai Ruoyu, Chairman of the Company, Mr. Wang Xianzhou, the person-in-charge of accounting matters, and Mr. Liu Heping, person-in-charge of the accounting institution (chief accountant), warrant the truthfulness and completeness of the financial statements in this quarterly report.

1.5 This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. BASIC INFORMATION OF THE COMPANY

2.1 Major accounting data and financial indicators

	At the end of the reporting period	At the end of last reporting year	% increase/ (decrease) at the end of the reporting period compared to the end of last reporting year
Total assets *(RMB'000)*	93,255,341	90,111,134	3.49
Interests of equity holders (excluding minority interests) *(RMB'000)*	25,640,275	23,714,625	8.12
Net assets per share *(RMB yuan)*	4.46	4.19	6.44

	Beginning of the year to the end of the reporting period	% increase (decrease) compared to the corresponding period of the previous year
Net cash flow from operating activities *(RMB'000)*	3,095,351	N/A
Net cash flow per share from operating activities *(RMB yuan)*	0.54	N/A

	The reporting period	Beginning of the year to the end of the reporting period	% increase (decrease) for the reporting period compared to the corresponding period of the previous year
Net profit (excluding profit/loss attributable to minority shareholders) *(RMB'000)*	868,471	868,471	N/A
Basic earnings per share *(RMB yuan)*	0.15	0.15	N/A
Diluted earnings per share *(RMB yuan)*	0.15	0.15	N/A
Return on net assets (%)	3.55%	3.55%	N/A
Return on net assets after deduction of non-recurring profit/loss (%)	3.55%	3.55%	N/A

Non-recurring profit/loss items	Amount from the beginning of the year to the end of the reporting period *(RMB'000)*
Net non-operating revenue/expense	(811)
Impact of income tax	268
Total	(543)

2.2 Total number of shareholders as at the end of the reporting period and the top ten holders of circulating shares not subject to selling restrictions

Unit: share

Total number of shareholders at the end of the reporting period		**56,732**
Top ten holders of circulating shares not subject to selling restrictions		
Name of shareholder (Full title)	**Number of circulating shares held not subject to selling restriction as at the end of the reporting period**	**Type of shares**
HKSCC Nominees Limited	1,493,767,413	Overseas-listed foreign shares
HSBC Nominees (Hong Kong) Limited	7,575,547	Overseas-listed foreign shares
CITIC Securities Co., Ltd.	3,958,980	RMB-denominated ordinary shares
HSBC Nominees (Hong Kong) Limited <A/C B R-148>	3,000,000	Overseas-listed foreign shares
HSBC Nominees (Hong Kong) Limited <A/C B R-149>	3,000,000	Overseas-listed foreign shares
HSBC Nominees (Hong Kong) Limited <A/C B R-150>	3,000,000	Overseas-listed foreign shares
Zhao Feng (趙峰)	2,710,000	RMB-denominated ordinary shares
Baosteel Group Corporation Limited	2,536,000	RMB-denominated ordinary shares
China Pacific Property Insurance Co., Ltd. – conventional – ordinary insurance products	2,100,000	RMB-denominated ordinary shares
Li Suqin (李素琴)	2,056,600	RMB-denominated ordinary shares

3. SIGNIFICANT MATTERS

3.1 Details and reasons for material changes in the major financial statement items and financial indicators of the Company

√ Applicable ☐ Not applicable

Unit: RMB'000

Consolidated

	As at 31 March 2007	As at 31 December 2006	Change amount	Change (%)	*Note*
Other receivables	**489,116**	330,031	159,085	48%	1
Inventories	**1,130,180**	804,386	325,794	41%	2
Available-for-sale financial assets	**2,151,463**	1,356,175	795,288	59%	3
Notes payable	**137,846**	233,267	(95,421)	-41%	4
Dividends payable	**82,083**	–	82,083	100%	5
Non-current liabilities due within 1 year	**1,785,683**	2,942,804	(1,157,121)	-39%	6
Convertible bonds	**666,197**	1,111,810	(445,613)	-40%	7
Deferred income tax liabilities	**667,454**	418,186	249,268	60%	8

1. The increase in other receivables was mainly due to the investment amounts advanced by the parent company to Datang International Hydrpower Development Company Limited (大唐國際水電開發有限公司) and Inner Mongolia Datang International Tuoketuo No. 2 Power Generation Company Limited (內蒙古大唐國際托克托第二發電有限公司).

2. The increase in inventories was mainly due to the mitigation in fuel coal supply in the first quarter of 2007 as compared to the end of 2006, which led to an increase in coal inventory for power plants; in addition, the increase in fuel coal prices also led to an increase in the balance of inventories.

3. The increase in available-for-sale financial assets was owing to the rise in market price of the shares of Daqin Railway Co., Ltd ("Daqin Railway").

4. The decrease in notes payable was due to the conversion of certain notes payable in the first quarter.

5. The increase in dividends payable was due to the dividends yet to be paid by Tianjin Datang International Panshan Power Generation Company Limited and Shanxi Datang International Yungang Thermal Power Company Limited.

6. The decrease in non-current liabilities due within 1 year was a result of the power plants' repayment of loans due within the period.

7. The decrease in convertible bonds was due to the conversion of certain US Dollar convertible bonds into overseas-listed foreign shares during the first quarter of 2007.

8. The increase in deferred income tax liabilities was mainly due to the increase in market price of the shares of Daqin Railway.

Unit: RMB '000

Parent company

	As at 31 March 2007	As at 31 December 2006	Change amount	Change (%)	*Note*
Dividends receivable	**253,507**	995	252,512	25,378%	1
Inventories	**404,537**	277,653	126,884	46%	2
Available-for-sale financial assets	**2,151,463**	1,356,175	795,288	59%	3
Construction materials	**121,210**	244,747	(123,537)	-50%	4
Convertible bonds	**666,197**	1,111,810	(445,613)	-40%	5
Deferred income tax liabilities	**637,181**	387,129	250,052	65%	6

1. The increase in dividends receivable was due to the distribution of the 2006 profit by the subsidiaries during the first quarter.

2. The increase in inventories was mainly due to the mitigation in fuel coal supply at the beginning of 2007 as compared to the end of 2006, which led to an increase in coal inventory for power plants; in addition, the increase in fuel coal prices also led to an increase in the total balance of inventories.

3. The increase in available-for-sale financial assets was caused by the rise in the market price of the shares of Daqin Railway.

4. The decrease in construction materials was mainly due to that part of Wushashan project's construction materials transferred into fixed assets during the first quarter.

5. The decrease in convertible bonds was due to the conversion of certain US Dollar convertible bonds into overseas-listed foreign shares during the first quarter of 2007.

6. The increase in deferred income tax liabilities was mainly due to the increase in market price of the shares of Daqin Railway.

3.2 Analysis and explanation of progress and impact of major events and solutions

☐ Applicable √ Not applicable

3.3 Implementation of the undertakings made by the Company, shareholders and the actual controller

□ Applicable √ Not applicable

3.4 Warning and explanation in the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or significant changes compared to the corresponding period of the previous year

□ Applicable √ Not applicable

3.5 Explanation in the difference between shareholders' equity as at the beginning of 2007 as stated in the balance sheet of this quarterly report and the shareholders' equity as at the beginning of 2007 as stated in the "Table of Reconciliation on Shareholders' Equity Differences Under the New and Old Accounting Standards"

√ Applicable □ Not applicable

The difference between the consolidated shareholders' equity as at the beginning of 2007 as stated in the balance sheet of this quarterly report and the shareholders' equity as at the beginning of 2007 as stated in the "Table of Reconciliation on Shareholders' Equity Differences Under the New and Old Accounting Standards" was RMB61,804,000. The entire amount was the impact on the minority interests stated in the financial statement of Hebei Yuzhou Energy Multiple Development Company Limited ("Yuzhou Energy"), a jointly controlled entity of the Company. Under the new accounting standards, jointly controlled entities are no more consolidated into the consolidated financial statements by the proportionate consolidation method, but accounted for by the equity method. As this change is not included in articles 5 to 19 of "Accounting Standards for Enterprises No. 38 – First Adoption of Accounting Standards for Enterprises", it is not reflected as an adjusting item in the "Table of Reconciliation on Shareholders' Equity Differences Under the New and Old Accounting Standards". Accordingly, in the "Table of Reconciliation on Shareholders' Equity Differences Under the New and Old Accounting Standards", the minority interests of Yuzhou Energy was stated as part of the consolidated shareholders' equity; but in the balance sheet as at the beginning of 2007 of this quarterly report, the consolidated shareholders' equity does not include this portion of minority interests. This difference has no impact on the equity attributable to the shareholders' of the parent company.

For the unaudited balance sheet as at 31 March 2007, the unaudited 2007 first quarterly profit and loss account (under the PRC GAAP) and the unaudited 2007 first quarterly cash flow statement (under the PRC GAAP), please refer to the Shanghai Stock Exchange website (www.ssc.com.cn).

By Order of the Board
Zhai Ruoyu
Chairman
Datang International Power Generation Co., Ltd.

Beijing, the PRC, 26 April 2007

As at the date of this announcement, the directors of the Datang International Power Generation Co., Ltd. are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

CONTINUING CONNECTED TRANSACTIONS

Financial Services Agreement

The Board announces that on 10 May 2007, the Company and Datang Finance entered into the Financial Services Agreement, pursuant to which Datang Finance has agreed to provide the Group with deposit services, loan services and other financial services subject to the terms and conditions provided therein.

Continuing Connected Transactions

CDGC is the substantial shareholder of the Company. As at the date hereof, CDGC holds approximately 33.99% of the issued share capital of the Company. Datang Finance is a subsidiary of CDGC, and is therefore a connected person of the Company. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

As each of the percentage ratio(s) (as defined in Rule 14.07 of the Listing Rules) applicable to the deposit services is less than 2.5%, the deposit services to be provided by Datang Finance to the Group is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules but exempt from the independent shareholders' approval requirement under Rule 14A.66 of the Listing Rules.

The loan services (including, but not limited to, the credit facilities) provided by Datang Finance to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC, and which is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, announcement and independent shareholders' approval requirements since no security over the assets of the Group granted in respect of the loan.

In respect of other financial services to be provided by Datang Finance to the Group, each of the percentage ratio(s) is below the de minimis threshold set out in Rule 14A.33 of the Listing Rules, therefore the provision of other financial services by Datang Finance to the Group is exempt from the reporting, announcement and independent shareholders' approval requirements of the Listing Rules.

In compliance with the relevant requirements of the Shanghai Stock Exchange, the matter on the execution of the Financial Services Agreement shall be presented at the annual general meeting of the Company for the year 2006 for consideration and approval. CDGC and its associates shall abstain from voting at the general meeting.

FINANCIAL SERVICES AGREEMENT

Date

10 May 2007

Parties

(i) the Company; and
(ii) Datang Finance

Major Terms

1. the services to be provided by Datang Finance to the Group include conducting financial and financing consultation, credit certification and other relevant advice and agency services; assistance in the receipt and payment of transaction proceeds; approved insurance agency services; provision of security; entrusted loans and entrusted investment services; bill acceptance and discount services; intra-group transfer and settlement services and planning of settlement scheme; deposit services; financial services for the members of the Group such as loans and finance leasing.

2. Datang Finance has agreed to provide financial services other than those in 1 above to the Group at its request provided that Datang Finance has obtained the relevant approval from the CBRC.

3. Datang Finance has undertaken to adhere to the principles below in providing the aforementioned financial services to the Group:

    (1) the interest rate for the Group's deposits with Datang Finance shall be fixed as the deposit interest rate as announced by the PBOC from time to time;

    (2) the interest rate for loans granted to the Group by Datang Finance shall be the base lending rate as announced by the PBOC from time to time less 10% of such rate; and

    (3) the fees charged by Datang Finance for the provision of financial services other than deposits and loans services shall not be higher than the rate charged by the other financial institutions for the same type of services.

4. the Group, with the benefit of the information of the market rate and in view of its own interests, has rights to determine whether to maintain the business relationship with Datang Finance or not. The Group may obtain financial services from other financial institutions in addition to those provided by Datang Finance pursuant to the Financial Services Agreement.

5. Datang Finance should ensure the stable operation of fund management system to safeguard the fund, and to monitor the credit risk so as to and satisfy the payments needs of the Group.

6. For the year 2007. Datang Finance has granted the integrated credit facilities of RMB3.0 billion to the Group. In this regard, Datang Finance will not conduct any individual examination procedure for each case of use and withdrawal of the facilities by the Group within the limit of the integrated credit facilities, and will directly complete procedures for such uses and withdrawals.

7. During the term of the Financial Services Agreement, the upper limit of the average daily deposit per annum (including any interest accrued therefrom) for the Group's deposits with Datang Finance is RMB1.3 billion.

8. The term of the agreement shall be the entire year when the agreement is executed, i.e. from 1 January 2007 to 31 December 2007.

Since the deposit services under the Financial Services Agreement have not commenced as at the date of this announcement, the balance of the deposit services under the Financial Services Agreement did not exceed the de minimus threshold for the period from 1 January 2007 up to the date of this announcement.

Capital Risk Control Measures

1. Datang Finance ensures the safe and stable operation of fund management information system, which has undergone the security test in respect of its connection to the online commercial banking and has reached the national security standards for commercial banks. The system is equipped with the mode awarded with CA safety certificate to secure the fund of the Group.

2. Datang Finance is in strict compliance with the risk monitoring indicators for financial institutions issued by the CBRC and its major monitoring indicators such as gearing ratio and liquidity ratio have also complied with the requirement by the CBRC.

3. Any balance in the Group's deposits (after deducting the amount used for making entrusted loans and the amount of loans given to the Group by Datang Finance) will be redeposited into one or more commercial banks in the PRC. Datang Finance enjoys favourable inter-bank deposit rates (at 1.62% currently, subject to changes as published by the PBOC from time to time), which is higher than interest rates of deposit held at call (at 0.72% currently) which the Group is able to obtain from other PRC commercial banks.

4. A report on the status of the Group's deposits will be delivered by Datang Finance to the chief financial officer of the Company before 10 a.m. each business day.

5. A copy of every regulatory report submitted by Datang Finance to the CBRC will be provided to and reviewed by the senior management of the Company, including the relevant executive director(s).

6. The financial statements of Datang Finance for each month will be provided to and reviewed by the senior management of the Company, including the relevant executive director(s), on the fifth working day of the following month.

BENEFITS OF ENTERING INTO THE FINANCIAL SERVICES AGREEMENT

1. The rates on loans and deposits offered by Datang Finance to the Group will be equal to or more favourable than those offered by commercial banks in the PRC.
2. Datang Finance is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, capital risks are reduced through the introduction of risk control measures to be included in the Financial Services Agreement.
3. The Group is expected to benefit from Datang Finance's thorough understanding of the operations of the Group which should render more expedient and efficient services than other PRC commercial banks.
4. Datang Finance is a non-banking financial institution regulated by PBOC and CBRC and is entitled to interbank interest rates for commercial banks in the PRC. The Company is one of the substantial shareholders of Datang Finance and accordingly, the Company will benefit from Datang Finance's profits.
5. Pursuant to the relevant regulations of the PBOC, the China Securities Regulatory Commission and the CBRC, the customers of Datang Finance are limited to entities within CDGC and its subsidiaries, thereby reducing the risks that Datang Finance may otherwise be exposed to if its customers include other entities unrelated to CDGC.

PROPOSED CAPS FOR FINANCIAL SERVICES AND RATIONALE

Deposit Services: the Company estimates that the average daily deposit balance (including the interest accrued therefrom) with Datang Finance for the year of 2007 will not exceed RMB1.3 billion, after taking into account of (1) part of the remaining balance of approximately RMB2.079 billion, represents the net proceeds of RMB3.279 billion raised from the issuance of A shares of the Company in December 2006 less RMB1.2 billion already used by the end of 2006, which will be gradually applied to projects as stated in the A share prospectus of the Company based on the progress of construction project for the year 2007-2008; and (2) the working capital of the Company's subsidiaries or controlling entities. The Directors (including independent non-executive Directors) consider that the above proposed cap is fair and reasonable.

The Company confirms that there is no historical cap, nor maximum outstanding balance for the deposit services. The deposit services is subject to the annual review requirement under the Listing Rules.

Loan Services: In view of the loan services (including, but not limited to, the credit facilities) provided by Datang Finance to the Group are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC and for the benefit of the Group, and no security over the assets of the Group granted in respect of the loan, no cap has been set for such services.

Other Services: Other services include all other financial services besides deposit and loan services which may be provided by Datang Finance to the Company, including mainly, entrusted loans, i.e. the Company may entrust Datang Finance to provide entrusted loans to other enterprises. The Company will comply with the applicable reporting, announcement and independent shareholders' approval requirements of the Listing Rules if such other enterprises are connected persons (as defined in the Listing Rules) of the Company. The Company confirms that there will not be any provision of financial assistance by the Company to Datang Finance under this arrangement. The Company expects that percentage ratios (as defined in Rule 14.07 of the Listing Rules) of the total fees payable by the Company to Datang Finance will fall within the *de minimis* threshold as stipulated under Rule 14A.33 of the Listing Rules.

The Company will comply with the reporting, announcement and independent shareholders' approval requirements of the Listing Rules if the transaction amount of other financial services under the Financial Services Agreement would exceed the relevant threshold.

CONTINUING CONNECTED TRANSACTIONS

CDGC is the substantial shareholder of the Company. As at the date hereof, CDGC holds approximately 33.99% of the issued share capital of the Company. Datang Finance is a subsidiary of CDGC, and is therefore a connected person of the Company. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

As each of the percentage ratio(s) (as defined in Rule 14.07 of the Listing Rules) applicable to the deposit services is less than 2.5%, the deposit services to be provided by Datang Finance to the Group is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules but exempt from the independent shareholders' approval requirement under Rule 14A.66 of the Listing Rules.

The loan services (including, but not limited to, the credit facilities) provided by Datang Finance to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC, and which is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, announcement and independent shareholders' approval requirements since no security over the assets of the Group granted in respect of the loan.

In respect of other financial services to be provided by Datang Finance to the Group, each of the percentage ratio(s) is below the de minimis threshold set out in Rule 14A.33 of the Listing Rules, therefore the provision of other financial services by Datang Finance to the Group is exempt from the reporting, announcement and independent shareholders' approval requirements of the Listing Rules.

INFORMATION ON DATANG FINANCE

Datang Finance has been duly established in the PRC as a non-bank financial institution on 10 May 2005. The registered capital of Datang Finance is RMB500 million, of which RMB262.50 million, RMB100 million and RMB137.5 million were contributed by CDGC, the Company and other 11 subsidiaries of the CDGC respectively, representing 52.5%, 20%, and 25%, respectively, of the registered capital of Datang Finance. The principal business of Datang Finance includes the provision of, among others, deposit services, loan services, entrusted loan services and entrusted investment services.

Datang Finance is currently regarded as an associated company in the accounts of the Company.

INFORMATION RELATING TO THE GROUP

The principal business of the Group includes the development and operation of power plants, the sale of heat and electricity, and the repair and maintenance of power equipment and power-related technical services.

SHAREHOLDERS' APPROVAL

In compliance with the relevant requirements of the Shanghai Stock Exchange, the matter on the execution of the Financial Services Agreement shall be presented at the annual general meeting of the Company for the year 2006 for consideration and approval. CDGC and its associates shall abstain from voting at the general meeting.

DEFINITIONS

For the purposes of this announcement, capitalised terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"associates"	shall have the meaning as defined in the Listing Rules;
"Board"	the board of Directors;
"CBRC"	中國銀行業監督管理委員會(China Banking Regulatory Commission);
"CDGC"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 33.99% of the issued share capital of the Company;
"Company"	Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H shares of which are listed on the Stock Exchange and The London Stock Exchange Limited and the A Shares are listed on the Shanghai Stock Exchange;
"connected person"	shall have the meaning as defined in the Listing Rules;
"Datang Finance"	China Datang Finance Co. Ltd. (中國大唐集團財務有限責任公司);
"Directors"	the directors of the Company;

"Financial Services Agreement"	a financial services agreement entered into between Datang Finance and the Company on 10 May 2007;
"Group"	the Company and its subsidiaries;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PBOC"	People's Bank of China (中國人民銀行);
"PRC"	the People's Republic of China;
"RMB"	Renminbi, the lawful currency of the PRC;
"Shanghai Stock Exchange"	Shanghai Stock Exchange;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"%"	percentage.

By Order of the Board
Yang Hongming
Secretary to the Board

Beijing, the PRC, 10 May 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

Announcement on Resolutions of the Twenty-third Meeting of the Fifth Session of the Board of Directors

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The twenty-third meeting of the fifth session of the board of directors (the "Board") (the "Meeting") of Datang International Power Generation Co., Ltd. (the "Company") was held by way of written correspondence on 11 May 2007. There were 15 directors eligible for attending the Meeting and 15 of them attended the Meeting. The Meeting was in compliance with the provisions stipulated in the Company Law and the articles of association of the Company. The following resolutions were approved unanimously at the Meeting:

The nomination of Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui and Li Gengsheng as candidates for the sixth session of the Board; and the nomination of Xie Songlin, Yu Changchun, Liu Chaoan and Xia Qing as candidates for independent directors for the sixth session of the Board were approved.

Voting results: 15 voted in favour, 0 voted against and 0 abstained.

For detailed biographies of the candidates for directors and independent directors, please refer to the "Notice of 2006 Annual General Meeting of Datang International Power Generation Co., Ltd." published by the Company on 15 May 2007.

By Order of the Board
Yang Hongming
Secretary to the Board

Beijing, the PRC, 14 May 2007

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

Announcement on Resolutions of the Eighth Meeting of the Fifth Session of the Supervisory Committee

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The eighth meeting of the fifth session of the Supervisory Committee (the "Meeting") of Datang International Power Generation Co., Ltd. (the "Company") was held by way of written correspondence on 11 May 2007. There were four supervisors eligible for attending the Meeting and four of them attended the Meeting. The Meeting was in compliance with the provisions stipulated in the Company Law and the articles of association of the Company. The following resolutions were approved unanimously at the Meeting:

The nomination of Mr. Zhang Wantuo and Mr. Fu Guoqiang as candidates for the sixth session of the supervisory committee of the Company was approved.

Voting results: 4 voted in favour, 0 voted against and 0 abstained.

Pursuant to the resolution of the Staff Representative Congress of the Company, Mr. Zhang Jie and Mr. Shi Xiaofan were elected as supervisors representing the staff of the sixth session of the supervisory committee of the Company.

For detailed biographies of the candidates for the sixth session of the supervisory committee and the supervisors representing the staff of the Company, please refer to the "Notice of 2006 Annual General Meeting of Datang International Power Generation Co., Ltd." published by the Company on 15 May 2007.

By Order of the Board
Yang Hongming
Secretary to the Board

Beijing, the PRC, 14 May 2007

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

Completion of the Issue of the First Batch of 2007 Short-term Commercial Papers

This announcement is made pursuant to Rule 13.09(1)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Pursuant to the requirements set out in Rules 14 and 14A of the Listing Rules, the issue of the short-term commercial papers does not constitute any transactions within its meaning prescribed therein.

Datang International Power Generation Co., Ltd. (the "Company") has completed the issue of the first batch of the 2007 short-term commercial papers (the "Commercial Papers") on 7 June 2007. The principal amount of the Commercial Papers is RMB3 billion, with an issue period of 365 days. The nominal value of the Commercial Papers is RMB100 and the interest rate is 3.48% per annum.

China Minsheng Banking Corporation Limited is the lead underwriter organising the underwriters for the Commercial Papers. The Commercial Papers were issued publicly in the national inter-bank bond market through a book-building centralised placing process. The proceeds of the Commercial Papers will be used primarily for replenishing the Company's working capital, facilitating the optimisation of the Company's financing structure and the reduction of financing costs.

At the 2005 annual general meeting of the Company (the "2005 AGM") held on 20 June 2006, the board of directors (the "Board") was authorised to issue short-term Commercial Papers with an aggregate principal amount of not more than RMB4 billion. The authorisation will be effective within a 12-month period from the date of the 2005 AGM approving the issue. On 4 September 2006, the Company obtained an approval from the People's Bank of China for the issue of such short-term Commercial Papers and the Company may issue such Commercial Papers in batches within the aggregate cap amount of RMB4 billion. On 18 September 2006, the Company completed the issue of the 2006 short-term Commercial Papers for a principal amount of RMB1 billion, with a nominal value of RMB100, an issue period of 270 days and an interest rate of 3.59% per annum.

The relevant documents in relation to the issue of the Commercial Papers are announced on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn).

By Order of the Board
Yang Hongming
Secretary to the Board

Beijing, the PRC, 7 June 2007

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

RESOLUTIONS PASSED AT THE 2006 ANNUAL GENERAL MEETING

Datang International Power Generation Co., Ltd. (the "Company") held its 2006 annual general meeting (the "AGM") at the multi-purpose function room at 3/F, CTS (HK) Grand Metro Park Hotel, No. 338 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") on 29 June 2007 (Friday). The convening of the AGM complied with the Company Law of the PRC and the articles of association of the Company.

As at the date of the AGM, there were 5,823,604,031 issued shares of the Company in total (the "Shares") entitled to vote for or against all resolutions at the AGM (except Ordinary Resolution 6). Shareholders of the Company or their authorised proxies who attended the AGM represented an aggregate of 4,513,190,168 voting shares or approximately 77.50% of the total 5,823,604,031 issued shares of the Company. The AGM was chaired by Mr. Zhai Ruoyu, the chairman of the board of directors of the Company (the "Board").

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, China Datang Corporation, which held 1,979,620,580 Shares of the Company, is a connected person in relation to the transaction in Ordinary Resolution 6. Accordingly, it was required to abstain from voting on Ordinary Resolution 6 at the AGM and it did abstain from voting on Ordinary Resolution 6 at the AGM.

The following resolutions were passed at the AGM through voting by a poll:

Ordinary Resolutions	Number of Shares		Passing Rate (%)
	For	Against	
1. The report of the Board for the year 2006 be approved	4,460,882,359	0	100
2. The report of the supervisory committee of the Company for the year 2006 be approved	4,460,882,359	0	100
3. The financial report of the Company for the year 2006 be approved	4,460,882,359	0	100
4. The profit distribution plan for the year 2006 be approved	4,513,190,168	0	100
5. The re-appointment of PricewaterhouseCoopers Zhong Tian	4,512,756,168	434,000	99.99

CPAs Co, Ltd. ("PwC Zhong Tian"), and PricewaterhouseCoopers Certified Public Accountants, Hong Kong ("PwC") as the Company's domestic and international auditors, respectively, and to fix their remunerations be approved			
6. The "Financial Services Agreement" entered with China Datang Corporation Finance Company be approved (Note 4)	2,199,371,360	333,616,228	86.83
7. The composition of the sixth session of the Board be approved (Note 5)			
(i) Mr. Zhai Ruoyu be elected non-executive director of the Company	4,498,462,851	2,023,700	99.96
(ii) Mr. Zhang Yi be elected executive director of the Company	4,499,904,551	582,000	99.99
(iii) Mr. Hu Shengmu be elected non-executive director of the Company	4,495,766,851	4,719,700	99.90
(iv) Mr. Fang Qinghai be elected non-executive director of the Company	4,498,462,851	2,023,700	99.96
(v) Mr. Liu Haixia be elected non-executive director of the Company	4,469,034,231	582,000	99.99
(vi) Ms. Guan Tiangang be elected non-executive director of the Company	4,485,121,625	16,140,926	99.64
(vii) Mr. Su Tiegang be elected non-executive director of the Company	4,489,366,851	2,023,700	99.95
(viii) Mr. Ye Yonghui be elected non-executive director of the Company	4,478,995,625	12,394,926	99.72
(ix) Mr. Li Gengsheng be elected non-executive director of the Company	4,490,140,551	1,250,000	99.97
(x) Mr. Xie Songlin be elected independent non-executive director of the Company	4,491,390,551	0	100
(xi) Mr. Liu Chaoan be elected independent non-executive director of the Company	4,491,390,551	0	100
(xii) Mr. Yu Changchun be elected independent non-executive director of the Company	4,491,390,551	0	100
(xiii) Mr. Xia Qing be elected independent non-executive director of the Company	4,491,390,551	0	100

8. The composition of the sixth session of the supervisory committee be approved (Note 5)			
(i) Mr. Zhang Wantuo be elected supervisor of the Company	4,513,112,168	0	100
(ii) Mr. Fu Guoqiang be elected supervisor of the Company	4,513,112,168	0	100
9. The remuneration proposal for the independent non-executive directors of the Company be approved	4,496,698,168	0	100
10. Mr. Zhou Gang be a member of sixth session of the Board be approved, and Mr. Zhou Gang be elected executive director of the Company	4,436,881,097	58,983,071	98.69
Special Resolutions			
1. The "Order of Meeting for the General Meeting of Datang International Power Generation Co., Ltd." (Note 6) be approved, thereby approving it to form part of the appendices to the articles of association of the Company	4,267,652,145	0	100
2. The "Order of Meeting for the Board of Directors of Datang International Power Generation Co., Ltd." (Note 6) be approved, thereby approving it to form part of the appendices to the articles of association of the Company	4,480,346,111	0	100
3. The "Order of Meeting for the Supervisory Committee of Datang International Power Generation Co., Ltd" (Note 6) be approved, thereby approving it to form part of the appendices to the articles of association of the Company	4,480,346,111	0	100
4 The proposal on share capital expansion by utilising the capital reserve fund be approved	4,480,346,111	0	100

By Order of the Board
Zhai Ruyou
Chairman

Beijing, the PRC, 29 June 2007

Note:

1. Unless otherwise defined, the terms used herein shall have the same meanings as defined in the circular dated 15 May 2007 and the announcement dated 15 May 2007.

2. Computershare Hong Kong Investor Services Limited, the H shares share registrar of the Company, acted as the scrutineer for the vote-takings of the ordinary resolutions as well as the special resolutions at the AGM.

3. Save as disclosed herein, none of the shareholders of the Company who were entitled to attend the AGM had to vote only against the ordinary resolutions and the special resolutions at the AGM.

4. For details of Ordinary Resolution 6, please refer to the announcement published by the Company on 10 May 2007.

5. Profiles for the sixth session of the supervisory committee and the sixth session of the Board are as follows:

Members of the Board:

Zhai Ruoyu, aged 60, graduated from the Economic Management Department of Liaoning University, is a professor-grade senior engineer. He is currently Chairman of the Company and President of the China Datang Corporation ("CDC"). Mr. Zhai had been working at the Liaoning Power Plant since 1966 and had held various positions including Deputy Director and Director. Since 1992, Mr. Zhai had held various positions including Deputy Chief of the Security and Environmental Protection Division of the Ministry of Energy of the PRC, Deputy Director and Director of the Supervisory Bureau of the PRC Ministry of Power Industry, as well as Head of General Office of the State Power Corporation of the PRC Ministry of Power Industry. In March 1999, Mr. Zhai took up the position of President of the Northeast Branch of the State Power Corporation. He was appointed as President of North China Power Group Company in December 2000. He became President of the CDC in December 2002. In January 2003, Mr. Zhai was appointed a delegate to the 10th National People's Congress. With 40 years' experience in the power industry, Mr. Zhai has long been engaged in the fields of power production, production technology management, administration and operations management. He has extensive experience with specific expertise in power generation and operations management.

Zhang Yi, aged 59, is a post-graduate of North China Power College majoring in thermal engineering and a professor-grade senior engineer. He is currently the Vice Chairman and the President of the Company. Mr. Zhang joined North China Power Corporation in 1982. He had held various positions including Head of the Thermal Engineering Office and Deputy Director of the North China Power Laboratory, Deputy Head of the North China Power Institute, and Plant Manager of the Tianjin Dagang Power Plant. Mr. Zhang was the Deputy Chief Engineer and Manager of the Production Technology Department of North China Power Group Company in 1997. He joined the Company as Vice President in December 1998, and became the Vice Chairman and President of the Company in March 2003. Mr. Zhang is a government-sponsored expert designated by the State Council.

Hu Shengmu, aged 46, university graduate, is a senior accountant. He is currently the Chief Accountant of the CDC. Mr. Hu joined North China Power Corporation as he worked in Beijing Power Supply Bureau in 1981. He had been the Deputy Head and the Deputy Manager of the Finance Department of the North China Power Administration Bureau (North China Power Group Company, "NCPGC"), the Chief Accountant and Financial Manager of the Company and the Chief Accountant of NCPGC. Mr. Hu was appointed Chief Accountant of the CDC in January 2003. Mr. Hu has been involved in financial management of power system for over 20 years. He is knowledgeable in financial management and has extensive experience in financial management practices.

Fang Qinghai, aged 53, post-graduate, is a senior engineer. He is currently the Head of the Planning. Investment and Financing Department of the CDC. Mr. Fang joined Anshan Power Plant in 1974 and since then took up various positions including Deputy Head of the Communist Party Committee Office of Anshan Power Plant. Division Chief of the Production Planning Division, the Planning Department of Northeast Power Administration Bureau. Engineer Head of the Planning Department, Deputy Head and Head of the Development and Planning Department of the State Power Corporation (Northeast Company). Head of the Power Exchange Centre of Northeast China Power Grid. Deputy Chief Engineer and Head of the Development and Planning Department of Northeast China Power Grid Company Ltd. He became Deputy Chief of the Development and Planning Department of the CDC in April 2005, and has become Head of the Planning, Investment Planning Department of the CDC since November 2006. Mr. Fang has been working with the power system for many years and is well experienced in power generation and operation.

Zhou Gang, aged 43, graduated from East China Institute of Water Conservancy (currently known as Hehai University), is a senior engineer. He is currently Deputy General Manager of the Company. Mr. Zhou worked for China National Water Resources & Electric Power Materials & Equipment Corporation as Manager of the Information Department, Deputy Director and then Director of the General Manager's Office, Deputy General Engineer and Deputy General Manager; Deputy General Manager of China National Water Resources & Electric Power Materials & Equipment Co., Ltd. and manager of its Shanghai company as well as Deputy Director of the International Cooperation Division of the General Manager's Off ice of CDC. Mr. Zhou has extensive experience in international cooperation, power resources management and power generation enterprise operation and management.

Liu Haixia, aged 45, graduated from North China Power College majoring in power plant thermal energy. He subsequently pursued postgraduate studies in Business Administration in the Renmin University of China. He is a senior engineer and Assistant to President of Beijing Energy Investment Holding Company Limited. Mr. Liu joined Beijing Electric Power Company in 1983 and since then took up positions of Technician, Engineer and Assistant to Manager and Deputy Manager. He had been Assistant to President of Beijing International Power Development and Investment Company since 1998. He has been Assistant to President of Beijing Energy Investment Holding Company Limited since December 2004. With his long-standing involvement in corporate management and planning management of power companies, Mr. Liu has acquired extensive experience in corporate management and industrial planning and investment. Mr. Liu is also the Chairman of Beijing Jingneng Thermal Power Co. Ltd.

Guan Tiangang, aged 39, graduated from North China Power College majoring in thermal dynamics and possesses a master degree in Finance from the Renmin University of China. She is a senior engineer and currently the Vice President and the Secretary to the Board of Directors of Beijing Jingneng International Energy Company Limited. Ms. Guan started her career in 1990, and had worked as a teacher in Shijingshan Thermal Power Plant Education Centre and as Project Manager of Beijing International Power Development and Investment Company. She became the Manager of the Power Generation and Operation Department of Beijing Energy Investment (Group) Company since December 2004. Since February 2007, she has been the Vice President and the Secretary to the Board of Directors of Beijing Jingneng International Energy Company Limited. Ms. Guan has long been engaged in the work of power investment operation, and has extensive experience in power investment and finance planning and management. Ms. Guan is also the Director of Beijing Jingneng Thermal Power Co. Ltd.

Su Tiegang, aged 59, university graduate, is a senior engineer. He is currently the Vice President of Hebei Construction Investment Company. He started his career in 1968 and had worked in the Provincial Construction Commission of Qinghai and Qinghai No. 3 Construction Engineering Company. Mr. Su became Head of the Project Office of Hebei Construction Investment Company in 1989. In 1991, he served in Hebei Provincial Planning Committee as Head of the Investment Department. He has become Vice President of Hebei Construction Investment Company since December 1995. With his long-standing involvement in corporate and planning management, Mr. Su is well experienced in corporate management and industrial planning and investment.

Ye Yonghui, aged 54, is presently the Deputy Chief Economist and Manager of the Energy Business Department of Hebei Construction Investment Company. Mr. Ye started his career in 1969 and joined the Energy Branch of Hebei Construction Investment Company in 1990, holding positions such as

Administrative Officer, Deputy Manager and Manager of the Jibei Branch. From August 1999 to date, he has been the Manager of the Energy Branch and the Manager of the Energy Business Department of Hebei Construction Investment Company. With his long-standing involvement in corporate and planning management, Mr. Ye has acquired extensive experience in corporate management and industrial planning and investment. Mr. Ye is also the Director of Hebei Jiantou Energy Investment Company Ltd.

Li Gengsheng, aged 46, MBA, graduated from Northeast Power College with a bachelor's degree in thermal dynamic and from China Europe International Business School with a research MBA degree. Mr. Li is a professor-grade senior engineer and he is currently the general manager of Tianjin Jinneng Investment Company. Mr. Li joined Hebei Electric Construction Company in 1983, and subsequently worked as assistant supervisor of the Thermal Control Office of Tianjin Power Scientific Institute, deputy manager of Tianjin Power Infrastructure Subcontracting Company, deputy general manager of Huaneng Yangliuqing Thermal Power Co., Ltd., deputy general manager of Tianjin Jinneng Investment Company, and has been general manager of Tianjin Jinneng Investment Company since 2007. Mr Li has been engaged in power corporate management and corporate investment for a long time, and has rich experience in corporate management and investment.

Xie Songlin*, aged 65, graduated from the Department of Dynamics at Shannxi Industrial University (currently as Xi'an Jiaotong University) majoring in power generation. He is a Senior Economist and currently holds the position of committee member of Chinese People's Political Consultative Conference and Senior Consultant of the State Grid Corporation of China. Mr. Xie started his career in 1965. He had worked as technician at the Xinjiang Prospecting and Design Institute for Hydropower; Engineer, Chief of the Bio-tech Department and then Director of the Hunan Yiyang Power Industry Bureau. In 1979, he was appointed Deputy Director of Hunan Power Industry Bureau and Deputy Director of the Central China Power Management Bureau. In 1992, he was appointed as Director of the Audit Bureau of the Ministry of Energy. In 1993, he was appointed Chief of the Economic Adjustment Division of the Ministry of Power. In 1997, he was appointed Chief Economist of the State Power Corporation, Chief of the General Management Division of the Ministry of Power and Manager of the Finance and Assets Operation Department. In 1999, he was Chief Accountant of the State Power Corporation, and became its Vice President in June 1999. He has been a Consultant of the State Grid Corporation of China since 2003. Mr. Xie has long been engaged in the production and management work in the power industry. He has extensive experience in power generation and management. Mr. Xie is also an Independent Director of Dongfang Electrical Machinery Company Limited.

Liu Chaoan*, aged 51, graduated from the Geological Institute of Jilin University. Mr. Liu is a professor-grade senior engineer, currently Chairman of North China Power Engineering (Beijing) Co., Ltd. Mr. Liu worked as a technician at the Beijing Power Design Institute in 1980, and subsequently had been the Professional Section Chief, Deputy Chief and Assistant to Director at the North China Power Design Institute. He had been Vice President of North China Design Institute Engineering Company Limited of the State Power Corporation since 2000 and has been Chairman of North China Power Engineering (Beijing) Co., Ltd. since 2006. Mr. Liu has extensive experience in engineering design and geological prospecting of the power industry.

Yu Changchun*, aged 55, holds a PhD degree in economics from the Tianjin University of Finance and Economics. He is currently Head of the Education Department, Professor of Accounting and an Advisor to postgraduates at the Beijing State Accounting Institute. Mr. Yu taught at the Jilin Institute of Finance and Commerce upon graduation from the same institute in 1978 and subsequently obtained a master degree in economics from Shanghai Social Science Institute and a PhD degree in economics from Tianjin University of Finance and Economics. He was Department Head, Professor and Advisor to postgraduates at the Department of Accounting at the Changchun Institute of Taxation in 1995. He carried out post-doctoral researches in the Financial and Economics Research Institute at the China Academy of Social Sciences in 1997 and worked with the Beijing State Accounting Institute in 1999. Mr. Yu has been engaged in theoretical and practical researches in the areas of Economics and Accounting for many years. The scientific research topics conducted and completed by Mr. Yu have been awarded for a number of Outstanding Achievements at the Ministry (Provincial) Level. He was granted a specific subsidy from the State Council in 1997. Mr. Yu is also an Independent Director of China National Complete Plant Import & Export Corp. Ltd., Daqin Railway Co. Ltd. and China National Software Co. Ltd.

Xia Qing*, aged 50, is a graduate of Tsinghua University with a PhD degree in Mechanical and Electrical Engineering. He is a professor and a supervisor for PhD students as well as Head of the Research Institute of Economic and Information Technology for Power of the Electrical Engineering Department at Tsinghua University. He was awarded a PhD degree by Tsinghua University in 1989, with major research direction focusing on the power market, power system planning, information technology and economic theories. From March 1996 to March 1997, he was a visiting scholar funded by The Royal Society of the United Kingdom and was engaged in the research of power markets in the United Kingdom. Mr. Xia has conducted a number of researches on topics including the power market, power resources planning, power demand forecasts and power regulatory issues. He has also been involved in power market design for the four major regions in the PRC. He is a PRC advisor for Asian Development Bank projects, part-time professor of the Communist Party schools of the States Grid Corporation of China and China Power Investment Company, and an advisor to the South China Power Grid. Mr. Xia is also the Independent Director of Yunnan Wenshan Electric Power Co. Ltd.

The term of the appointment of each of the aforesaid directors will be three years from 1 July 2007 to 30 June 2010. As at the date of this announcement, none of the above directors (save and except Mr. Fang Qinghai who held and beneficially owned 1,000 A shares of the Company), have any interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the "SFO"). None of them has been subject to any public sanctions by statutory or regulatory authority.

According to the resolution of the 2006 AGM, the independent non-executive director of the Company of the sixth session of the Board (with the term being from 1 July 2007 to 30 June 2010) will be entitled to the annual remuneration of RMB60,000 (after taxation).

Save as disclosed above, the above directors have not held any directorships in any public listed companies in the past three years and are not connected with any directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company. Save as disclosed above, there are no other matters concerning the appointment of the above directors that need to be brought to the attention of the Shareholders and the Stock Exchange and there are no other matters which shall be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

Note: *denotes the Company's independent non-executive directors

Members of the Supervisory Committee:

Zhang Wantuo, aged 60, graduated from the Tianjin University of Finance and Economics, senior economist, presently Vice President of Tianjin Jinneng Investment Company and Vice Chairman of the Supervisory Committee of the Company. Mr. Zhang started his career in 1970 in Tianjin Teachers Institute. He had been a cadre member, Deputy Director and Director of the Energy Department of Tianjin Municipal Planning Committee since March 1981. In February 1999, he became Vice President of Tianjin Jinneng Investment Company. With his longstanding involvement in energy planning and planning management, Mr. Zhang has acquired extensive experience in corporate management and power planning and investment.

Fu Guoqiang, aged 44, university graduate, is a senior accountant, PRC certified public accountant. Mr. Fu is the Head of the Finance and Assets Management Department of the CDC. He was the Head of the Finance and Assets Management Department of Hebei Power Company, Manager of the Finance Department of NCPGC and Deputy Head of the Finance and Assets Management Department of the CDC. Mr. Fu has been the Head of the Finance and Assets Management Department of the CDC since December 2003. Mr. Fu has been engaged in finance management in power system for an extensive period and has accumulated extensive experience in practice and management. Mr. Fu is also the Director of Guangxi Guiguan Electric Power Co. Ltd.

Mr. Zhang Jie and Mr. Shi Xiaofan have been elected as supervisors representing staff by the Staff Representative Congress. The profiles of Mr. Zhang and Mr. Shi are set out as follows:

Zhang Jie, aged 58, graduated from the Central Communist Party School majoring in political theories. Mr. Zhang is a senior economist and Chairman of the Supervisory Committee of the Company. He started his career in 1968 and joined the Power Corporation in 1973. Mr. Zhang had held positions including Deputy Head of the Publicity Division, Deputy Director of the Maintenance Office and General Secretary to Party Committee of Datong General Power Plant and Chairman of the Staff Union of Datong Second Power Plant. He worked in Chengde Power Supply Company as Secretary to Party Committee in 1994 and in Beijing Power Supply Company (Power Supply Bureau) as Deputy Secretary to Party Committee in January 1995. Mr. Zhang has been Chairman of the Supervisory Committee of the Company since December 2000. Mr. Zhang has long been engaged in management work at power enterprises and has extensive experience in administrative management.

Shi Xiaofan, aged 55, tertiary graduate, is a senior economist. He is presently the Assistant to President and the Head of the Human Resources Department of the Company. Mr. Shi had worked in NCPGC as Head of the Personnel Department. He became Head of the Human Resources Department of the Company in 1996 and Assistant to President and Head of the Human Resources Department of the Company in March 2003. Mr. Shi is well-experienced in human resources development and management in the power industry and is well experienced in the management of human resources in the sector.

The term of the appointment of the above supervisors will be three years from 1 July 2007 to 30 June 2010. As at the date of this announcement, none of the above supervisors or supervisors representing staff have any interest in the shares of the Company within the meaning of Part XV of the SFO. They have not been subjected to any public sanctions by statutory or regulatory authority.

Save as disclosed above, the above members of supervisors or supervisors representing staff have not held any directorships in any public listed companies in the past three years and are not connected with any directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company. Save as disclosed above, there are no other matters concerning the appointment of the above supervisors or appointed supervisors representing the staff that need to be brought to the attention of the shareholders and the Stock Exchange and there are no other matters which shall be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

6. For details of the Order of Meeting for the General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee of the Company, please refer to the circular published by the Company dated 15 May 2007.

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

An announcement containing details of the above matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and the website of Datang International Power Generation Co., Ltd. at http://www.dtpower.com.

大唐國際發電股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

ANNOUNCEMENT

CLOSURE OF BOOKS OF H SHARE SHAREHOLDERS

Reference is made to the announcement of Datang International Power Generation Company Limited (the "Company") dated 29 June 2007 regarding the results of the 2006 annual general meeting of the Company (the "AGM"). The resolutions in relation to the 2006 profit distribution plan of the Company and the proposal on the issue of bonus shares under the share capital expansion by utilising the capital reserve fund (the "Bonus Issue") were approved at the AGM.

The board of directors of the Company (the "Board") would like to announce that the register of H shares members of the Company will be closed from 19 July 2007 to 24 July 2007 (both dates inclusive). Holders of H share of the Company whose names appear on the register of H shares members of the Company as at the close of business at 4:30 p.m. on 18 July 2007 will be entitled to the dividends of the Company for the year ended 31 December 2006 and the Bonus Issue.

Further announcement will be made by the Company in due course regarding the details of the payment of dividends and the Bonus Issue.

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, the PRC, 29 June 2007

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

An announcement containing details of the above matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and the website of Datang International Power Generation Co., Ltd. at http://www.dtpower.com

Note:

The Company's register of H shares members will be closed from Thursday, 19 July 2007 to Tuesday, 24 July 2007 (both days inclusive), during which period no transfer of H Shares will be registered. Holders of H shares of the Company whose names appear on the register of members as at the close of business at 4:30 p.m. on Wednesday, 18 July 2007 will be entitled to the dividends of the Company for the year ended 31 December 2006 and the Bonus Issue. All transfers must be lodged with the Registrar of H shares of the Company no later than 4:30 p.m. on Wednesday, 18 July, 2007.

The address of the Hong Kong Registrar of H shares is:
Computershare Hong Kong Investor Services Limited
Room 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

ANNOUNCEMENT ON RESOLUTIONS OF THE TWENTY-EIGHTH MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The twenty-eighth meeting of the fifth session of the board of directors (the "Board") (the "Meeting") of Datang International Power Generation Co., Ltd. (the "Company") was held at the multi-purpose function room at 3/F, CTS (HK) Grand Metro Park Hotel, No. 338 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") on 29 June 2007. The written notice of the Meeting was dispatched on 15 June 2007. There were 15 directors eligible for attending the Meeting and 14 of them attended the Meeting (Mr. Liu Haixia, a director, was unavailable to attend the Meeting due to business engagement and had entrusted Ms. Guan Tiangang, a director, to exercise his voting rights by proxy). The Meeting was in compliance with the provisions stipulated in the Company Law and the articles of the association of the Company and was lawful and valid. Four supervisors of the Company attended the Meeting. The following resolutions were approved unanimously by the attending directors or their proxies attending the Meeting through voting by show of hands at the Meeting:

1. The "Administrative System for Information Disclosure of Datang International Power Generation Co., Ltd." was considered and approved.

   The Board agreed to the "Administrative System for Information Disclosure of Datang International Power Generation Co., Ltd." (the "Information Disclosure System"). For details of the Information Disclosure System please visit the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

2. The "Proposal Regarding the Change of Secretary to the Board of Directors" was considered and approved. The Board appointed Mr. Zhou Gang as Secretary to the Board. Mr. Yang Hongming ceased to be Secretary to the Board due to job adjustment. Such appointment took effect from 30 June 2007.

The Company would like to express its gratitude for Mr. Yang Hongming's contributions to the Company during his term in office.

For the profile and contact information of Mr. Zhou, please refer to the notes:

By Order of the Board
Zhai Ruyou
Chairman

Beijing, the PRC, 2 July 2007

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

Notes:

1. Profile of Mr. Zhou Gang

Zhou Gang, graduated from East China Institute of Water Conservancy (currently known as Hehai University), is a post-graduate and a senior engineer. He is currently Deputy General Manager of the Company. Mr. Zhou worked for China National Water Resources & Electric Power Materials & Equipment Corporation as Manager of the Information Department, Deputy Director and Director of the General Manager's Office, Deputy General Engineer and Deputy General Manager; Deputy General Manager of China National Water Resources & Electric Power Materials & Equipment Co., Ltd. and manager of its Shanghai company as well as Deputy Director of the International Cooperation Division of the General Manager's Office of China Datang Corporation. Mr. Zhou has extensive experience in international cooperation, power resources management and power generation enterprise operation and management.

2. Contact Information

Telephone: 010-8358 1428
Fax: 010-8397 7083
Correspondence address: 8/F, No.482, Guanganmennei Avenue, Xuanwu District, Beijing
Postal code: 100053
E-mail address: datang@dtpower.com

An announcement containing details of the above matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and the website of Datang International Power Generation Co., Ltd. at http://www.dtpower.com.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

Overseas Regulatory Announcement

Power Generation for the First Half of 2007

Special Notices

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the announcement, and jointly accept the responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Datang International Power Generation Co., Ltd. (the "Company") would like to announce that based on the Company's preliminary statistics, as of 30 June 2007, total power generation of the Company and its subsidiaries (the "Group") during the first half of 2007 amounted to 56.042 billion kWh, an increase of 35.54% when compared to the corresponding period of the previous year. The Group's total on-grid power generation was 52.812 billion kWh, an increase of 35.79% when compared to the corresponding period of the previous year.

The increase in the Group's power generation for the first half of 2007 as compared with that of the previous year was mainly attributable to the following reasons:

1. Increased capacity of operating generation units: Comparing the first half of 2007 to the corresponding period of 2006, a number of the Company's subsidiaries have witnessed commencement of operation of new generation units with an aggregate capacity of 4,020 MW, thereby substantially increasing the overall power generation capacity of the Company. Such subsidiaries include Zhejiang Datang Wushashan Power Generation Company Limited ("Wushashan Power"), Guangdong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power"); Fujian Datang International Ningde Power Generation Company Limited ("Ningde Power"); Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power"), and the Yayangshan Hydropower Project of Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower").

2. Increased demand in service areas: For the first half of 2007, the power demand within the service areas of the Company – the Beijing-Tianjin-Tangshan Power Grid, the Shanxi Power Grid, the Gansu Power Grid, the Yunnan Power Grid, the Zhejiang Power Grid and the Guangdong Power Grid – continued to maintain stable and rapid growth.

3. Improvement in operating reliability of generation units: For the first half of 2007, the Company achieved an equivalent availability factor of 93.88%, representing an increase of 1.13 percentage points when compared to 92.75% as in the corresponding period of 2006.

4. The power generation obstruction problem at Hebei Datang International Wangtan Power Generation Company Limited ("Wangtan Power") was resolved and its generation units are now operating in full capacity. The utilisation rate of the Company's generation units increased substantially in the first half of 2007 as compared to the corresponding period of 2006.

Power generation details of the Group for the first half of 2007 were as follows:

Power plant/company	**Power generation for the first half of 2007** (billion kWh)	**Power generation for the first half of 2006** (billion kWh)	*Growth (%)*
Gao Jing Thermal Power Plant	1.835	1.712	7.18
Dou He Power Plant	5.391	5.248	2.72
Xia Hua Yuan Power Plant	1.312	1.324	-0.91
Zhang Jia Kou Power Plant	7.655	7.623	0.42
Unit:			
1, 3, 4	2.813	2.729	3.08
2	0.885	0.911	-2.86
5, 6, 7, 8	3.957	3.983	-0.65
Tianjin Datang International Panshan Power Generation Company Limited	3.371	3.545	-4.91
Inner Mongolia Datang International Tuoketuo Power Generation Company Limited	9.852	10.596	-7.02
Shanxi Datang International Yungang Thermal Power Company Limited	1.439	1.406	2.35
Hebei Datang International Tangshan Thermal Power Company Limited	2.013	2.322	-13.30
Shanxi Datang International Shentou Power Generation Company Limited	2.597	2.621	-0.92

Gansu Datang International Liancheng Power Generation Company Limited	2.043	1.768	15.55
Wangtan Power	3.541	1.887	87.65
Wushashan Power	6.399	0.804	695.89
Chaozhou Power	2.857	0.244	1,070.90
Honghe Power	2.219	0.099	2,140.41
Ningde Power	3.206	0	—
Hebei Datang International Huaze Hydropower Development Company Limited	0.0105	0.0102	2.94
Yunnan Datang International Nalan Hydropower Development Company Limited	0.190	0.137	38.69
Yayangshan Project of Lixianjiang Hydropower	0.111	0	—
Total	56.042	41.345	35.54

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, the PRC, 9 July 2007

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

An announcement containing details of the above matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and the website of Datang International Power Generation Co., Ltd. at http://www.dtpower.com.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

ANNOUNCEMENT

PAYMENT OF FINAL DIVIDENDS AND BONUS ISSUE

PAYMENT OF FINAL DIVIDENDS

References are made to the announcements of Datang International Power Generation Co., Ltd. (the "Company") dated 30 March 2007 and 29 June 2007. The board of directors of the Company (the "Board") would like to announce the following details and information relating to the dividends payment to the holders of the H shares of the Company:

The Company will distribute a final dividend of RMB0.23075 per share for the year ended 31 December 2006 to its shareholders. Dividends on H shares shall be paid in Hong Kong dollars. The average closing exchange rate of Hong Kong dollar to Renminbi applicable to the calculation of the amount of the final dividends for H shares is HK$1.00 = RMB0.96833. Based on such exchange rate, the final dividends payable for each H share is HK$0.23830.

The dividend cheques are expected to be posted by the H shares registrar of the Company, Computershare Hong Kong Investor Services Limited, by ordinary mail to the holders of H shares who are entitled to receive the dividends at their own risk on or before 8 August 2007.

BONUS ISSUE

Reference is made to the announcement of the Company dated 29 June 2007. The resolution in relation to the proposal on the issue of bonus shares of the Company under the share capital expansion by utilising the capital reserve fund (the "Bonus Issue") was approved at the 2006 annual general meeting of the Company. A circular containing further information and details on the Bonus Issue will be despatched to the shareholders of the Company as soon as practicable in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, the PRC, 23 July 2007

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

An announcement containing details of the above matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and the website of the Company at http://www.dtpower.com.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

Change of Company Secretary

The board of directors (the "Board") of Datang International Power Generation Co., Ltd. (the "Company") announces that Mr. Yang Hongming ("Mr. Yang") has ceased to be company secretary of the Company ("Company Secretary") due to job adjustment. Mr. Yang confirms that he has no disagreement with the Board and there are no circumstances which need to be brought to the attention of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the shareholders of the Company. The Company would like to express its gratitude for Mr. Yang's contributions to the Company during his term in office.

The Board is also pleased to announce that Mr. Zhou Gang ("Mr. Zhou") and Mr. Mok Chung Kwan, Stephen ("Mr. Mok") have been appointed as Joint Company Secretary with effect from 30 June 2007. Pursuant to the waiver from strict compliance with the requirements under Rules 8.17 and 19A.16 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules") granted by the Hong Kong Stock Exchange, Mr. Mok will provide assistance to Mr. Zhou in acquiring the relevant experience within the meaning of Rule 8.17(3) of the Listing Rules to discharge his duties as a Company Secretary.

The profiles of Mr. Zhou and Mr. Mok are as follows:

Zhou Gang, graduated from East China Institute of Water Conservancy (currently known as Hehai University), is a post-graduate and a senior engineer. He is currently Deputy General Manager of the Company. Mr. Zhou worked for China National Water Resources & Electric Power Materials & Equipment Corporation as Manager of the Information Department, Deputy Director and Director of the General Manager's Office, Deputy General Engineer and Deputy General Manager; Deputy General Manager of China National Water Resources & Electric Power Materials & Equipment Co., Ltd. and manager of its Shanghai company as well as Deputy Director of the International Cooperation Division of the General Manager's Office of China Datang Corporation. Mr. Zhou has extensive experience in international cooperation, power resources management and power generation enterprise operation and management.

Mr. Mok Chung Kwan, Stephen, a solicitor as defined in the Legal Practitioners Ordinance, is currently a partner of Huen Wong & Co. in association with Fried, Frank, Harris, Shriver & Jacobson LLP. He graduated from the University of New South Wales in Australia with Bachelor of Commerce (Accounting)/Bachelor of Laws degrees. Mr. Mok possesses qualifications as a practicing solicitor in England, Wales, New South Wales of Australia, and Hong Kong. Mr. Mok has extensive experience in general business practices and corporate financial transactions, such as assisting corporations on listing their shares on the Hong Kong Stock Exchange, merger and acquisitions, corporate restructuring, organising joint ventures, and compliance with the securities-related laws of Hong Kong.

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, the PRC, 2 August 2007

As at the date of this announcement, the Directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive Directors*

An announcement containing details of the above matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and the website of Datang International Power Generation Co., Ltd. at http://www.dtpower.com.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

NOTICE OF BOARD OF DIRECTORS MEETING

The board of directors (the "Board") of Datang International Power Generation Co., Ltd. (the "Company") hereby announces that a meeting of the Board will be held on 27 August 2007 (Monday) at 9:00 a.m. to consider and approve, among others, the interim results of the Company and its subsidiaries for the six months ended 30 June 2007.

By Order of the Board
Zhou Gang and Mok Chung Kwan, Stephen
Joint Company Secretaries

Beijing, the PRC, 14 August 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive directors*

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

Unusual Price & Volume Movements

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

Datang International Power Generation Co., Ltd. (the "Company") has noted the recent increases in share price and trading volume of the shares of the Company and wish to state that the Company is not aware of any reasons for such increases.

The Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Nor is the board of directors (the "Board") aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Zhou Gang and Mok Chung Kwan, Stephen
Joint Company Secretaries

Beijing, the PRC, 21 August 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive directors*

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

ANNOUNCEMENT ON RESOLUTIONS OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The first meeting of the sixth session of the board of directors (the "Board") (the "Meeting") of Datang International Power Generation Co., Ltd. (the "Company") was held at the multi-purpose function room at 3/F, CTS (HK) Grand Metro Park Hotel, No. 338 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") on 27 August 2007. The written notice of the Meeting was dispatched on 13 August 2007. There were 14 directors eligible for attending the Meeting and 14 of them attended the Meeting. The Meeting was in compliance with the provisions stipulated in the Company Law and the articles of association of the Company and was lawful and valid. 4 supervisors of the Company attended the Meeting. The Meeting was chaired by Mr. Zhai Ruoyu, chairman of the Company. The following resolutions were approved unanimously by the attending directors and their proxies attending the Meeting through voting by a show of hands at the Meeting:

1. The "2007 Interim Report and Report Summary" was considered and approved.

   The Board agreed to publish the 2007 interim report and its report summary.

2. The "Resolution on the Election of the Chairman and Vice Chairman of the Sixth Session of the Board of Directors" was considered and approved.

   The Board agreed to appoint Mr. Zhai Ruoyu as the chairman of the sixth session of the Board and appoint Mr. Zhang Yi as the vice chairman of the sixth session of the Board. Their terms of office will be from 1 July 2007 to 30 June 2010.

3. The "Working System for Independent Directors of Datang International Power Generation Co., Ltd." was considered and approved.

   The Board agreed to the "Working System for Independent Directors of Datang International Power Generation Co., Ltd.".

4. The "Resolution on the Issue of RMB6 billion Corporate Bonds" was considered and approved.

The Board agreed to the issue of corporate bonds and confirmed the issue proposal as follows:

Issue size: Not more than RMB6 billion in total
Placing arrangement for shareholders: No special placing arrangement for the Company's shareholders
Term of the bonds: 10 years to 15 years
Use of proceeds: The entire amount will be used to replace bank loans and replenish the Company's working capital.

The Board agreed to submit the afore-mentioned proposal on the issue of corporate bonds to the general meeting for consideration and approval, and request the general meeting to authorise the Board to handle any matters in relation to the issue of corporate bond products, including but not limited to, (1) determining, with reference to the market situation, the particular issue proposal for each batch of corporate bonds, including timing of the issue, issue size, duration, interest rate or its rate-setting mechanism, exact use of proceeds, term and method of repayment for principal and interest, whether to include innovative conditions such as sell-back or redemption, whether any guarantees are to be made and the method of such guarantees, and other matters; (2) signing any relevant legal documents in relation to the issue and listing of the corporate bonds of the Company; and (3) handling any other matters in relation to the issue and listing of the corporate bonds of the Company. The validity of the resolution will be 30 months from the date of its approval at the general meeting.

5. The "Resolution on the Investment in Constructing two sets of 1,000 MW Air-Cooled Coal-Fired Ultra-supercritical Generation Units at Shanxi Datang International Dingxiang Power Plant Phase I" was considered and approved.

The Board agreed the Company to invest RMB960 million under a capital contribution proportion of 60% to jointly establish Shanxi Datang International Dingxiang Power Generation Company Limited (the "Dingxiang Power Company") with Beijing Guohong Huaan Investment Company Limited (北京國宏華安投資有限公司) in order to construct and operate two sets of 1,000 MW air-cooled coal-fired ultra-supercritical generation units at Dingxiang Power Plant ("Dingxiang Power Plant Project"). The parties will provide guarantees for Dingxiang Power Company's financing facilities in proportion to their equity interests with reference to Dingxiang Power Company's financing needs, while Dingxiang Power Company will provide counter-guarantees to the Company. The Board also agreed to authorise the general manager to sign the "Investment Agreement for the two sets of 1,000 MW Coal-Fired Generation Units at the Shanxi Datang International Dingxiang Power Plant Project" ("Dingxiang Power Investment Agreement") and handle any relevant matters in relation to the investment in and construction of Dingxiang Power Company.

Dingxiang Power Plant Project is located in Dingxiang County, Yinzhou City, Shanxi Province. The project plans to build two sets of 1,000 MW domestically-made air-cooled coal-fired ultra-supercritical generation units together with desulphurisation facilities, giving a green, environment-friendly power plant with high efficiency. The electricity generated by the power plant is expected to be entirely transmitted to the Beijing-Tianjin-Tangshan Power Grid. The project involves a total investment amount of approximately RMB8 billion, of which 20% will be the capital for the project. The project is subject to the approval by the relevant State authorities.

Details of the Dingxiang Power Plant Project will be announced separately in accordance with the requirements stipulated by the listing rules of the Company's listing locations after the official signing of the "Dingxiang Power Investment Agreement".

6. The "Resolution on the Investment in Constructing two sets of 1,000 MW Coal-Fired Ultra-supercritical Generation Units at Jiangxi Fuzhou Power Plant" was considered and approved.

   The Board agreed the Company to invest not more than RMB1.39 billion for a controlling interest in constructing and operating two sets of 1,000 MW coal-fired ultra-supercritical generation units at Jiangxi Fuzhou Power Plant ("Fuzhou Power Plant Project").

   The recommended location for the Fuzhou Power Plant Project is Linchuan District, Fuzhou City. Phase I of the project plans to build two sets of 1,000 MW domestically-made coal-fired ultra-supercritical generation units. The electricity generated by the plant will be entirely transmitted to the Jiangxi and Central China Power Grids. The total dynamic investment in the project is approximately RMB6.95 billion, of which 20% will be capital for the project. The project is subject to the approval by the relevant State authorities.

   Details of the Fuzhou Power Plant Project will be announced separately in accordance with the requirements stipulated by the listing rules of the Company's listing locations after the official signing of the investment agreement with the co-operating parties.

7. The "Proposal on the Investment with a Controlling Interest in Constructing the Coal-based Olefin Project in Duolun County, Xilinguolei League" was considered and approved.

   The Board agreed the Company to invest in establishing a project company to develop and construct a coal-based olefin project in Duolun County, Xilinguolei League, Inner Mongolia (the "Duolun Coal Chemical Project") with controlling interests, and to authorise the general manager to handle any relevant matters in relation to the investment and establishment of the project company.

   The Duolun Coal Chemical Project is located in Duolun County, Xilinguolei League in the Inner Mongolia Autonomous Region. The project uses the coal from Shengli Coal Mine in Inner Mongolia, of which the Company participated in the development, as raw materials. It produces chemical products with the world's advanced technologies, including the pulverised

coal gasification technology, the synthetic gas purification technology, the methanol-to-propylene technology and the propylene polymerisation technology. It is the most advanced coal chemical project of clean, efficient and high value-added utilisation of coal. The total investment in the project amounts to approximately RMB16.2 billion, of which 40%, equivalent to approximately RMB6.48 billion, will be the capital for the project. The project is expected to produce annually 460,000 tons of polypropylene and other by-products.

For details of the Duolun Coal Chemical Project, a separate announcement will be published by the Company in accordance with the requirements stipulated by the listing rules of the Company's listing locations after the official signing the "Duolun Coal Chemical Investment Agreement" by the Company.

The afore-mentioned resolution No. 4 shall be submitted to the general meeting of the Company for consideration. As the exact time for convening the general meeting has not been confirmed, the Board authorises the secretary to the Board to publish, when appropriate, the relevant notice of the general meeting, in accordance with the confirmed time and content.

By Order of the Board
Zhou Gang and Mok Chung Kwan, Stephen
Joint Company Secretaries

Beijing, the PRC, 27 August 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive directors*

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

ANNOUNCEMENT ON RESOLUTIONS OF THE SUPERVISORY COMMITTEE

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The first meeting of the sixth session of the supervisory committee (the "Meeting") of Datang International Power Generation Co., Ltd. (the "Company") (the "Supervisory Committee") was held at the multi-purpose function room at 3/F, CTS (HK) Grand Metro Park Hotel, No. 338 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") on 27 August 2007. The written notice of the Meeting was dispatched on 16 August 2007. There were four supervisors eligible for attending the Meeting and four of them attended the Meeting. The Meeting was in compliance with the provisions stipulated in the Company Law and the articles of association of the Company. The following resolutions were approved unanimously at the Meeting:

1. The "2007 Interim Report and its Summary" was considered and approved.

   Pursuant to Article 68 of the Securities Law and the relevant requirements of the Shanghai Stock Exchange, the Supervisory Committee has conscientiously reviewed the full content of the 2007 interim report of the Company and its summary in accordance with the requirements and hereby confirms the following:

   (1) The preparation and review procedures of the 2007 interim report were in compliance with the requirements of the laws, regulations, the articles of association of the Company and the internal management regime of the Company;

(2) The content and format of the 2007 interim report were in compliance with the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein has fully and accurately reflected the operation management and the financial position of the Company during the first half year of 2007;

(3) There was no finding of breach of confidentiality by the staff who participated in the preparation and review of the interim report.

2. The "Proposal on the Election of the Chairman and Vice Chairman of the Sixth Session of the Supervisory Committee" was considered and approved.

The Supervisory Committee agreed the re-appointment of Mr. Zhang Jie as chairman of the sixth session of the Supervisory Committee and Mr. Zhang Wantuo as vice chairman of the Supervisory Committee, with their term starting from 1 July 2007 to 30 June 2010.

Supervisory Committee
Datang International Power Generation Company Limited

Beijing, the PRC, 27 August 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive directors*

Washington, DC

大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

ANNOUNCEMENT OF 2007 INTERIM RESULTS

OPERATING AND FINANCIAL HIGHLIGHTS

- Consolidated operating revenue amounted to approximately RMB15,465 million, representing an increase of 42.26% over the first half of 2006.
- Consolidated net profit attributable to the equity holders of the Company amounted to approximately RMB1,807 million, representing an increase of 41.86% over the first half of 2006.
- Basic earnings per share attributable to the equity holders of the Company amounted to approximately RMB0.16, representing an increase of approximately RMB0.04 per share over the first half of 2006.

I. COMPANY RESULTS

The board of directors (the "Board") of Datang International Power Generation Co., Ltd. (the "Company") hereby announces the unaudited consolidated operating results of the Company and its subsidiaries and jointly controlled entities (the "Company and its Subsidiaries") prepared in conformity with the International Financial Reporting Standards ("IFRS") for the six months ended 30 June 2007 (the "Period"), together with the unaudited consolidated operating results of the first half of 2006 (the "Same Period Last Year") for comparison. Such operating results have been reviewed and confirmed by the Company's audit committee (the "Audit Committee").

Consolidated operating revenue of the Company and its Subsidiaries for the Period was approximately RMB15,465 million, representing an increase of 42.26% as compared to the Same Period Last Year. The realised consolidated net profit attributable to the equity holders of the Company was approximately RMB1,807 million, representing an increase of approximately 41.86% as compared to the Same Period Last Year. Basic earnings per share attributable to the equity holders of the Company for the Period amounted to approximately RMB0.16 (including the impact of the bonus issue of 10 bonus shares issued for every 10 shares held by way of capitalisation of the capital reserve fund), representing an increase of approximately RMB0.04 per share as compared to the Same Period Last Year.

The Board does not recommend any payment of interim dividend for 2007.

Please refer to the unaudited condensed consolidated interim financial information set out in the Appendix for details of the consolidated operating results.

II. MANAGEMENT DISCUSSION AND ANALYSIS

The Company is one of the largest independent power companies in the People's Republic of China (the "PRC"), primarily engaged in power generation businesses mainly focusing on coal-fired power generation. As at 30 June 2007, the Company managed a total installed capacity of 19,430 MW. The power generation businesses of the Company are primarily distributed in the North China Power Grid (including the Beijing-Tianjin-Tangshan ("BTT") Power Grid and the Shanxi Power Grid), the Gansu Power Grid, the Zhejiang Power Grid, the Yunnan Power Grid, the Fujian Power Grid and the Guangdong Power Grid.

During the Period, the PRC's economy maintained a relatively fast growth under a favourable domestic macro-economic environment, with a gross domestic product ("GDP") growth rate of 11.5% over the Same Period Last Year. During the Period, the social power consumption increased by about 15.56% over the Same Period Last Year while nationwide power generation increased by approximately 16% over the Same Period Last Year. The power generation of the power grids where the power generation businesses of the Company and its Subsidiaries were distributed also maintained rapid growth.

(A) Business Review

During the Period, the Company and its Subsidiaries faced production operation pressures brought by a decline in utilisation rates in the power market and persistent high fuel prices. Nevertheless, the Company and its Subsidiaries actively capitalised on market opportunities, diligently carried out effective production operations and implemented measures to boost revenue and reduce costs. The Company and its Subsidiaries overcame difficulties and strove to complete the production objectives of the Period, with a sustained and steady growth in profit. Total power generation increased by about 35.54% over the Same Period Last Year while consolidated net profit attributable to the equity holders of the Company rose by approximately 41.86% over the Same Period Last Year.

1. Production and Environmental Protection

During the Period, total power generation of the Company and its Subsidiaries amounted to 56.042 billion kWh, an increase of 35.54% when compared to the Same Period Last Year. Total on-grid power generation of the Company and its Subsidiaries amounted to 52.812 billion kWh, an increase of 35.79% over the Same Period Last Year. The increases in total power generation and on-grid power generation were mainly attributable to the following reasons:

(1) Increased capacity of operating generation units: Compared to the Same Period Last Year, the Company and its Subsidiaries have increased its installed capacity by 4,020 MW as new generation units commenced commercial operation in the second half of 2006, thereby substantially increasing the overall power generation capacity of the Company and its Subsidiaries.

(2) Increased demand in service areas: During the Period, the power demand within the service areas of the Company and its Subsidiaries maintained steady rapid growth.

(3) Improvement in operating reliability of generation units: During the Period, the operating generation units of the Company and its Subsidiaries achieved an equivalent availability factor of 93.88%, representing an increase of 1.13 percentage points when compared to the Same Period Last Year.

Power generation details of the Company and its Subsidiaries during the Period (Unit: billion kWh)

	Power Plant / Company Name	**Power Generation for the First Half of 2007** *(billion kWh)*	**Growth (%)**
1	Gao Jing Thermal Power Plant	1.835	7.18
2	Dou He Power Plant	5.391	2.72
3	Xia Hua Yuan Power Plant	1.312	-0.91
4	Zhang Jia Kou Power Plant	7.655	0.42
5	Zhejiang Datang Wushashan Power Generation Company Limited ("Wushashan Power Company")	6.399	695.89
6	Tianjin Datang International Panshan Power Generation Company Limited ("Panshan Power Company")	3.371	-4.91

7	Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company")	9.852	-7.02
8	Shanxi Datang International Yungang Thermal Power Company Limited ("Yungang Thermal Power Company")	1.439	2.35
9	Hebei Datang International Tangshan Thermal Power Company Limited ("Tangshan Thermal Power Company")	2.013	-13.30
10	Shanxi Datang International Shentou Power Generation Company Limited ("Shentou Power Company")	2.597	-0.92
11	Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company")	2.043	15.55
12	Hebei Datang International Wangtan Power Generation Company Limited ("Wangtan Power Company")	3.541	87.65
13	Guangdong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power Company")	2.857	1,070.9
14	Fujian Datang International Ningde Power Generation Company Limited ("Ningde Power Company")	3.206	–
15	Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company")	2.219	2,140.41
16	Yunan Datang International Nalan Hydropower Development Company Limited ("Nalan Hydropower Company")	0.190	38.69
17	Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower Company")	0.111	–
18	Hebei Datang International Huaze Hydropower Development Company Limited ("Huaze Hydropower Company")	0.0105	2.94
	Total	56.042	35.54

While endeavouring to increase power generation, the Company and its Subsidiaries also put a strong emphasis on the implementation of environmental protection projects in accordance with the State's environmental protection requirements. As at 30 June 2007, the installed capacity of the Company and its Subsidiaries with desulphurisation facilities in use accounted for about 70% of the coal-fired units of the Company and its Subsidiaries. Meanwhile, other environmental protection projects such as denitration and denitrification upgrades are currently in progress as scheduled.

2. Operational Management

During the Period, the Company and its Subsidiaries achieved a consolidated operating revenue of approximately RMB15,465 million, representing an increase of approximately 42.26% over the Same Period Last Year. Consolidated net profit attributable to the equity holders of the Company amounted to approximately RMB1,807 million, representing an increase of approximately 41.86% over the Same Period Last Year. The sustained, steady growth in profit of the Company and its Subsidiaries was mainly attributable to the following factors:

(1) Increase in on-grid power generation. On-grid power generation increased by approximately 13.919 billion kWh over the Same Period Last Year, thereby increasing the revenue by approximately RMB3,836 million accordingly.

(2) Increase in average on-grid power tariff. As a result of the implementation of the Fuel-Tariff Pass-through Mechanism and the tariff rates for desulphurised units in the second half of 2006, as well as the rational adjustment in the power generation structure, the Company's on-grid tariff (tax included) increased by approximately RMB16.86 per MWh over the Same Period Last Year, leading to a corresponding increase of about RMB758 million in revenue over the Same Period Last Year.

(3) Stringent cost control to strive for energy savings and consumption reduction. During the Period, as a result of rising fuel prices and changes in the power structure of regions with high fuel costs, the unit fuel cost for the Company and its Subsidiaries increased by approximately RMB20.35/MWh over the Same Period Last Year. In light of this, the Company and its Subsidiaries exercised all sorts of stringent cost control measures to strive for energy savings and consumption reduction while securing fuel supply. During the Period, unit coal consumption for power supplied amounted to 336.99g/kWh, representing a decrease by approximately 8g/kWh over the Same Period Last Year, while the consolidated self electricity consumption rate was 5.78%, down approximately 0.2 percentage point over the Same Period Last Year.

(4) Financing channels were expanded to reduce financing costs. During the Period, the Company issued RMB3,000 million of "short-term commercial papers" in the inter-bank bond market. The coupon rate was 3.48%, which was lower than the issuing rate of a same term for comparable issuers.

3. Business Expansion

During the Period, the Company continued to implement its development strategies, which include the transformation from a single mode of coal-fired power generation to the development of renewable energy including hydropower, nuclear power, wind power and so forth; the transformation of the business structure from simply an electricity producer into a chain of relevant businesses. As the Company worked diligently on projects under construction during the Period, it also actively initiated preliminary studies and development works on certain development projects. Among these:

(1) Thermal projects: The Phase 1 project (installed capacity: two 600 MW units) of Ningxia Datang International Daba Power Generation Company Limited, an associate of the Company in which the Company holds 45% interests, was approved by the relevant State authorities and construction would commence within the current year.

(2) Hydropower projects: The Hengjiang region Luoze River Two-Level hydropower projects (total installed capacity: 48 MW), both controlled and constructed by the Company, were respectively approved by the relevant State authorities and construction is expected to commence within the current year.

(3) Nuclear power project: Fujian Ningde Nuclear Power Company Limited (two 1,000 MW units), in which the Company holds 49% interests, reported smooth progress in its preliminary works. At present, the project has finished the compilation of the "Project Application Report".

(4) Wind power project: The Bayin Wind Power Plant Phase II (installed capacity: 48 MW), developed and constructed by the Company's wholly-owned subsidiary Inner Mongolia Datang International Zhouzi Wind Power Co., Ltd., and the Shanxi Datong Zuoyun Wing Power Plant Phase I (installed capacity: 49.5 MW), planned to be solely developed by the Company, were respectively approved by the relevant State authorities. Construction of these projects is expected to officially commence within the current year.

(5) Coal chemical projects: Based on substantial preliminary studies and experiments, the Board of the Company has considered and approved the development and construction of the "Coal-based Olefin Project in Duolun County, Xilinguole League, Inner Mongolia" with a controlling interest in the project. The plant of the project is located in Duolun County, Xilinguole League of the Inner Mongolia Autonomous Region. The project uses the coal from Shengli Coal Mine in Inner Mongolia, of which the Company participated in the development, as raw materials. It produces chemical products with the world's advanced technologies, including the pulverised coal gasification technology, the synthetic gas purification technology, the methanol-to-propylene technology and the propylene polymerisation technology. It is the most advanced coal chemical project utilising clean, efficient and high added-value coal. The project is expected to produce annually 460,000 tonnes of polypropylene and other by-products. The Inner Mongolia Development and Reform Commission has approved the preliminary application for the project. The National Development and Reform Commission has also approved the project's tax exemption application for introduction of equipment and technological research. The Company expects the project, upon successful development and construction, to become the Company's new source of profit growth.

(6) Other energy projects: In March 2007, the Company entered into an equity transfer agreement with Inner Mongolia Huineng Group to participate in the development of Changtan Coal Mine in Ordos City of Inner Mongolia. It is expected that the relevant acquisition procedures will be completed before the end of the current year.

(B) Major Financial Indicators and Analysis

During the Period, the Company and its Subsidiaries realised RMB15,465 million in revenue from principal operations, representing a 42.26% increase over the Same Period Last Year. Net profit attributable to the equity holders of the Company was RMB1,807 million, representing a 41.86% increase over the Same Period Last Year. Basic earnings per share attributable to the equity holders of the Company was RMB0.16, representing an increase of RMB0.04 per share over the Same Period Last Year (the outstanding ordinary shares increased as a result of the bonus issue of 10 shares issued for every 10 shares held by way of capitalisation of the capital reserve fund, without affecting the balance held of total equity; hence the basic earnings per share for the reported periods were adjusted retrospectively to reflect the bonus issue).

1. Operating Revenue

The Company is principally engaged in power generation businesses which involve mainly coal-fired power generation. Heat supply also forms a minor part of the operation. The Company' s revenue from principal operations mainly comprises revenue from electricity sales and heat sales.

During the Period, the Company and its Subsidiaries realised an operating revenue of RMB15,465 million, representing an increase of approximately RMB4,594 million or 42.26% over the Same Period Last Year, owing to the following main reasons:

- Increase in installed capacity and on-grid power generation. During the Period, the Company's installed capacity under management increased by 4,020 MW as compared to the Same Period Last Year as new generation units commenced commercial operation in the second half of 2006. On-grid power generation increased by approximately 13.919 billion kWh, thereby increasing the revenue by approximately RMB3,836 million.

- Increase in average on-grid power tariff. As a result of the implementation of the Fuel-Tariff Pass-through Mechanism from 30 June 2006, the increase in the number of the Company and its Subsidiaries' units adopting the tariff rates for desulphurised units as well as the Company's rational adjustment in the power generation structure, the average on-grid tariff (consolidated, tax included) of the Company and its Subsidiaries increased by approximately RMB16.86 per MWh over the Same Period Last Year, leading to a corresponding increase of about RMB758 million in revenue.

2. **Operating Costs**

During the Period, the total consolidated operating costs of the Company and its Subsidiaries amounted to RMB11,545 million, representing an increase of 42.51% over the Same Period Last Year. The major reasons were increases in fuel costs and fixed costs.

During the Period, fuel costs accounted for 62.18% of operating costs. Following the increases of the Company's newly commenced operating generation units and the increase in power generation, as well as the continued rise in nationwide fuel prices, fuel costs increased by about RMB2,620 million or approximately 57.49% over the Same Period Last Year. Of such increased amount, the increase in fuel costs as a result of a rise in on-grid electricity volume amounted to approximately RMB1,552 million. The rise in the unit fuel cost has led to an increase in fuel costs of approximately RMB1,068 million.

During the Period, fixed costs increased by approximately RMB823 million or 23.24% over the Same Period Last Year, which was mainly attributable to the increases in depreciation charges for generation units, maintenance costs, water expenses and pollution discharge fees incurred by newly commenced operating generation units of the Company over the Same Period Last Year. Among these, the depreciation charges increased by approximately 33.88% over the Same Period Last Year.

3. **Net Financing Costs**

During the Period, the financing costs of the Company amounted to approximately RMB973 million, representing an increase of 73.46% over the Same Period Last Year. The relatively rapid increase was attributable to the increase in interest expenses on short-term and long-term loans during the Period.

4. **Profit**

During the Period, the Company and its Subsidiaries reported a consolidated profit before tax amounting to RMB2,985 million, representing an increase of 34.47% over the Same Period Last Year. Consolidated profit attributable to the equity holders of the Company amounted to approximately RMB1,807 million, up 41.86% over the Same Period Last Year. The increase in the Company's profit was mainly attributable to the increase in operating revenue as well as stringent and effective cost controls adopted by the Company.

5. **Financial Position**

As at 30 June 2007, total consolidated assets of the Company and its Subsidiaries amounted to approximately RMB101,329 million, representing an increase of approximately RMB10,618 million as compared to the end of 2006. Total consolidated liabilities amounted to approximately RMB70,631 million, representing an increase of approximately RMB7,121 million over the end of 2006. Minority interests amounted to approximately RMB4,579 million, representing an increase of approximately RMB1,275 million over the end of 2006. Total equity amounted to approximately RMB30,698 million, representing an increase of approximately RMB3,497 million over the end of 2006. The increase in total assets was primarily caused by the implementation of the expansion strategy by the Company and its Subsidiaries which led to a corresponding increase in investments in construction-in-progress.

6. **Liquidity**

As at 30 June 2007, the asset-to-liability ratio for the Company and its Subsidiaries was approximately 69.70%. The net debt-to-equity ratio (i.e. (loans + convertible bonds + short-term commercial papers – cash and cash equivalents – short-term bank deposits with a maturity of over 3 months)/total equity) was approximately 172.85%.

As at 30 June 2007, total cash and cash equivalents and bank deposits with a maturity of over 3 months of the Company and its Subsidiaries amounted to approximately RMB5,658 million, of which the deposits with a total amount equivalent to approximately RMB83 million were in foreign currencies. The Company and its Subsidiaries had no entrusted deposits or overdue fixed deposits during the Period.

As at 30 June 2007, short-term loans of the Company and its Subsidiaries amounted to approximately RMB10,516 million, carrying annual interest rates ranging from 4.96% to 6.60%. Long-term loans (excluding those due within 1 year) amounted to approximately RMB43,675 million and long-term loans due within 1 year amounted to approximately RMB1,253 million, at annual interest rates ranging from 3.60% to 6.57%, of which an amount equivalent to approximately RMB2,557 million was denominated in US dollar. The Company and its Subsidiaries pay regular and active attention to foreign exchange market fluctuations and constantly assess foreign currency risks.

As at 30 June 2007, North China Grid Company Limited ("NCG", originally North China Power (Group) Corp. and its subsidiaries) and some minority shareholders of the Company's subsidiaries provided guarantees for the loans of the Company and its Subsidiaries amounting to approximately RMB2,808 million. The Company had not provided any guarantee in whatever forms for any other company apart from its subsidiaries, jointly controlled entities and associates.

(C) Outlook for the Second Half of 2007

In 2007, competition in the power market has been intensifying. The utilisation rates of generation units continue to decrease. The rise in coal prices and the uncertainties regarding coal quality increase the difficulty for cost control and operation management. Facing a difficult environment, the Company will further improve and enhance the management quality and work harder to strive for encouraging results. In the second half of 2007, the Company will focus on the following tasks:

1. Continuing the implementation of the Company's diversified development strategy, dedicating further effort to the preliminary works of development projects and striving to expand the reserve of preliminary projects, thereby laying the foundation for the Company's sustainable development.

2. Further reinforcing on production safety efforts by enforcing safety production accountabilities and strengthening the management of significant risk sources; elevating the effort on specific management of equipment to enhance the safety level of equipment, thereby ensuring the safe and stable operation of generation units for increased power generation.

3. Strengthening fuel management to strive for a reduction in fuel costs on the premise of ensuring fuel supply.

4. Strengthening the management of projects under construction, so as to ensure the generation units planned to commence operation will be in operation with safe and good quality operation as scheduled within 2007.

5. Striving to secure funding for the Company's development by actively studying and exploring more varied and low-cost financing channels.

III. SHARE CAPITAL AND DIVIDENDS

(1) Share Capital

As at 30 June 2007, the total share capital of the Company amounted to 5,833,079,077 shares, divided into 5,833,079,077 shares carrying a nominal value of RMB1.00 each.

(2) Shareholding of Substantial Shareholders

So far as the directors of the Company are aware, as at 30 June 2007, the persons below with interests or short positions in the shares or underlying shares of the Company which are required to be disclosed to the Company under section 336 of the Securities and Futures Ordinance (the "SFO") (Chapter 571 of the Law of Hong Kong) were as follows:

Name of Shareholder	Class of Shares	Number of shares held	Approximate percentage to total issued share capital of the Company (%)	Approximate percentage to total issued A Shares of the Company (%)	Approximate percentage to total issued H Shares of the Company (%)
China Datang Corporation	A Shares	1,979,620,580	33.94	46.78	–
Beijing Energy Investment (Group) Company	A Shares	671,792,400	11.52	15.87	–
Hebei Construction Investment Company	A Shares	671,792,400	11.52	15.87	–
Tianjin Jinneng Investment Company	A Shares	606,006,300	10.39	14.32	–
Allianz SE	H Shares	109,663,000 (L)	1.88 (L)	–	7.21 (L)
UBS AG	H Shares	105,980,298 (L) 19,820,000(S)	1.82 (L) 0.34 (S)	– –	6.66 (L) 1.25 (S)
JPMorgan Chase & Co.	H Shares	91,061,286 (L) 69,118,059 (S)	1.56 (L) 1.18 (P)	– –	5.72 (L) 4.34 (P)

(L) means long position (S) means short position (P) means lending pool

(3) Dividends

The Company had considered and approved the distribution proposals on paying the 2006 cash dividends and share capital expansion by utilising the capital reserve fund at its 2006 annual general meeting held on 29 June 2007. The above distribution proposals were completed before the date of this announcement.

The Board does not recommend any payment of interim dividend for 2007.

(4) Shareholding by the Directors and Supervisors

As at 30 June 2007, Mr. Fang Qinghai, director of the Company, was interested in 1,000 A Shares of the Company. As at 27 August 2007, Mr. Fang Qinghai's interests in the Company's A Shares increased to 2,000 shares due to the Company's implementation of the proposal on share capital expansion by way of capitalisation of the capital reserve fund for the year 2006. Save as disclosed above, none of the directors, supervisors and chief executive of the Company nor their associates had any interest and short positions in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of SFO) that were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") under the provisions of Divisions 7 and 8 of Part XV of the SFO, or required to be recorded in the register mentioned in the SFO pursuant to section 352 or otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules").

IV. SIGNIFICANT EVENTS

1. The term of the members of the fifth session of the Company's Board and Supervisory Committee had expired on 30 June 2007. Pursuant to the resolutions passed at the 2006 annual general meeting held on 29 June 2007, it was resolved that (1) Mr. Zhai Ruoyu, Mr. Zhang Yi, Mr. Hu Shengmu, Mr. Fang Qinghai, Mr. Zhou Gang, Mr. Liu Haixia, Ms. Guan Tiangang, Mr. Su Tiegang, Mr. Ye Yonghui, Mr. Li Gengsheng, Mr. Xie Songlin, Mr. Yu Changchun, Mr. Liu Chaoan and Mr. Xia Qing be appointed members of the sixth session of the Board for a term from 1 July 2007 to 30 June 2010; (2) Mr. Zhang Jie, Mr. Zhang Wantuo, Mr. Fu Guoqiang and Mr. Shi Xiaofan be appointed members of the sixth session of the Supervisory Committee (among which Mr. Zhang Jie and Mr Shi Xiaofan are Supervisors representing the staff) for a term from 1 July 2007 to 30 June 2010.

2. Pursuant to the written resolutions formed at the twenty-third meeting of the fifth session of the Board held on 12 June 2007, Mr. Zhou Gang and Mr. Qin Jianming were appointed Deputy General Managers of the Company whilst Mr. Yang Hongming ceased to be a Deputy General Manager of the Company.

3. Pursuant to the resolutions passed at the twenty-eighth meeting of the fifth session of the Board held on 29 June 2007, Mr. Zhou Gang was appointed as Secretary to the Board (and Company Secretary) of the Company and Mr. Mok Chung Kwan, Stephen was appointed as Joint Company Secretary of the Company, whilst Mr. Yang Hongming ceased to be the Secretary to the Board (and Company Secretary) of the Company.

V. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Period, the Company and its Subsidiaries has not purchased, sold or redeemed any of its listed securities.

VI. COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

To the knowledge of the Board, the Company has complied with the code provisions in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules during the Period.

VII. COMPLIANCE WITH THE MODEL CODE

Upon specific enquiries made to all the directors of the Company and in accordance with information provided, the Board confirmed that all directors of the Company have complied with the provisions under the Model Code as set out in Appendix 10 of the Listing Rules during the Period.

VIII. AUDIT COMMITTEE

The Audit Committee has reviewed the accounting principles and methods adopted by the Company and its Subsidiaries with the management of the Company. It has also discussed matters regarding internal controls and the annual financial statements, including the review of the unaudited condensed consolidated interim financial information for the six months ended 30 June 2007.

The Audit Committee considers that the financial information of the Company and its Subsidiaries for the first half of 2007 have complied with the applicable accounting standards, and that the Company has made appropriate disclosure thereof.

By order of the Board
Zhai Ruoyu
Chairman

Beijing, the PRC, 27 August 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing*.*

* *Independent non-executive directors*

Encl. Unaudited condensed consolidated interim financial information

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (Unaudited)

AS AT 30 JUNE 2007

(Amounts expressed in thousands of Renminbi ("Rmb"))

	Note	30 June 2007	31 December 2006
ASSETS			(Note 11)
Non-current assets			
Property, plant and equipment, net		**84,943,932**	77,574,619
Investments in associates		**960,677**	857,421
Available-for-sale investments		**2,952,883**	1,774,184
Land use rights		**637,008**	572,599
Intangible assets		**85,791**	83,576
Deferred housing benefits		**263,686**	300,232
Other long-term assets		**87,850**	87,850
Deferred income tax assets		**156,553**	142,969
		90,088,380	81,393,450
Current assets			
Inventories		**1,011,125**	806,965
Other receivables and current assets		**905,294**	710,472
Accounts receivable	*2*	**3,622,233**	3,337,529
Notes receivable		**43,076**	11,132
Short-term bank deposits over three months		**45,000**	–
Cash and cash equivalents		**5,613,437**	4,451,284
		11,240,165	9,317,382
Total assets		**101,328,545**	90,710,832

EQUITY AND LIABILITIES

	Note		
Capital and reserves attributable to the Company's equity holders			
Share capital		**5,833,079**	5,662,849
Reserves		**20,285,394**	18,233,202
		26,118,473	23,896,051
Minority interests		**4,579,319**	3,304,667
Total equity		**30,697,792**	27,200,718
Non-current liabilities			
Long-term loans	*3*	**43,674,608**	40,273,581
Convertible bonds	*4*	**275,976**	1,111,810
Deferred income		**299,975**	273,257
Deferred income tax liabilities		**742,658**	421,682
		44,993,217	42,080,330
Current liabilities			
Accounts payable and accrued liabilities	*5*	**8,988,842**	7,648,155
Short-term loans	*3*	**10,516,067**	9,300,496
Current portion of long-term loans	*3*	**1,253,076**	2,942,804
Taxes payable		**529,397**	538,329
Dividends payable		**1,350,154**	-
Other current liabilities		**3,000,000**	1,000,000
		25,637,536	21,429,784
Total liabilities		**70,630,753**	63,510,114
Total equity and liabilities		**101,328,545**	90,710,832

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2007
(Amounts expressed in thousands of Rmb, except per share data)

	Note	Six months ended 30 June 2007	2006
			(Note 11)
Operating revenue	*6*	**15,465,022**	10,870,962
Operating costs	*10(b)*	**(11,544,567)**	(8,100,949)
Operating profit		**3,920,455**	2,770,013
Share of profit/(loss) of associates		**6,905**	(3,426)
Interest income		**31,121**	14,463
Finance costs	*10(b)*	**(973,005)**	(560,936)
Profit before taxation		**2,985,476**	2,220,114
Taxation	*7*	**(732,806)**	(598,386)
Profit for the period		**2,252,670**	1,621,728
Attributable to:			
– Equity holders of the Company		**1,807,257**	1,273,947
– Minority interests		**445,413**	347,781
		2,252,670	1,621,728
Earnings per share for profit attributable to the equity holders of the Company during the period			
– basic (Rmb)	*8*	**0.16**	0.12
– diluted (Rmb)	*8*	**0.16**	0.12

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (Unaudited)

FOR THE SIX MONTHS ENDED 30 JUNE 2007

(Amounts expressed in thousands of Rmb)

		Attributable to equity holders of the Company											
			Reserves										
	Note	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Restricted reserve	Currency translation differences	Other reserve	Retained earnings	Total reserves	Minority interests	Total equity
Balance as at 1 January 2006, as previously reported		5,162,849	3,653,421	1,977,048	559,456	4,981,377	173,510	(184)	149,796	1,668,189	13,162,613	2,403,475	20,728,937
Adjustment to statutory surplus reserve	*1*			(333,446)						333,446			
Balance as at 1 January 2006, as restated		5,162,849	3,653,421	1,643,602	559,456	4,981,377	173,510	(184)	149,796	2,001,635	13,162,613	2,403,475	20,728,937
Minority interests arising from business combination		-		-		-			-	-	-	64,263	64,263
Capital injection from minority shareholders of subsidiaries		-	-	-	-	-	-	-	-	-	-	251,000	251,000
Dividends declared										(1,177,130)	(1,177,130)	(551,018)	(1,728,148)
Currency translation differences		-	-	-	-	-	-	(165)	-	-	(165)	-	(165)
Profit for the period										1,273,947	1,273,947	347,781	1,621,728
Transfer between reserves		-	-	559,456	(559,456)	-	-	-	-	-	-	-	-
Release of restricted reserve							(28,005)			28,005			
Transfer to discretionary surplus reserve		-	-	-		759,910		-	-	(759,910)	-	-	-
Balance as at 30 June 2006		5,162,849	3,653,421	2,203,058		5,741,287	145,505	(349)	149,796	1,306,547	13,259,265	2,515,501	20,937,615

		Attributable to equity holders of the Company										
			Reserves									
	Note	Share capital	Capital reserve	Statutory surplus reserve	Discretionary surplus reserve	Restricted reserve	Currency translation differences	Other reserve	Retained earnings	Total reserves	Minority interests	Total equity
Balance as at 1 January 2007, as previously reported		5,662,849	6,432,245	2,914,599	5,741,287	237,354	422	840,304	2,066,991	18,233,202	3,304,667	27,200,718
Adjustment to Statutory reserves	*1*	-	-	(465,538)	-	-	-	-	465,538	-	-	-
Balance as at 1 January 2007, as restated		5,662,849	6,432,245	2,449,061	5,741,287	237,354	422	840,304	2,532,529	18,233,202	3,304,667	27,200,718
Conversion of convertible bonds	*4*	170,230	796,394			-		(112,673)	-	683,721	-	853,951
Capital injection from minority shareholders of subsidiaries		-	-	-	-	-	-	-	-	-	1,006,010	1,006,010
Dividends declared	*9*		-	-	-			-	(1,348,714)	(1,348,714)	(176,771)	(1,525,485)
Currency translation differences							(2,426)			(2,426)		(2,426)
Profit for the period		-	-	-	-		-	-	1,807,257	1,807,257	445,413	2,252,670
Release of restricted reserve	*9*					(34,162)			34,162			
Transfer to discretionary surplus reserve	*9*		-		1,020,774				(1,020,774)			
Fair value gains, net of tax available-for-sale financial assets								912,354		912,354		912,354
Balance as at 30 June 2007		5,833,079	7,228,639	2,449,061	6,762,061	203,192	(2,004)	1,639,985	2,004,460	20,285,394	4,578,319	30,697,792

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

1. BASIS OF PREPARATION

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2007 has been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

The principal accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those applied in the preparation of the annual financial statements for the year ended 31 December 2006 except that the Company and its Subsidiaries have adopted the revised/new International Financial Reporting Standards ("IFRS") which are effective for accounting period commencing on or after 1 January 2007, which are detailed as follows:

- IFRS 7, Financial Instruments: Disclosures and a complementary amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures (effective for annual periods beginning on or after 1 January 2007). IFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under IFRS. The amendment to IAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, management considered there was no significant impact from adopting IFRS 7 and the amendment to IAS 1 on the financial statements of the Company and its Subsidiaries.

- International Financial Reporting Interpretation Committee Interpretation ("IFRIC Interpretation") 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. Management considered there was no significant impact from adopting IFRIC Interpretation 10 on the financial statements of the Company and its Subsidiaries.

The Company and its Subsidiaries adopted the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of the PRC on 15 February 2006 (the "new PRC GAAP") since 1 January 2007. According to relevant requirements under the new PRC GAAP, retrospective adjustment to the provision of statutory reserves is required as a result of the retrospective adjustments in retained earnings upon first-time adoption. In addition, the new PRC GAAP no longer permits share of statutory reserves of subsidiaries at consolidation level. Hence aforementioned adjustments have been made retrospectively in this unaudited condensed consolidated interim financial information as change of accounting policy.

2. ACCOUNTS RECEIVABLE

Accounts receivable of the Company and its Subsidiaries mainly represents the receivables from the respective regional or provincial grid companies for tariff revenue. These receivables are unsecured and non-interest bearing. The tariff revenue is settled on a monthly basis according to the payment provisions in the power purchase agreements. As at 30 June 2007 and 31 December 2006, all tariff revenue receivables from the respective grid companies were aged within three months, and no doubtful debt provisions were considered necessary.

3. LOANS

As at 30 June 2007, the Company and its Subsidiaries had short-term and long-term loans payable to China Datang Group Finance Company Limited ("Datang Finance") totalling Rmb1,938,300,000 and 203,500,000 respectively (31 December 2006 – Rmb761,200,000 and Rmb189,500,000).

4. CONVERTIBLE BONDS

The movement in liability component of convertible bonds during the six months ended 30 June 2007 was as follows:

Balance at 1 January 2007	1,111,810
Conversion to share capital	(833,570)
Interest expense	14,924
Interest payments	(2,674)
Exchange rate adjustment	(14,514)
Balance at 30 June 2007	275,976

The carrying amount of the liability component at 30 June 2007 of the convertible bonds approximated its fair value.

During the six months ended 30 June 2007, holders of the convertible bonds with face value of USD115,684,000 have exercised their conversion rights and increased the number of H Shares of the Company by 170,230,077 shares with par value of Rmb1 each.

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 June 2007	31 December 2006
		(Note 11)
Construction costs and deposits payable to contractors	4,304,564	5,393,189
Fuel and material costs payable	3,924,007	1,500,801
Salary and welfare payable	125,375	147,078
Interest rate swap liability	–	12,766
Interest payable	135,282	137,480
Assets acquisition payable	11,296	50,546
Others	488,318	406,295
	8,988,842	7,648,155

As at 30 June 2007 and 31 December 2006, other than certain deposits for construction which were aged between one and three years, substantially all accounts payable were aged within one year.

As at 30 June 2007, the notional principal amount of the outstanding interest rate swap contract of Inner Mongolia Datang International Tuoketuo Power Generation Company Limited was USD186,955,486 (31 December 2006-USD200,615,486), and the fixed rate and floating rate were 5.15% (31 December 2006 - 5.15%) and 5.38% (31 December 2006 – 5.61%) (LIBOR offered by British Bankers' Association on 11 January 2007), respectively.

6. OPERATING REVENUE

	Six months ended 30 June	
	2007	2006
		(Note 11)
Electricity	15,347,761	10,742,226
Heat	78,182	73,639
Others	39,079	55,097
	15,465,022	10,870,962

Pursuant to the Power Purchase Agreements entered into between the Company and its Subsidiaries and the regional or provincial grid companies, the Company and its Subsidiaries sell their entire net generation of electricity to these grid companies at approved tariff rates.

7. TAXATION

	Six months ended 30 June	
	2007	2006
Current tax	794,005	613,951
Deferred tax	(61,199)	(15,565)
	732,806	598,386

Income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes.

Income tax has been provided on the estimated assessable profit for the period at their prevailing rates of taxation. Certain of the subsidiaries, being located in specially designated regions, are subject to preferential income tax rates. In addition, certain subsidiaries are exempted from the PRC income tax for two years starting from the first year of operation followed by a 50% exemption of the applicable tax rate for the next three years.

In March 2007, the PRC government promulgated the Corporate Income Tax Law which will be effective from 1 January 2008. According to the Corporate Income Tax Law, both domestic and foreign invested enterprise will be subject to a single income tax rate of 25%.The existing Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the FIE and FE tax laws") and Provisional Regulations of the People's Republic of China on Enterprise Income Tax will be abolished simultaneously. The Corporate Income Tax Law has an impact on the deferred income tax assets and liabilities of the Company and its Subsidiaries. As there is still no detailed implementations rulings have not yet been released, the Company and its Subsidiaries adjusted deferred income tax balances as at 30 June 2007 based on their best estimates and will continue to access the impact of such new law in the future.

8. EARNINGS PER SHARE

On 23 July 2007, the Company announced the payment of final dividends in respect of the year ended 31 December 2006 and a bonus issue of 10 shares for every 10 shares outstanding. The basic and diluted earnings per share included in this unaudited condensed consolidated interim financial information have been adjusted retrospectively to the reflect the bonus issue (see Note 9).

(i) Basic earnings per share

The calculation of basic earnings per share for profit attributable to the equity holders of the Company was based on profit attributable to equity holders of the Company and on the weighted average amount of shares outstanding during the period.

	Six months ended 30 June	
	2007	2006
Profit attributable to equity holders of Company (Rmb '000)	1,807,257	1,273,947
Weighted average number of ordinary shares in issue (shares in thousand)	5,763,261	5,162,849
Impact of bonus issue (shares in thousand) (Note 9)	5,763,261	5,162,849
Weighted average number of ordinary shares for basic earnings per share (shares in thousand)	11,526,522	10,325,698
Basic earnings per share for profit attributable to the equity holders of the Company(Rmb)	0.16	0.12

(ii) Diluted earnings per share

The diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The convertible bond is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect.

	Six months ended 30 June	
	2007	2006
Profit attributable to equity holders of Company (Rmb '000)	1,807,257	1,273,947
Interest expense on convertible debt (net of tax)(Rmb '000)	3,328	19,551
Profit used to determine diluted earnings per share (Rmb '000)	1,810,585	1,293,498
Weighted average number of ordinary shares for basic earnings per share (shares in thousand)	11,526,522	10,325,698
Adjustments for assumed conversion of convertible bonds (including the impact of share capital expansion*)(shares in thousand)	112,176	444,254
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	11,638,698	10,769,952
Diluted earnings per share for profit attributable to the equity holders of the Company(Rmb)	0.16	0.12

* According to the terms and conditions of the convertible bonds, if the Company makes a bonus issue (in either case credited as fully paid by way of capitalisation of profits or reserves), the conversion price will be adjusted to mirror the change of outstanding ordinary shares due to the bonus issue, hence the assumed conversion of convertible bonds have been adjusted retrospectively due to the bonus issue approved in the general meeting held on 29 June 2007 (see Note 9).

9. PROFIT APPROPRIATIONS

Dividends

In the general meeting held on 29 June 2007, the shareholders approved a cash dividend amounting to Rmb1,348,714,000 in respect of the year ended 31 December 2006. The amounts have been reflected as an appropriation of retained earnings for the six months ended 30 June 2007. In addition, the shareholders also approved a bonus issue of 10 shares for every 10 shares outstanding by way of capitalisation of capital reserve fund.

On 23 July 2007, the Company announced the payment of final cash dividends of Rmb1,348,714,000 and a bonus issue of 10 shares for every 10 shares outstanding, with reference to the total 5,844,880,580 outstanding ordinary shares as at 18 July 2007. The cash dividend per share is Rmb0.23075 and the ordinary shares in issue is to be increased by 5,844,880,580 shares. The increase in the number of ordinary shares will result in an increase in share capital of the Company by Rmb5,844,880,580 with a corresponding amount of reduction in capital reserve. As of the date of this unaudited condensed consolidated interim financial information approved for issue, the legal process of the share capital expansion has not been completed. Therefore, no adjustment was made to the share capital as at 30 June 2007.

Reserves

During the period, approximately Rmb34,162,000 have been transferred from the restricted reserve to retained earnings. This amount represented amortisation of deferred housing benefits for the six months ended 30 June 2007, net of the additional deferred housing benefits incurred during the same period.

An appropriation of approximately Rmb1,020,774,000 to the discretionary surplus reserve for the year ended 31 December 2006 was approved by the shareholders on the general meeting held on 29 June 2007.

As described in Note 1 above, the opening balances of statutory surplus reverse of all the presented periods have been restated as a result of the adoption of new PRC GAAP.

10. SUPPLEMENTAL FINANCIAL INFORMATION

(a) Condensed consolidated balance sheet

	30 June 2007	31 December 2006
Net current liabilities	14,397,371	12,112,402
Total assets less current liabilities	75,691,009	69,281,048

(b) Condensed consolidated income statement

	Six months ended 30 June	
	2007	2006
Interest expense	1,663,791	1,194,282
Less: amount capitalised in property, plant and equipment	(590,529)	(559,979)
	1,073,262	634,303
Exchange gain, net	(83,206)	(25,656)
Fair value gain on an interest rate swap	(17,051)	(47,711)
Finance costs	973,005	560,936
Cost of inventories sold		
– Fuel	7,178,182	4,557,820
Spare parts and consumable supplies	114,427	55,967
Depreciation	2,389,709	1,785,011
Amortisation		
– Land use rights	8,262	4,157
– Intangible assets	4,145	3,352
Dividend income	(51,699)	(28,052)
Donation to State Environmental Bureau	–	34,000
Amortisation of deferred housing benefits	(49,198)	40,755

11. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current period presentation.

12. NET ASSETS AND NET PROFIT RECONCILIATION BETWEEN PRC GAAP AND IFRS

The consolidated financial statements, which are prepared the Company and its Subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS. Major differences between PRC GAAP and IFRS, which affect the net assets and net profit of the Company and its Subsidiaries, are summarised as follow:

		Net assets	
		30 June 2007	31 December 2006
			(Note)
Net assets under PRC GAAP		30,528,023	26,992,067
Impact of IFRS adjustments:			
Difference in the recognition policy on housing benefits to the employees	(a)	56,020	74,693
Difference in the commencement of depreciation of property, plant and equipment	(b)	(106,466)	(106,466)
Difference in accounting treatment on monetary housing benefits	(c)	207,666	225,539
Others		(17,151)	(16,750)
Applicable deferred tax impact of the above GAAP differences	(e)	29,700	31,635
Net assets under IFRS		30,697,792	27,200,718

		Net profit For six months ended 30 June	
		2007	2006
			(Note)
Net profit under PRC GAAP		**2,303,804**	1,692,047
Impact of IFRS adjustments:			
Difference in the recognition policy on housing benefits to the employees	(a)	**(18,673)**	(18,673)
Difference in accounting treatment on monetary housing benefits	(c)	**(30,525)**	(22,102)
Difference in accounting treatment of performance payroll accrual	(d)	**–**	(30,229)
Applicable deferred tax impact of the above GAAP differences	(e)	**(1,936)**	685
Net profit under IFRS		**2,252,670**	1,621,728

Note: Since the Company and its Subsidiaries adopted the new PRC GAAP, the comparative figures have been restated accordingly (Note 1).

(a) Difference in the recognition policy on housing benefits to the employees

The Company provided housing to its employees at a discount price. The price difference between the selling price and the cost of housing is considered to be a housing benefit and is borne by the Company.

For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance of the PRC, the total housing benefits provided by the Company before 6 September 2000 should be directly deducted from the statutory public welfare fund and those provided after 6 September 2000 are charged to non-operating expenses as incurred. Under IFRS, the housing benefits provided by the Company are recognised on a straight-line basis over the estimated remaining average service lives of the employees.

(b) Difference in the commencement of depreciation of property, plant and equipment

Under PRC GAAP, depreciation of property, plant and equipment commences from one month after the relevant assets are completed and ready for its intended use. Under IFRS, depreciation commences immediately when the relevant assets are ready for their intended use.

(c) Difference in accounting treatment on monetary housing benefits

Under PRC GAAP, the monetary housing benefits provided to employees who started work before 31 December 1998 were directly deducted from the statutory public welfare fund and retained earnings after approval by the general meeting of the Company.

Under IFRS, these benefits are recorded as deferred assets and amortised on a straight-line basis over the estimated service lives of relevant employees.

(d) Difference in accounting treatment of performance payroll accrual

Performance payroll accrued under PRC GAAP, in accordance with relevant government policies, but not paid out at the end of the year does not meet all the criteria of recognising liabilities under IFRS. Therefore these unpaid balances were reversed under IFRS.

(e) Applicable deferred tax impact on the above GAAP differences

This represents the deferred tax effect on the above GAAP difference where applicable.

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

Overseas Regulatory Announcement

Power Generation Increases 31.60% in the First Three Quarters of 2007

Special Notices

The Company and all members of the board of directors (the "Board") warrant the truthfulness, accuracy and completeness of the announcement, and jointly accept the responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Datang International Power Generation Co., Ltd. (the "Company") would like to announce that based on the Company's preliminary statistics, as of 30 September 2007, the total power generation of the Company and its subsidiaries (the "Group") in the first three quarters of 2007 amounted to 86.597 billion kWh, an increase of 31.60% when compared to the corresponding period of the previous year. The Group's total on-grid power generation was 81.539 billion kWh, an increase of 31.88% when compared to the corresponding period of the previous year.

The substantial increase in the Group's power generation for the first three quarters of 2007 as compared with that of the previous year was mainly attributable to the following factors:

1. Increased capacity of the Company's operating generation units: During the second half of 2006, a number of new generation units of the Company's subsidiaries have commenced operation, and thus substantially increasing the Group's overall power generation capacity. Such subsidiaries include Zhejiang Datang Wushashan Power Generation Company Limited ("Wushashan Power Company"), Guangdong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power Company"), Fujian Datang International Ningde Power Generation Company Limited ("Ningde Power Company"), Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company"), and the Yayangshan Hydropower Project of Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower Company"). Meanwhile, hydropower projects including Longma and Tukahe of Lixianjiang Hydropower Company also had new generation units commencing operation in July this year.

2. Increased demand in service areas: For the first three quarters of 2007, the power demand within the service areas of the Company - the Beijing-Tianjin-Tangshan Power Grid, the Shanxi Power Grid, the Gansu Power Grid, the Yunnan Power Grid, the Zhejiang Power Grid and the Guangdong Power Grid – continued to maintain rapid growth.

3. Improvement in operating reliability of generation units: For the first three quarters of 2007, the Company achieved an equivalent availability factor of 94.56%, representing an increase of 0.42 percentage point when compared to 94.14% as in the corresponding period of the previous year.

4. The power generation obstruction problem at Hebei Datang International Wangtan Power Generation Company Limited ("Wangtan Power Company"), a subsidiary of the Company, was resolved and its generation units are now operating in full capacity.

Power generation details of the Group's power plants for the first three quarters of 2007 were as follows:

Power plant/company	**Power generation for the first three quarters of 2007** (billion kWh)	**Power generation for the first three quarters of 2006** (billion kWh)	*Growth (%)*
Gao Jing Thermal Power Plant	2.6482	2.5120	5.42
Dou He Power Plant	8.3851	8.0630	3.99
Xia Hua Yuan Power Plant	1.9452	1.9110	1.79
Zhang Jia Kou Power Plant	11.3474	10.8970	4.13
Unit:			
1, 3, 4	4.2202	4.1030	2.86
2	1.3376	1.2910	3.61
5, 6, 7, 8	5.7896	5.5040	5.19
Tianjin Datang International Panshan Power Generation Company Limited	5.4477	5.3870	1.13
Inner Mongolia Datang International Tuoketuo Power Generation Company Limited	15.334	16.0050	-4.19
Shanxi Datang International Yungang Thermal Power Company Limited	2.1098	2.1690	-2.73

Hebei Datang International Tangshan Thermal Power Company Limited	2.9406	3.5310	-16.72
Shanxi Datang International Shentou Power Generation Company Limited	4.1929	4.2020	-0.22
Gansu Datang International Liancheng Power Generation Company Limited	2.9588	2.4140	22.57
Wangtan Power Company	5.6995	2.7210	109.46
Wushashan Power Company	10.4036	2.4730	320.69
Chaozhou Power Company	4.4238	1.1150	296.75
Ningde Power Company	4.9727	1.1850	319.64
Honghe Power Company	2.8938	0.7130	305.86
Hebei Datang International Huaze Hydropower Development Company Limited	0.0187	0.0249	-24.90
Yunnan Datang International Nalan Hydropower Development Company Limited	0.4831	0.3620	33.45
Lixianjiang Hydropower Company:			
Yayangshan Hydropower Project	0.2995	0.1200	149.58
Longma Hydropower Project	0.0788	—	—
Tukahe Hydropower Project	0.0070	—	—
Inner Mongolia Datang International Duolun Hydropower Multiple Development Company Limited	0.0064	—	—
Total	86.5966	65.804	31.60

By Order of the Board
Zhou Gang and Mok Chung Kwan, Stephen
Joint Company Secretaries

Beijing, the PRC, 12 October 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive directors*

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON THE RESOLUTIONS OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The second meeting of the sixth session (the "Meeting") of the board of directors (the "Board") of Datang International Power Generation Co., Ltd. (the "Company") was held at the multi-purpose function room at 3/F, CTS (HK) Grand Metro Park Hotel, No. 338 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") on 25 October 2007. The written notice of the Meeting was dispatched on 11 October 2007. There were 14 directors eligible for attending the Meeting and 12 of them attended the Meeting. The Meeting was held in compliance with the provisions stipulated in the Company Law of the PRC and the articles of association of the Company and was lawful and valid. Four supervisors of the Company attended the Meeting. The Meeting was chaired by Mr. Zhai Ruoyu, chairman of the Company. The following resolutions were approved unanimously by the attending directors and their proxies attending the Meeting through voting by a show of hands at the Meeting:

1. The "2007 Third Quarterly Report of Datang International Power Generation Co., Ltd." was considered and approved.

   The Board agreed to publish the 2007 third quarterly report of the Company.

2. The "Resolution on the Issuance of the First Tranche of Corporate Bonds of the Company" was considered and approved.

   The Board agreed to issue the first tranche of corporate bonds of the Company (the "Bonds") with details as follows:

   (1) Issuance size: The issuance size of the Bonds is RMB3 billion;

   (2) Term: The subsistence period of the Bonds is 15 years;

(3) Interest rate of the Bonds and its determination: The coupon rate of the Bonds shall remain unchanged during the subsistence period of the Bonds. Annual interests shall be calculated in simple interest instead of compound interest, with no interest accrued beyond maturity. The coupon rate shall be determined by the Company and the sponsor (the lead underwriter) through a book-building process in the market;

(4) Terms and methods of principal repayment and interest payment: The Bonds shall pay interest annually and the principal shall be repaid in one lump-sum upon maturity. Interests shall be paid once each year and the interests of the last period shall be paid together with the principal;

(5) Buy-back terms: The Bonds shall have no buy-back arrangement.

(6) Guarantee method: Guaranteed;

(7) Use of proceeds: After deducting the issuance fees, RMB2 billion of the proceeds from the issuance of the Bonds shall be applied to repaying bank loans and the remainder of the proceeds shall be applied to replenishing the Company's working capital;

(8) Issuing method: The issuance of the Bonds shall be conducted under methods approved by the China Securities Regulatory Commission (the "CSRC");

(9) Issuing targets: The issuing targets of the Bonds shall be domestic investors in compliance with the stipulations of the laws and regulations;

(10) Time arrangement of the issuance: The issuance of the Bonds shall be completed within 6 months upon the date of approval by the CSRC;

(11) Intended listing place: Upon completion of the issuance of the Bonds, the Company shall apply for the listing and trading of the Bonds on the Shanghai Stock Exchange of the PRC. The Bonds may also be listed and traded on other exchanges as permitted by the relevant laws, subject to approval by the regulatory authorities;

(12) In accordance with the requirements in respect of safeguarding measures under article 25 of the "No. 23 Requirements on the Content and Format of Information Disclosure for Companies Issuing Securities Publicly" of the CSRC, the Company shall adopt, at the minimum, the following safeguarding measures in case of expected failure to pay principal and interests of the Bonds as scheduled or failure to pay principal and interests of the Bonds upon maturity of the issued Bonds:

   (a) Cessation of profit distribution to shareholders;

   (b) Postponement of the implementation of capital expenditure projects, such as substantial external investments or mergers and acquisitions;

(c) Other remedies.

The Board agreed to the "Prospectus of the Public Issuance of Corporate Bonds (Tranche 1) of Datang International Power Generation Co., Ltd." (Draft) (the "Prospectus").

The Board authorises any two directors of the Company to complete the following matters in relation to the issuance of the Bonds:

1) To make necessary adjustments to the relevant issuance terms and conditions of the Bonds on an as-needed basis, with reference to the opinions of the CSRC and/or changes in the market situation;

2) To make necessary amendments to the Prospectus with reference to the opinions of the CSRC and/or changes in the market situation;

3) To sign any relevant legal documents, such as contracts and agreements, in relation to the issuance of the Bonds;

4) To take necessary actions to handle any matters, documents, announcements and other matters in relation to the issuance and listing of the Bonds.

By Order of the Board
Zhou Gang and Mok Chung Kwan, Stephen
Joint Company Secretaries

Beijing, the PRC, 25 October 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive directors*

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

OVERSEAS REGULATORY ANNOUNCEMENT
2007 THIRD QUARTERLY REPORT

In accordance with the requirement of the Chinese Securities Regulatory Commission, Datang International Power Generation Co., Ltd. (the "Company") is required to publish quarterly reports for the first and third quarters of the year.

The financial statements in this quarterly report are unaudited and were prepared in accordance with the PRC GAAP.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. IMPORTANT NOTICE

1.1 The board of directors (the "Board"), the supervisory committee and directors, supervisors and senior management of the Company warrant that there are no false representations or misleading statements contained in, or material omissions from, this report; and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2 Mr. Zhang Yi, an executive director, and Mr. Xie Songlin, an independent director, were unavailable to attend the Board meeting due to business engagement. Mr. Zhang Yi had entrusted Mr. Zhou Gang, a director, to attend and vote on his behalf, while Mr. Xie Songlin had entrusted Mr. Liu Chaoan, an independent director, to attend and vote on his behalf.

1.3 The financial statements in this third quarterly report of the Company are unaudited.

1.4 Mr. Zhai Ruoyu, the Chairman of the Company, Mr. Wang Xianzhou, the person-in-charge of accounting matters, and Mr. Liu Heping, person-in-charge of the accounting institution (head of accounting), make representation in respect of the truthfulness and completeness of the financial statements contained in this quarterly report.

1.5 This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. BASIC INFORMATION OF THE COMPANY

2.1 Major accounting data and financial indicators

Unit: *RMB*

	At the end of reporting period	At the end of last reporting year	Increase/ (decrease) at the end of the reporting period compared to the end of last reporting year (%)
Total assets (RMB'000)	109,635,410	90,481,934	21.17
Interests of equity holders (excluding minority interests) (RMB'000)	28,232,104	23,714,612	19.05
Net assets per share (fully diluted) (RMB)*	2.41	2.09	15.31

	Beginning of the year to the end of the reporting period (January to September)	Increase/ (decrease) compared to the corresponding period of previous year (%)
Net cash flow from operating activities (RMB'000)	10,143,052	N/A
Net cash flow per share from operating activities (fully diluted) (RMB)*	0.87	N/A
Net cash flow per share from operating activities (weighted average) (RMB)*	0.88	N/A

	The reporting period (July to September)	Beginning of the year to the end of the reporting period (January to September)	Increase/ (decrease) compared to the corresponding period of previous year *(%)*
Net profit (excluding profit/loss attributable to minority shareholders) (RMB'000)	848,021	2,701,824	N/A
Basic earnings per share (RMB)*	0.07	0.23	N/A
Diluted earnings per share (RMB)*	0.07	0.23	N/A
Basic earnings per share after deduction of non-recurring profit/loss (RMB)*	0.07	0.23	N/A
Diluted earnings per share after deduction of non-recurring profit/loss (RMB)*	0.07	0.23	N/A
Return on net assets (fully diluted) (%)	3.00	9.57	N/A
Return on net assets (weighted average) (%)	3.18	10.40	N/A
Return on net assets after deduction of non-recurring profit/loss (fully diluted) (%)	3.01	9.56	N/A
Return on net assets after deduction of non-recurring profit/loss (weighted average) (%)	3.19	10.40	N/A

* During this period, the number of ordinary shares outstanding increased due to the capitalisation of capital reserve fund which had no impact on the total balance of equity, and therefore, the calculations of all per share data have considered the bonus issue of 10 shares for every 10 shares outstanding.

Non-recurring profit/loss items	**Amount** *(RMB'000)*
Net non-operating revenue/expense	3,258

2.2 **Total number of shareholders as at the end of the reporting period and the top ten holders of circulating shares not subject to selling restrictions**

Unit: share

Total number of shareholders at the end of the reporting period	340,461

Top ten holders of circulating shares not subject to selling restrictions

Name of shareholder (Full name)	**Number of circulating shares held not subject to selling restrictions as at the end of the reporting period**	**Type of shares**
HKSCC NOMINEES LIMITED	3,218,957,085	Overseas-listed foreign shares
Baosteel Group Corporation Limited	5,072,000	RMB-denominated ordinary shares
China Construction Bank–Boshiyufu security investment fund	4,035,190	RMB-denominated ordinary shares
Bank of China–Jiashi Shanghai Shenzhen 300 Index security investment fund	3,484,137	RMB-denominated ordinary shares
Bingqi Finance Company Ltd.	2,952,000	RMB-denominated ordinary shares
CNNC Finance Company Ltd.	2,596,000	RMB-denominated ordinary shares
TAM WING FAN	2,000,000	Overseas-listed foreign shares
Mu Zongshan (木宗善)	1,990,000	RMB-denominated ordinary shares
Song Tiandi (宋田弟)	1,972,500	RMB-denominated ordinary shares
Hu Xinzhong (胡信忠)	1,950,000	RMB-denominated ordinary shares

3. SIGNIFICANT MATTERS

3.1 Details and reasons for material changes in the major financial statement items and financial indicators of the Company

✓ Applicable ☐ Not applicable

Unit: RMB'000

Consolidated	As at 30 September 2007	As at 31 December 2006	Change Amount	Change (%)	*Note*
Prepayments	687,800	388,939	298,861	77%	*1*
Inventories	1,051,511	806,965	244,546	30%	*2*
Available-for-sale financial assets	4,264,417	1,356,175	2,908,242	214%	*3*
Long-term equity investments	3,153,522	1,275,433	1,878,089	147%	*4*
Construction-in-progress	27,029,398	17,919,514	9,109,884	51%	*5*
Construction materials	8,422,107	4,433,582	3,988,525	90%	*6*
Short-term loans	14,880,973	9,300,496	5,580,477	60%	*7*
Notes payable	2,376,028	233,267	2,142,761	919%	*8*
Other payables	1,964,784	413,749	1,551,035	375%	*9*
Non-current liabilities due within 1 year	1,541,913	2,942,804	(1,400,891)	-48%	*10*
Other current liabilities	3,000,000	1,000,000	2,000,000	200%	*11*
Convertible bonds	203,228	1,111,810	(908,582)	-82%	*12*
Deferred income tax liabilities	1,303,639	418,185	885,454	212%	*13*
Share capital	11,695,190	5,662,849	6,032,341	107%	*14*
Capital reserves	4,418,942	7,272,549	(2,853,607)	-39%	*15*

1 The increase in prepayments was mainly due to the increase in prepayments for coal purchase.

2 The increase in inventories was mainly due to the increase in stocking of fuel coal at power plants located near the coast of Fujian Province as a precaution against typhoons.

3 The increase in available-for-sale financial assets was owing to the rise in market price of the shares of Daqin Railway Co., Ltd. ("Daqin Railway") held by the Company.

4 The increase in long-term equity investments was mainly due to the additional investment in, and share of profit of, associates.

5 The increase in construction in progress was mainly due to the continuing investment in the projects under construction.

6 The increase in construction materials was mainly due to the continuing investment in the projects under construction.

7 The increase in short-term loans was mainly due to the new loans borrowed for construction in progress.

8 The increase in notes payables was due to some subsidiaries of the Company adopting the method of settlement by notes.

9 The increase in other payables was mainly due to the payables of the consideration in relation to the acquisitions of part of the equity interests of Kailuan (Group) Yuzhou Mining Company Limited ("Yuzhou Mining") and Inner Mongolia Huineng Datang Changtan Coal Company Limited ("Changtan Coal").

10 The decrease in non-current liabilities due within 1 year was a result of the repayment of loans due during the reporting period.

11 The increase in other current liabilities was mainly due to additional issue of short-term commercial papers.

12 The decrease in convertible bonds was due to the conversion of the majority of the convertible bonds into overseas-listed shares during the reporting period.

13 The increase in deferred income tax liabilities was mainly due to the increase in the market price of the shares of Daqin Railway held by the Company, which is accounted for as available-for-sale financial assets.

14 The increase in share capital was due to the conversion of convertible bonds into overseas-listed shares and the capitalisation of capital reserve fund during the reporting period.

15 The decrease in capital reserves was mainly due to the capitalisation of capital reserve fund during the reporting period.

The Company	As at 30 September 2007	As at 31 December 2006	Change Amount	Change (%)	*Note*
Accounts receivable	956,251	1,386,805	(430,554)	-31%	*1*
Prepayments	156,749	223,134	(66,385)	-30%	*2*
Available-for-sale financial assets	4,264,417	1,356,175	2,908,242	214%	*3*
Long-term receivables	1,072,727	375,562	697,165	186%	*4*
Fixed assets	6,793,809	14,536,364	(7,742,555)	-53%	*5*
Construction-in-progress	9,447,288	5,761,797	3,685,491	64%	*6*
Construction materials	2,805,138	1,444,939	1,360,199	94%	*7*
Other payables	1,746,789	233,268	1,513,521	649%	*8*
Other current liabilities	3,000,000	1,000,000	2,000,000	200%	*9*
Long-term loans	4,042,700	8,000,000	(3,957,300)	-49%	*10*
Convertible bonds	203,228	1,111,810	(908,582)	-82%	*11*
Deferred income tax liabilities	1,281,682	387,129	894,553	231%	*12*
Share capital	11,695,190	5,662,849	6,032,341	107%	*13*
Capital reserves	4,418,942	7,272,549	(2,853,607)	-39%	*14*

1 The decrease in accounts receivable was mainly caused by the establishment of a limited company for Zhejiang Datang International Wushashan Power Project as a subsidiary of the Company.

2 The decrease in prepayments was mainly caused by the establishment of a limited company for Zhejiang Datang International Wushashan Power Project as a subsidiary of the Company.

3 The increase in available-for-sale financial assets was owing to the rise in the market price of the shares of Daqin Railway held by the Company.

4 The increase in long-term receivables was mainly due to the increase of entrusted loans by the Company to subsidiaries.

5 The decrease in fixed assets was mainly caused by the establishment of a limited company for Zhejiang Datang International Wushashan Power Project as a subsidiary of the Company.

6 The increase in construction in progress was mainly due to the continuing investment in the projects under construction.

7 The increase in construction materials was mainly due to the continuing investment in the projects under construction.

8 The increase in other payables was mainly due to the payables of the consideration in relation to the acquisitions of part of the equity interests of Yuzhou Mining and Changtan Coal.

9 The increase in other current liabilities was mainly due to the additional issue of short-term commercial papers.

10 The decrease in long-term loans was mainly caused by the establishment of a limited company for Zhejiang Datang International Wushashan Power Project as a subsidiary of the Company.

11 The decrease in convertible bonds was due to the conversion of the majority of the convertible bonds into overseas-listed shares during the reporting period.

12 The increase in deferred income tax liabilities was mainly due to the increase in the market price of the shares of Daqin Railway held by the Company, which is accounted for as available-for-sale financial assets.

13 The increase in share capital was due to the conversion of convertible bonds into overseas-listed shares and the capitalisation of capital reserve fund during the reporting period.

14 The decrease in capital reserves was mainly due to the capitalisation of capital reserve fund during the reporting period.

3.2 Analysis and explanation of progress and impact of major matters and solutions

☐ Applicable ✓ Not applicable

3.3 Undertakings made by the Company, shareholders and the de facto controller and their implementation

☐ Applicable ✓ Not applicable

3.4 Warning and explanation in the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or significant changes compared to the corresponding period of the previous year

☐ Applicable ✓ Not applicable

3.5 Other significant matters which require explanation

3.5.1 The Company's equity interests in other listed companies

✓Applicable ☐Not applicable

No.	Stock code	Abbreviation	Number of shares held *(shares)*	Percentage of shareholding in the company *(%)*	Initial investment costs *(RMB '000)*	Account category
1	601006	Daqin Railway	167,429	1.29	496,149	Available-for-sale financial assets
Total			167,429	–	496,149	–

3.5.2 The Company's equity interests in unlisted financial enterprises and proposed listed companies

✓Applicable ☐Not applicable

Name of shareholding	Initial investment amount *(RMB '000)*	Number of shares held *(shares)*	Percentage of shareholding in the company *(%)*	Book value as at the end of the reporting period *(RMB '000)*
China Datang Corporation Finance Company	100,000	–	20.00	124,703
China Continent Property & Casualty Insurance Company Ltd.	103,000	100,000,000	5.81	103,000
Sub-total	203,000	–	–	227,703

By Order of the Board
Datang International Power Generation Co., Ltd.
Zhai Ruoyu
Chairman

Beijing, the PRC, 25 October 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.

Washington, DC
107

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

CLARIFICATION ANNOUNCEMENT
TO THE 2007 THIRD QUARTERLY REPORT

Reference is made to the Results Announcement. The Board of the Company wishes to clarify with respect to certain clerical errors contained in the Results Announcement and of which revisions are required to be made.

Reference is made to the announcement of Datang International Power Generation Co., Ltd. (the "Company") in respect of the 2007 third quarterly report dated 25 October 2007 (the "Results Announcement"). The board of directors (the "Board") of the Company noticed that errors are contained in the Results Announcement.

The Board of the Company wishes to clarify with respect to the clerical errors contained in the Results Announcement and of which revisions are required to be made:

The original version:

3.5.1 The Company's equity interests in other listed companies

√Applicable ☐Not applicable

No.	Stock code	Abbreviation	Number of shares held *(shares)*	Percentage of shareholding in the company *(%)*	Initial investment costs *(RMB'000)*	Account category
1	601006	Daqin Railway	167,429	1.29	496,149	Available-for-sale financial assets
Total			167,429	—	496,149	—

The revised version:

3.5.1 The Company's equity interests in other listed companies

√ Applicable ☐Not applicable

No.	Stock code	Abbreviation	Number of shares held *(shares)*	Percentage of shareholding in the company *(%)*	Initial investment costs *(RMB '000)*	Account category
1	601006	Daqin Railway	167,429,000	1.29	496,149	Available-for-sale financial assets
Total			167,429,000	—	496,149	—

The Company hereby revises the errors and apologises for any inconveniences caused.

By Order of the Board
Datang International Power Generation Co., Ltd.
Zhai Ruoyu
Chairman

Beijing, the PRC, 30 October 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive directors*

大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

ANNOUNCEMENT ON THE LISTING AND TRADING OF THE CIRCULATING SHARES WITH SELLING RESTRICTIONS

SPECIAL NOTICE

The Company and all members of the board of directors (the "Board") warrant the truthfulness, accuracy and completeness of the announcement, and jointly accept the responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The number of circulating shares with selling restrictions to be listed is 3,806,823,600 shares.

The date of listing and trading of the circulating shares with selling restrictions is 20 December 2007.

Pursuant to the approval document Zheng Jian Fa Xing Zi [2006] No.135 from China Securities Regulatory Commission, Datang International Power Generation Co., Ltd. (the "Company") has completed the initial public offering of A shares (the "A Shares IPO") and results of the offering were published in China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on 12 December 2006. The online issued shares under the A Shares IPO were listed on the Shanghai Stock Exchange on 20 December 2006. Holders of the Company's shares (Tianjin Jinneng Investment Company, Beijing Energy Investment (Holding) Company Limited and Hebei Construction Investment Company) have undertaken that a total of 3,806,823,600 A shares held (such number of shares reflecting the implementation of the proposal on share capital expansion by utilising the capital reserve fund to issue 10 shares for every 10 shares held) would be available for listing and trading only after a period of 12 months commencing from the date of listing of the online issued shares under the A Shares IPO. As the lock-up period is expiring, the above-mentioned shares will be listed and traded starting from Thursday, 20 December 2007.

Details of the holders of the Company's shares with selling restrictions (with a lock-up period of 12 months), number of shares held and lock-up undertakings are set out in the table below:

Name of shareholder	Number of shares held (shares)	Undertaken lock-up period
Beijing Energy Investment (Holding) Company Limited	1,343,584,800	12 months commencing from the date of listing of the online issued shares under the A Shares IPO
Hebei Construction Investment Company	1,343,584,800	12 months commencing from the date of listing of the online issued shares under the A Shares IPO
Tianjin Jinneng Investment Company	1,119,654,000	12 months commencing from the date of listing of the online issued shares under the A Shares IPO
Total	3,806,823,600	

In addition, under the A Shares IPO, 92,358,600 A shares were strategically placed to Tianjin Jinneng Investment Company. The lock-up period for such strategic placing shares is 36 months commencing from the date of listing of the online issued shares under the A Shares IPO.

Upon the listing of the above-mentioned shares with a lock-up period of 12 months, the equity structure of the Company will be changed as follows:

Unit: Share(s)

	Before adjustment	Adjustment	After adjustment
I. Total number of A shares with selling restrictions	**7,858,423,360**	**-3,806,823,600**	**4,051,599,760**
1. State-owned shares	3,959,241,160	0	3,959,241,160
2. State-owned legal person shares	3,899,182,200	-3,806,823,600	92,358,600
II. Total number of A shares without selling restrictions	**605,936,640**	**+3,806,823,600**	**4,412,760,240**
III. Foreign listed circulating shares (H shares) *	**3,264,924,089**	**0**	**3,264,924,089**
IV Total shares	**11,729,284,089**	**0**	**11,729,284,089**

*Note: As at the date of this announcement, among the US$153.8 million worth of bonds issued by the Company which can be converted into H shares, bonds in a principal amount of US$137.4 million have been converted into 403,586,089 H shares. Before such conversion, the Company had a total of 2,861,338,000 H shares.

By Order of the Board
Zhou Gang and Mok Chung Kwan, Stephen
Joint Company Secretaries

Beijing, the PRC, 14 December 2007

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Zhou Gang, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Li Gengsheng, Xie Songlin, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *Independent non-executive directors*

END